IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.1 TO THE FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 2 TO THE FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Clifton Savings Bancorp, Inc.(in organization)
Exact Name of Registrant as Specified in Charter

0001240581
Registrant CIK Number

6-13-03

Exhibit 99.1 to the Form S-1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part give period of report)

333-106116
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Clifton, State of New Jersey, on December 12, 2003.

CLIFTON SAVINGS BANCORP, INC.
(in organization)

By: [signature]
John A. Celentano, Jr.
Chairman of the Board and
Chief Executive Officer

Clifton Savings Bancorp (MHC)

Conversion Valuation Appraisal

Date of Market Prices: November 28, 2003

Table of Contents
Clifton Savings Bancorp, Inc.
Clifton, New Jersey

List of Figures
Clifton Savings Bancorp, Inc.
Clifton, New Jersey

List of Exhibits
Clifton Savings Bancorp, Inc.
Clifton, New Jersey

Exhibit

Introduction

This report represents FinPro, Inc.'s ("FinPro") independent appraisal of the estimated pro forma market value of the common stock (the "Common Stock") of Clifton Savings Bancorp, Inc. (the "Company") in connection with the issuance of 45% of the outstanding common stock of the Company. Clifton Savings, MHC will own the remainder of the common stock of Clifton Savings Bancorp, Inc. after the stock issuance.

In compiling the pro formas, FinPro relied upon the assumptions provided by the Bank and its agents. The pro forma assumptions are as follows:

- 45.00% of the stock will be offered to the public,
- the stock will be issued at $10.00 per share,
- the conversion expenses will be $2.3 million at the midpoint,
- there will be an 8% ESOP funded internally, amortized over 15 years straight-line,
- there will be a 4% MRP, amortized over 5 years straight-line,
- the tax rate is assumed at 39.94%,
- the net proceeds will be invested at the three-year treasury rate of 2.15%, pre-tax, and
- the MHC will be capitalized with $100 thousand.

It is our understanding that the Company will offer its stock in a subscription and community offering to Eligible Account Holders, to the Employee Plans, to Supplemental Eligible Account Holders of the Bank, and to Other Members. This appraisal has been prepared in accordance with Regulation 563b.7 and the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC"), including the most recent revisions as of October 21, 1994, and applicable regulatory interpretations thereof.

In the course of preparing our report, we reviewed the unaudited financial statements of the Bank's operations for the six months ended September 30, 2003, and the Bank's audited financials for the years ended March 31, 2002 and March 31, 2003. We also reviewed the Bank's Application for Approval of Conversion including the Proxy Statement and the Company's Form MHC-1 registration statement as filed with the Securities and Exchange Commission ("SEC"). We have conducted due diligence analysis of the Bank and the Company (hereinafter, collectively referred to as "the Bank") and held due diligence related discussions with the Bank's management and board, Radics & Co., LLC (the Bank's independent auditor), Keefe Bruyette & Woods, Inc. (the Bank's underwriter), and Muldoon Murphy & Faucette LLP (the Bank's special counsel). The valuation parameters set forth in the appraisal were predicated on these discussions but all conclusions related to the valuation were reached and made independent of such discussions.

Where appropriate, we considered information based upon other publicly available sources, which we believe to be reliable; however, we cannot guarantee the accuracy or completeness of such information. We visited the Bank's primary market area and reviewed the market area economic condition. We also reviewed the competitive environment in which the Bank operates and its relative strengths and weaknesses. We compared the Bank's performance with selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and in the market for savings institutions in particular. Our analysis included a review of the estimated effects of the Conversion of the Bank on the operations and expected financial performance as they related to the Bank's estimated pro forma value.

In preparing our valuation, we relied upon and assumed the accuracy and completeness of financial and other information provided to us by the Bank and its independent accountants. We did not independently verify the financial statements and other information provided by the Bank and its independent accountants, nor did we independently value any of the Bank's assets or liabilities. This estimated valuation considers the Bank only as a going concern and should not be considered as an indication of its liquidation value.

Our valuation is not intended, and must not be construed, to be a recommendation of any kind as the advisability of purchasing shares of Common Stock in the stock issuance. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of Common Stock in the stock issuance will thereafter be able to sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. FinPro is not a seller of securities within the meaning of any federal or state securities laws. Any report prepared by FinPro shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

The estimated valuation herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Bank's financial condition, operating performance, management policies and procedures and current conditions in the securities market for thrift institution common stock. Should any such developments or changes, in our opinion, be material to the estimated pro forma market value of the Bank, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained at that time.

1. Overview and Financial Analysis

GENERAL OVERVIEW

The Bank, after the Conversion, will be a state chartered stock savings and loan association. As of September 30, 2003, the Bank had $610.1 million in total assets, $530.4 million in deposits, $200.5 million in net loans and $75.1 million in equity.

The following table shows the Bank's facilities as of September 30, 2003.

FIGURE 1 – CURRENT FACILITIES LIST

Location	Year Opened	Net Book Value as of September 30, 2003	Square Footage	Owned/ Leased
Main Office:		**(Dollars in thousands)**		
1433 Van Houten Avenue	1981	$ 2,655	10,460	Owned
Branches:				
Clifton:				
1055 Clifton Avenue	1956	871	2,484	Owned
1 Village Square West	1928	230	1,550	Owned
319 Lakeview Avenue	1970	59	3,311	Owned
646 Van Houten Avenue	1968	144	1,081	Owned
387 Valley Road	1971	1	995	Leased (1)
Garfield:				
253 Palisade Avenue	1975	-	685	Leased (2)
369 Lanza Avenue	1977	1,123	2,174	Owned
Wallington:				
163 Maple Avenue (3)	2003	465	680	Owned
Wayne:				
1158 Hamburg Turnpike	2003	233	1,617	Leased (4)

(1) The current lease expires in 2006 with an option for an additional 5 years.

(2) This branch is currently leased on a month to month basis. Clifton Savings owns land with a book value of $344,000 for a future branch site at 247 Palisade Avenue to replace this branch.

(3) This is a temporary facility. The permanent facility is scheduled to open in the first quarter of 2004.

(4) The current lease expires in 2008 with an option for an additional 5 years.

Source: Offering Prospectus

HISTORY

Clifton Savings was formed as a New Jersey building and loan association in 1928 under the name Botany Building and Loan Association. Clifton Savings has changed its name several times since and has done business under the names East Clifton Building and Loan Association, East Clifton Savings and Loan Association and Clifton Savings and Loan Association and since 1989 under its current name Clifton Savings Bank, S.L.A.

The Bank operates as a community-oriented financial institution offering traditional financial services to consumers and businesses in the Bank's market area. The Bank attracts deposits from the general public and uses those funds to originate one-to-four-family, multi-family and commercial real estate, and consumer loans, which the Bank holds for investment.

STRATEGIC DIRECTION

The Bank's mission is to operate and grow a profitable community-oriented financial institution serving primarily retail customers in the Bank's market area. The Bank plans to achieve this by executing a strategy of:

- continuing to serve as a community-oriented financial institution;
- expanding the branch network into new market areas;
- pursuing opportunities to increase multi-family and commercial real estate lending in the market area where there are many multi-family and commercial real estate properties;
- continuing to use conservative underwriting practices to maintain the high quality of the loan portfolio;
- managing the net interest margin and net interest spread by seeking to increase lending levels;
- managing the investment and borrowings portfolios to provide liquidity, enhance income and manage interest rate risk; and
- seeking opportunities to increase deposits by continuing to offer exceptional customer service and expanding products and services offered to the Bank's customers.

Continuing to serve as a community-oriented financial institution

The Bank has a long tradition of focusing on the needs of consumers in the Bank's community and being an active corporate citizen. The Bank delivers personalized service and responds with flexibility to customer needs. The Bank believes the community orientation is attractive to the Bank's customers and distinguishes the Bank from the large regional banks that operate in the Bank's market area, and the Bank intends to maintain this focus as it grows.

Expand the Bank's branch network into new market areas

In April 2003, the Bank opened a new branch in Wallington, New Jersey and the Bank expects to open a new branch in Wayne, New Jersey in the third quarter of the 2003 calendar year. The Bank intends to continue to pursue expansion in Bergen and Passaic Counties in future years and the Bank also may consider exploring expansion opportunities in Essex County and in surrounding counties.

Pursue opportunities to increase multi-family and commercial real estate lending

Many multi-family and commercial properties are located in the Bank's market area and with the additional capital raised in the offering, the Bank may pursue the larger lending relationships associated with these multi-family and commercial properties, while continuing to originate any such loans in accordance with the Bank's conservative underwriting guidelines.

Continue conservative underwriting practices and maintain high quality loan portfolio

The Bank believes that high asset quality is a key to long-term financial success. The Bank has sought to maintain a high level of asset quality and moderate credit risk by using underwriting standards, which the Bank believes are conservative. At September 30, 2003, the Bank's nonperforming loans (loans which are 90 or more days delinquent) were only 0.02% of the Bank's total loan portfolio and 0.01% of the Bank's total assets. Although the Bank intends to increase the Bank's multi-family and commercial real estate lending after the conversion, the Bank intends to continue the Bank's philosophy of managing large loan exposures through the Bank's conservative approach to lending.

Manage net interest margin and net interest spread

The Bank intends to continue to manage its interest margin and net interest spread by seeking to increase lending levels. Loans secured by multi-family and commercial real estate are generally larger and involve a greater degree of risk than one-to-four family residential mortgage loans. As a result, however, multi-family and commercial real estate loans typically have higher yields, which increase the Bank's net interest margin and net interest spread.

Manage investment and borrowings portfolios

The Bank's liquidity, income and interest rate risk are affected by the management of the Bank's investment and borrowings portfolios. After the conversion, the Bank may leverage the additional capital the Bank raises in the offering by borrowing funds from the Federal Home Loan Bank and investing the funds in loans and investment securities in a manner consistent with the Bank's current portfolio. This leverage strategy, if implemented and assuming favorable market conditions, will provide the Bank with additional liquidity, enhance earnings and help to manage the Bank's interest rate risk.

Increase deposits

The Bank's primary source of funds is the Bank's deposit accounts. Deposits increased $59.1 million, or 12.5%, since March 31, 2002 primarily due to competitive interest rates, the movement of customer funds out of riskier investments, including the stock market, and the Bank's history of paying interest on deposit accounts since 1928. The Bank intends to continue to increase the Bank's deposits by continuing to offer exceptional customer service, as well as enhancing products and services offered to the Bank's customers.

BALANCE SHEET TRENDS

The Bank's balance sheet increased by $34.1 million, or 5.91%, from $576.1 million at March 31, 2003 to $610.1 million at September 30, 2003.

Equity has increased $2.0 million, or 2.79%, from $73.0 million at March 31, 2003 to $75.1 million at September 30, 2003. The equity to assets ratio is currently 12.30%.

FIGURE 2 - ASSET AND RETAINED EARNINGS CHART


$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
Asset ($ in thousands)
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
$478,004
$482,668
$494,160
$543,917
$576,055
$610,110
Assets
Equity
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Sep-03

Source: Offering Prospectus

The following tables set forth certain information concerning the financial position of the Bank at the dates indicated.

FIGURE 3 - KEY BALANCE SHEET DATA

	September 30,	At March 31,				
	2003	2003	2002	2001	2000	1999
Financial Condition Data:			(In thousands)			
Total assets	$ 610,110	$ 576,055	$ 543,917	$ 494,160	$ 482,668	$ 478,004
Loans receivable, net	200,463	214,219	251,021	228,996	202,833	162,144
Cash and cash equivalents and securities	392,893	347,613	280,543	253,009	267,741	304,225
Deposits	530,372	497,495	471,318	426,155	420,441	419,310
Total equity	75,054	73,020	67,804	63,402	58,009	54,592

Source: Offering Prospectus

FIGURE 4 - KEY RATIOS

	Months Ended September 30,		At or For the Year Ended March 31,				
	2003	2002	2003	2002	2001	2000	1999
Performance Ratios:							
Return on average assets	0.69%	0.96%	0.94%	0.86%	0.91%	0.92%	0.73%
Return on average equity	5.52%	7.61%	7.41%	6.75%	7.34%	7.82%	6.21%
Interest rate spread (1)	2.20%	2.33%	2.34%	1.94%	2.05%	2.18%	1.89%
Net interest margin (2)	2.43%	2.70%	2.67%	2.41%	2.58%	2.65%	2.37%
Noninterest expense to average assets	1.27%	1.04%	1.07%	1.06%	1.13%	1.10%	1.24%
Efficiency ratio (3)	52.98%	39.12%	40.33%	43.98%	43.91%	41.77%	52.51%
Average interest earning assets to average interest bearing liabilities	1.11x	1.12x	1.12x	1.13x	1.12x	1.11x	1.11x
Average equity to average assets	12.59%	12.62%	12.68%	12.67%	12.45%	11.75%	11.69%
Capital Ratios:							
Tangible capital	12.32%	12.66%	12.69%	12.47%	12.83%	12.17%	11.41%
Core capital	12.30%	12.66%	12.69%	12.47%	12.83%	12.17%	11.41%
Risk-based capital	40.21%	36.46%	40.47%	35.64%	36.82%	36.62%	37.70%
Asset Quality Ratios:							
Allowance for loan losses as a percent of total gross loans	0.42%	0.39%	0.44%	0.37%	0.38%	0.38%	0.42%
nonperforming loans	2210.53%	912.62%	537.14%	186.51%	306.23%	69.35%	91.64%
the period	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Nonperforming loans as a percent of total loans	0.02%	0.04%	0.08%	0.20%	0.13%	0.55%	0.45%
Nonperforming assets as a percent of total assets	0.01%	0.02%	0.03%	0.09%	0.09%	0.23%	0.16%
Other Data:							
Number of:							
Real estate loans outstanding	1,728	2,129	1,905	2,263	2,369	2,317	2,172
Deposit accounts	35,752	36,517	35,171	37,005	37,190	37,274	37,553
Full service customer service facilities	10	8	8	8	8	8	8

Source: Offering Prospectus

LOAN PORTFOLIO

The Bank's loan portfolio has decreased by $13.8 million from March 31, 2003 to September 30, 2003, and as a percent of assets, the loan portfolio has decreased from 37.19% to 32.86%. High prepayment speeds and the low volume of loan originations at the Bank caused this decline over the last six months.

FIGURE 5 - NET LOANS RECEIVABLE CHART


$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
Loans receivable, net
$ in thousands
$162,144
$202,833
$228,996
$251,021
$214,219
$200,463
Loans receivable, net
Net loans to assets
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Sep-03
100.00%
90.00%
80.00%
70.00%
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
Net loans to assets ratio

Source: Offering Prospectus

The Bank is primarily a 1-4 family mortgage lender.

FIGURE 6 - LOAN MIX AS OF SEPTEMBER 30, 2003 CHART


Second mortgage loans 1.76%
Passbook or certificate loans 0.54%
Equity lines of credit 0.72%
Construction 0.11%
Other consumer loans 0.02%
Mortgage Loans (multi-family, commercial, and other) 4.82%
Mortgage Loans (one-four family) 92.04%

Source: Offering Prospectus

The Bank's loan mix remains primarily real estate-oriented in its composition. The mix has remained relatively stable since 1999.

FIGURE 7 - LOAN MIX

	At September 30,		At March 31,									
	2003		2003		2002		2001		2000		1999	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollar in Thousands)											
Real estate loans:												
One-to-four family	$ 185,633	92.04%	$ 198,957	92.26%	$ 236,967	93.93%	$ 214,349	93.11%	$ 187,736	91.90%	$ 149,618	91.59%
Multi-family and commercial	9,725	4.82%	10,127	4.70%	8,753	3.47%	8,977	3.90%	10,345	5.06%	9,043	5.54%
Construction	220	0.11%	382	0.18%	450	0.18%	-	0.00%	956	0.47%	200	0.12%
Total real estate loans	195,578	96.97%	209,466	97.13%	246,170	97.58%	223,326	97.01%	199,037	97.43%	158,861	97.25%
Consumer loans:												
Second mortgage loans	3,543	1.76%	3,318	1.54%	3,828	1.52%	4,682	2.04%	3,276	1.61%	2,855	1.75%
Passbook or certificate loans	1,082	0.54%	1,188	0.55%	976	0.39%	996	0.43%	1,151	0.56%	1,027	0.63%
Equity lines of credit	1,454	0.72%	1,639	0.76%	1,256	0.50%	1,161	0.50%	783	0.38%	594	0.36%
Other consumer loans	35	0.02%	35	0.02%	35	0.01%	35	0.02%	36	0.02%	13	0.01%
Total consumer loans	6,114	3.03%	6,180	2.87%	6,095	2.42%	6,874	2.99%	5,246	2.57%	4,489	2.75%
Total gross loans	201,692	100.00%	215,646	100.00%	252,265	100.00%	230,200	100.00%	204,283	100.00%	163,350	100.00%
Loans in process	75		252		80		-		196		102	
Deferred loan fees, net	314		235		224		319		469		424	
Allowance for loan losses	840		940		940		885		785		680	
Total loans receivable, net	$ 200,463		$ 214,219		$ 251,021		$ 228,996		$ 202,833		$ 162,144	

Source: Offering Prospectus

INVESTMENTS

The Bank increased its investment portfolio from $271.4 million at March 31, 2003, to $336.9 million at September 30, 2003.

FIGURE 8 - SECURITIES CHART



$400,000
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
$ in thousands
Securities Trading
Securities AFS
Securities HTM
$209,046
$988
$22,560
$185,498
$225,514
$0
$1,391
$224,123
$271,361
$0
$5,275
$266,086
$336,863
$0
$204
$336,659
Mar-01
Mar-02
Mar-03
Sep-03

Source: Offering Prospectus

Note: Available for sale securities are shown at fair value and held to maturity securities are shown at amortized cost.

INVESTMENTS AND MORTGAGE-BACKED SECURITIES

The following table illustrates the Bank's investment portfolio.

FIGURE 9 - INVESTMENT MIX

	At September 30,		At March 31,					
	2003		2003		2002		2001	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Trading account securities:								
Federal agency securities:	$ -	$ -	$ -	$ -	$ -	$ -	$ 979	$ 988
Securities available for sale:								
Federal agency securities:	-	-	5,000	5,011	1,000	1,014	22,002	22,062
Freddie Mac	191	204	246	264	354	377	479	498
	191	204	5,246	5,275	1,354	1,391	22,481	22,560
Securities held-to-maturity:								
Federal agency securities:	136,869	138,866	120,862	123,115	110,255	109,425	80,321	80,564
Fannie Mae	87,747	87,957	47,290	48,846	53,861	53,879	46,567	46,970
Freddie Mac	77,899	78,868	57,940	59,695	53,667	53,961	48,788	49,417
Ginnie Mae	34,144	33,767	39,994	40,406	6,340	6,511	9,822	10,035
	336,659	339,458	266,086	272,062	224,123	223,776	185,498	186,986
Total	$ 336,850	$ 339,662	$ 271,332	$ 277,337	$ 225,477	$ 225,167	$ 208,958	$ 210,534

Source: Offering Prospectus

ASSET QUALITY

The Bank's level of nonperforming assets has decreased from $175 thousand at March 31, 2003 to $38 thousand at September 30, 2003. The nonperforming assets as a percentage of total assets also decreased.

FIGURE 10 - ASSET QUALITY CHART


NPLs, REO and other NPAs
$ in thousands
$1,200
$1,000
$800
$600
$400
$200
$0
0.25%
0.20%
0.15%
0.10%
0.05%
0.00%
NPAs to Pd End Assets
Nonperforming Assets
NPAs to Pd End Assets
$742
$1,132
$457
$504
$175
$38
0.16%
0.23%
0.09%
0.09%
0.03%
0.01%
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Sep-03

Source: Offering Prospectus

At September 30, 2003, the Bank's nonperforming loans to total loan ratio was 0.02% and the non-performing assets to total assets ratio was 0.01%.

Figure 11 - Non-Performing Loans

	At September 30,	Year Ended March 31,				
	2003	2003	2002	2001	2000	1999
Nonaccrual loans:		(Dollars in thousands)				
Real estate	$ 38	$ 175	$ 504	$ 289	$ 1,104	$ 742
Total	38	175	504	289	1,104	742
Accruing loans past due 90 days or more:						
Consumer	-	-	-	-	28	-
Total	-	-	-	-	28	-
Total of nonaccrual and 90 days or more past due loans	38	175	504	289	1,132	742
Real estate owned	-	-	-	168	-	-
Total nonperforming assets	$ 38	$ 175	$ 504	$ 457	$ 1,132	$ 742
Total nonperforming loans to total loans	0.02%	0.08%	0.20%	0.13%	0.55%	0.45%
Total nonperforming loans to total assets	0.01%	0.03%	0.09%	0.06%	0.23%	0.16%
Total nonperforming assets to total assets	0.01%	0.03%	0.09%	0.09%	0.23%	0.16%

Source: Offering Prospectus

The ALLL declined $100 thousand from March 31, 2003 to September 30, 2003, as the Bank recaptured a portion of its ALLL. The recapture was based on a decline in loans and a decline in NPLs. The Bank's ALLL to loans ratio decreased from 0.44% at March 31, 2003 to 0.42% at September 30, 2003.

FIGURE 12 - ALLOWANCE FOR POSSIBLE LOAN AND LEASE LOSSES CHART


$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
ALLL
$ in thousands
$680
$785
$885
$940
$940
$840
0.50%
0.45%
0.40%
0.35%
0.30%
0.25%
0.20%
0.15%
0.10%
0.05%
0.00%
ALLL to Loans
ALLL
ALLL to Loans
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Sep-03

Source: Offering Prospectus

FUNDING COMPOSITION

Deposits have increased from $497.5 million at March 31, 2003 to $530.4 million at September 30, 2003. The Bank has no outstanding borrowings.

FIGURE 13 - DEPOSIT AND BORROWING TREND CHART


$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
$ in thousands
$419,310
$420,441
$426,155
$471,318
$497,495
$530,372
$0
Total Deposits
Borrowed Funds
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Sep-03

Source: Offering Prospectus

The Bank's deposit mix as of September 30, 2003 is heavily weighted in time deposits.

FIGURE 14 - DEPOSIT MIX


NOW & Super NOW
5%
Money Market
2%
Savings Deposits
28%
Time Deposits
65%

Source: Offering Prospectus

ASSET/LIABILITY MANAGEMENT

The following chart depicts the Bank's Net Portfolio Value ("NPV") at September 30, 2003 under all rate shocks.

FIGURE 15 - NET PORTFOLIO VALUE

Basis Point ("bp")	Net Portfolio Value			Net Portfolio Value as % of Portfolio Value of Assets	
Change in Rates	$ Amount	$ Change	% Change	NPV Ratio	Change
	(Dollars in thousands)				
300 bp	68,438	(25,000)	-27%	11.38%	-338 bp
200 bp	78,114	(15,234)	-16%	12.73%	-202 bp
100 bp	86,472	(6,967)	-7%	13.86%	-90 bp
0	93,438			14.76%	
-100 bp	93,882	444	0%	14.75%	0

Source: Offering Prospectus

NET WORTH AND CAPITAL

At September 30, 2003, the Bank had capital in excess of the minimum requirements for all capital ratios.

FIGURE 16 - CAPITAL ANALYSIS

Regulatory Capital Position	Historical at September 30, 2003		
		Amount	Percentage of Assets
GAAP Capital	$	75,054	12.30%
Tier 1 (Core) Capital			
Capital Level	$	75,046	12.30%
Requirement		24,404	4.00%
Excess	$	50,642	8.30%
Total Risk-Based Capital			
Capital Level	$	75,886	40.21%
Requirement		15,098	8.00%
Excess	$	60,788	32.21%

Source: Offering Prospectus

INCOME AND EXPENSE TRENDS

The Bank posted net income of $5.2 million for the year ended March 31, 2003, up $792 thousand from the year ended March 31, 2002. The increase was primarily attributable to higher net interest income, resulting from lower interest expense. The net income for the three months ended September 30, 2003, declined from the prior period due to lower net interest income and higher noninterest expense.

FIGURE 17 - NET INCOME CHART


$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
$ in thousands
$3,300
$4,399
$4,448
$4,429
$5,221
$4,088
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Sep-03
Note: The September 2003 figure is the annualized six months ended September 30, 2003.

Source: Offering Prospectus

The net interest spread and margin decreased between the six months ended September 30, 2002 and the six months ended September 30, 2003.

FIGURE 18 - AVERAGE YIELDS AND COSTS

	Six Months Ended September 30,					
	2003			2002		
	Average Balance	Interest and Dividends	Yield/Cost	Average Balance	Interest and Dividends	Yield/Cost
Assets:			(Dollars in thousands)			
Interest-earning assets:						
Loans receivable	$ 202,185	$ 6,193	6.13%	$ 250,914	$ 8,584	6.84%
Mortgage-backed securities	191,403	4,023	4.20%	106,724	3,309	6.20%
Investment securities	134,011	2,310	3.45%	127,391	2,826	4.44%
Other interest-earning assets	37,420	281	1.50%	46,488	406	1.75%
Total interest-earning assets	565,019	12,807	4.53%	531,517	15,125	5.69%
Noninterest-earning assets	23,277			16,278		
Total assets	$ 588,296			$ 547,795		
Liabilities and equity:						
Interest-bearing liabilities:						
Demand accounts	$ 39,141	$ 226	1.15%	$ 36,745	$ 288	1.57%
Savings and club accounts	137,863	920	1.33%	117,161	1,336	2.28%
Certificates of deposit	332,412	4,786	2.88%	319,940	6,335	3.96%
Total interest-bearing deposits	509,416	5,932	2.33%	473,846	7,959	3.36%
Noninterest-bearing liabilities	4,822			4,823		
Total liabilities	514,238			478,669		
Equity	74,058			69,126		
Total liabilities and equity	$ 588,296			$ 547,795		
Net interest income		$ 6,875			$ 7,166	
Interest rate spread			2.20%			2.33%
Net interest margin			2.43%			2.70%
Average interest-earning assets to average interest-bearing liabilities	1.11x			1.12x		

Source: Offering Prospectus

The following chart illustrates that the Bank's spread and margin declined between 2000 and 2002. Between the twelve months ended March 31, 2002 and the twelve months ended March 31, 2003, spread and margin increased as cost of funds declined faster than yield on assets. Spread and margin declined during the six months ended September 30, 2003, as the decline in yield was only partially offset by the decline in cost of funds.

FIGURE 19 - SPREAD AND MARGIN CHART


3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
2.37%
2.65%
2.58%
2.41%
2.67%
2.43%
1.89%
2.18%
2.05%
1.94%
2.34%
2.20%
Spread
Margin
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Sep-03

Source: Offering Prospectus

The Bank posted net income of $2.0 million for the six months ended September 30, 2003, compared with $2.6 million for the six months ended September 30, 2002. The decline is primarily attributable to lower net interest income and higher noninterest expense.

FIGURE 20 - INCOME STATEMENT TRENDS

	Three Months Ended September 30,		Year Ended March 31,				
	2003	2002	2003	2002	2001	2000	1999
Operating Data:			(Dollars in thousands)				
Interest Income	$ 12,807	$ 15,125	$ 29,253	$ 31,290	$ 32,437	$ 30,958	$ 29,354
Interest Expense	5,932	7,959	14,856	19,136	20,237	18,612	18,855
Net interest income	6,875	7,166	14,397	12,154	12,200	12,346	10,499
Provisions for loan losses	(100)	-	-	55	100	105	90
Net interest income after provision for loan losses	6,975	7,166	14,397	12,099	12,100	12,241	10,409
Noninterest income	148	144	296	284	360	56	181
Noninterest expense	3,721	2,860	5,926	5,478	5,487	5,269	5,654
Earnings before income taxes	3,402	4,450	8,767	6,905	6,973	7,028	4,936
Total income taxes	1,358	1,819	3,546	2,476	2,525	2,629	1,636
Net earnings	$ 2,044	$ 2,631	$ 5,221	$ 4,429	$ 4,448	$ 4,399	$ 3,300

Source: Offering Prospectus

The ROAA, consistent with net income, decreased for the annualized six months ended September 30, 2003 relative to the twelve months ended March 31, 2003.

FIGURE 21 - PROFITABILITY TREND CHART


$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
Income
$ in thousands
1.00%
0.90%
0.80%
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
ROAA
$3,300
$4,399
$4,448
$4,429
$5,221
$4,088
Net Income
ROAA
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Sep-03

Note: The September 2003 figure is for the six months ended September 30, 2003,

Source: Offering Prospectus

LEGAL PROCEEDINGS

Periodically, there have been various claims and lawsuits against the Bank, such as claims to enforce liens, condemnation proceedings on properties in which the Bank holds security interests, claims involving the making and servicing of real property loans and other issues incident to the Bank's business. The Bank is not a party to any pending legal proceedings that management believes would have a material adverse effect on the Bank's financial condition, results of operations or cash flows.

SUBSIDIARIES

The Bank does not have any subsidiaries.

2. Market Area Analysis

The following maps delineate the market area for each of the Bank's branches based upon the geographic distribution of accounts.

FIGURE 22 – MARKET AREA MAPS


Maple Ave. and Union Blv
Clifton Savings Bank, 5 - 1158 Hamburg Turnpike
0
0.25
0.5
Miles

MARKET AREA DEMOGRAPHICS

The following tables summarize the demographics for the Bank's markets.

FIGURE 23 - POPULATION DEMOGRAPHICS

	Lakeview Ave. &	INDEX	Clifton Ave Branch	INDEX	Lakeview Ave. &	INDEX	Lanza Ave. Branch	INDEX	Palisades Ave.	INDEX	Valley Rd. Branch	INDEX
POPULATION CHARACTERISTICS												
LAND AREA (miles)	2.13		1.48		2.13		1.20		1.10		0.67	
POPULATION												
2000 CENSUS	26,468		8,420		26,468		12,732		15,630		3,797	
2002 ESTIMATE	26,855		8,411		26,855		12,960		15,974		3,778	
2007 PROJECTION	27,974		8,443		27,974		13,544		16,849		3,750	
GROWTH 2000 TO 2002	1.46%		-0.11%		1.46%		1.79%		2.20%		-0.50%	
PROJECTED GROWTH 2002 TO 2007	4.17%		0.38%		4.17%		4.51%		5.48%		-0.73%	
POPULATION DENSITY 2002 (persons / sq mile)	12,620.7	10.99	5,686.0	4.95	12,620.7	10.99	10,762.8	9.37	14,460.3	12.59	5,613.6	4.89
POPULATION BY SEX - 2002 EST	*26,855*		*8,411*		*26,855*		*12,960*		*15,974*		*3,778*	
MALE	47.99%	0.99	47.65%	0.98	47.99%	0.99	48.29%	1.00	48.87%	1.01	47.88%	0.99
FEMALE	52.01%	1.01	52.35%	1.02	52.01%	1.01	51.71%	1.00	51.13%	0.99	52.12%	1.01
MARITAL STATUS (POP AGE 15+)	*21,312*		*7,206*		*21,312*		*10,704*		*12,918*		*3,107*	
PERSONS SINGLE	28.39%	0.99	25.22%	0.88	28.39%	0.99	27.75%	0.97	29.11%	1.01	24.63%	0.86
PERSONS MARRIED	51.37%	0.95	54.56%	1.00	51.37%	0.95	53.30%	0.98	51.56%	0.95	59.64%	1.10
PERSONS WIDOWED/DIVORCED/SEPARATED	20.24%	1.19	20.22%	1.19	20.24%	1.19	18.95%	1.12	19.33%	1.14	15.73%	0.93
FEMALES NEVER MARRIED	12.78%	0.96	11.67%	0.88	12.78%	0.96	12.34%	0.93	13.16%	0.99	11.24%	0.85
FEMALES MARRIED	25.28%	0.93	27.01%	1.00	25.28%	0.93	26.10%	0.97	25.03%	0.93	29.60%	1.09
FEMALES WIDOWED/DIVORCED/SEPARATED	14.65%	1.23	14.38%	1.21	14.65%	1.23	13.89%	1.16	13.57%	1.14	12.00%	1.01
MALES NEVER MARRIED	15.61%	1.01	13.55%	0.88	15.61%	1.01	15.41%	1.00	15.95%	1.03	13.40%	0.87
MALES MARRIED	26.09%	0.96	27.55%	1.01	26.09%	0.96	27.20%	1.00	26.53%	0.97	30.04%	1.10
MALES WIDOWED/DIVORCED/SEPARATED	5.59%	1.11	5.83%	1.16	5.59%	1.11	5.05%	1.01	5.76%	1.15	3.72%	[illegible]
POPULATION BY AGE - 2002 EST	*26,855*		*8,411*		*26,855*		*12,960*		*15,974*		*3,778*	
UNDER 4 YEARS	6.65%	1.01	5.20%	[illegible]	6.65%	1.01	5.47%	0.83	6.28%	0.95	5.60%	0.85
5 TO 9 YEARS	7.03%	1.01	4.47%	[illegible]	7.03%	1.01	5.80%	0.83	6.46%	0.93	5.59%	0.80
10 TO 14 YEARS	6.97%	0.97	4.65%	[illegible]	6.97%	0.97	6.14%	0.86	6.38%	0.89	6.57%	0.92
15 TO 19 YEARS	6.26%	1.00	4.46%	[illegible]	6.26%	1.00	5.87%	0.94	6.29%	1.01	5.39%	0.86
20 TO 24 YEARS	7.16%	1.22	4.78%	0.81	7.16%	1.22	7.22%	1.23	7.49%	1.27	4.70%	[illegible]
25 TO 34 YEARS	15.22%	1.11	14.53%	1.06	15.22%	1.11	15.88%	1.16	16.83%	1.23	12.60%	0.92
35 TO 44 YEARS	16.25%	0.99	15.83%	0.96	16.25%	0.99	15.94%	0.97	15.52%	0.94	15.46%	0.94
45 TO 54 YEARS	13.38%	0.94	14.78%	1.03	13.38%	0.94	14.25%	1.00	13.24%	0.93	15.16%	1.06
55 TO 59 YEARS	4.73%	0.86	5.48%	1.00	4.73%	0.86	5.00%	0.91	4.52%	0.83	6.04%	1.10
60 TO 64 YEARS	3.51%	0.85	4.16%	1.01	3.51%	0.85	3.74%	0.91	3.70%	0.90	4.26%	1.04
65 TO 74 YEARS	5.67%	0.85	9.59%	1.45	5.67%	0.85	6.70%	1.01	6.13%	0.92	8.60%	1.30
75 TO 84 YEARS	5.05%	1.06	8.81%	1.85	5.05%	1.06	6.18%	1.30	5.54%	1.16	7.94%	1.67
85 + YEARS	2.13%	1.24	3.25%	1.89	2.13%	1.24	1.81%	1.05	1.61%	0.93	2.07%	1.20
MEDIAN AGE	36.2	0.97	43.0	1.16	36.2	0.97	37.5	1.01	35.5	0.95	41.1	1.10
EDUCATION ATTAINMENT (POP AGE 25+)	*17,707*		*6,429*		*17,707*		*9,007*		*10,717*		*2,726*	
ELEMENTARY	16.60%	1.79	9.50%	1.02	16.60%	1.79	21.21%	2.28	22.77%	2.45	7.86%	0.85
SOME HIGH SCHOOL	17.07%	1.26	11.48%	0.85	17.07%	1.26	17.60%	1.29	17.26%	1.27	15.44%	1.14
HIGH SCHOOL GRADUATE	32.22%	1.04	34.53%	1.12	32.22%	1.04	32.13%	1.04	32.68%	1.06	35.69%	1.15
SOME COLLEGE	13.74%	0.88	16.51%	1.06	13.74%	0.88	12.97%	0.83	12.71%	0.82	16.00%	1.03
COLLEGE ASSOCIATES DEGREE	4.35%	0.83	3.34%	[illegible]	4.35%	0.83	3.87%	[illegible]	3.37%	[illegible]	4.94%	0.94
COLLEGE BACHELORS DEGREE	11.84%	[illegible]	17.38%	1.07	11.84%	[illegible]	7.62%	[illegible]	8.09%	[illegible]	15.19%	0.93
COLLEGE GRADUATE DEGREE	4.17%	[illegible]	7.26%	0.81	4.17%	[illegible]	4.60%	[illegible]	3.13%	[illegible]	4.88%	[illegible]
POPULATON BY RACE - 2002 EST	*26,855*		*8,411*		*26,855*		*12,960*		*15,974*		*3,778*	
WHITE	50.29%	[illegible]	73.51%	1.13	50.29%	[illegible]	79.51%	1.23	64.95%	1.00	77.78%	1.20
BLACK	4.08%	[illegible]	3.47%	[illegible]	4.08%	[illegible]	1.58%	[illegible]	3.20%	[illegible]	1.01%	[illegible]
INDIAN	0.13%	0.92	0.02%	[illegible]	0.13%	0.92	0.07%	[illegible]	0.19%	1.36	0.06%	[illegible]
ASIAN	3.87%	[illegible]	11.02%	1.83	3.87%	[illegible]	2.98%	[illegible]	3.06%	[illegible]	7.23%	1.20
PACIFIC ISLANDER	0.01%	[illegible]	0.01%	[illegible]	0.01%	[illegible]	0.01%	[illegible]	0.00%	[illegible]	0.01%	[illegible]
OTHER	0.42%	1.64	0.16%	[illegible]	0.42%	1.64	0.08%	[illegible]	0.16%	[illegible]	0.36%	1.38
MULTIPLE RACE	5.54%	3.38	1.77%	1.08	5.54%	3.38	1.39%	0.84	2.54%	1.54	1.65%	1.00
HISPANIC	35.64%	2.57	10.05%	[illegible]	35.64%	2.57	14.38%	1.04	25.90%	1.87	11.90%	0.86
POPULATON BY RACE - 2007 EST	*26,855*		*8,411*		*26,855*		*12,960*		*15,974*		*3,778*	
WHITE	44.54%	[illegible]	68.32%	1.06	44.54%	[illegible]	79.47%	1.23	62.92%	0.97	72.43%	1.12
BLACK	4.86%	[illegible]	4.19%	[illegible]	4.86%	[illegible]	1.91%	[illegible]	3.67%	[illegible]	1.23%	[illegible]
INDIAN	0.16%	1.00	0.03%	[illegible]	0.16%	1.00	0.10%	[illegible]	0.24%	1.47	0.06%	[illegible]
ASIAN	4.44%	[illegible]	13.37%	1.91	4.44%	[illegible]	3.62%	[illegible]	3.59%	[illegible]	8.64%	1.24
PACIFIC ISLANDER	0.02%	[illegible]	0.02%	[illegible]	0.02%	[illegible]	0.01%	[illegible]	0.00%	[illegible]	0.03%	0.87
OTHER	0.51%	1.60	0.22%	[illegible]	0.51%	1.60	0.13%	[illegible]	0.21%	[illegible]	0.45%	1.41
MULTIPLE RACE	6.23%	3.29	2.08%	1.10	6.23%	3.29	1.72%	0.91	3.01%	1.59	1.89%	1.00
HISPANIC	43.40%	2.77	12.15%	[illegible]	43.40%	2.77	17.55%	1.12	31.83%	2.03	14.53%	0.93

Source: Claritas

FIGURE 23 - POPULATION DEMOGRAPHICS 2

	1433 Van Houten	INDEX	Wallington Branch	INDEX	626 Van Houten	INDEX	New Jersey
POPULATION CHARACTERISTICS							
LAND AREA (miles)	1.16		1.04		0.81		7,417.34
POPULATION							
2000 CENSUS	5,808		9,179		6,790		8,414,350
2002 ESTIMATE	5,767		9,295		6,898		8,521,678
2007 PROJECTION	5,689		9,608		7,207		8,802,920
GROWTH 2000 TO 2002	-0.72%		1.26%		1.59%		1.28%
PROJECTED GROWTH 2002 TO 2007	-1.34%		3.37%		4.48%		3.30%
POPULATION DENSITY 2002 (persons / sq mile)	4,990.5	4.34	8,954.3	7.79	8,524.8	7.42	1,148.9
POPULATION BY SEX - 2002 EST	*5,767*		*9,295*		*6,898*		*8,521,678*
MALE	47.35%	0.98	48.25%	1.00	47.54%	0.98	48.47%
FEMALE	52.65%	1.02	51.75%	1.00	52.46%	1.02	51.53%
MARITAL STATUS (POP AGE 15+)	*4,843*		*7,903*		*5,499*		*6,757,500*
PERSONS SINGLE	23.91%	0.83	28.54%	0.99	26.18%	0.91	28.72%
PERSONS MARRIED	60.57%	1.11	52.75%	0.97	55.39%	1.02	54.33%
PERSONS WIDOWED/DIVORCED/SEPARATED	15.53%	0.92	18.70%	1.10	18.43%	1.09	16.95%
FEMALES NEVER MARRIED	10.75%	0.81	13.56%	1.02	12.31%	0.93	13.26%
FEMALES MARRIED	30.58%	1.13	25.41%	0.94	27.41%	1.01	27.05%
FEMALES WIDOWED/DIVORCED/SEPARATED	11.80%	0.99	13.37%	1.12	13.61%	1.14	11.93%
MALES NEVER MARRIED	13.16%	0.85	14.98%	0.97	13.87%	0.90	15.45%
MALES MARRIED	29.99%	1.10	27.35%	1.00	27.98%	1.03	27.28%
MALES WIDOWED/DIVORCED/SEPARATED	3.72%	[redacted]	5.33%	1.06	4.82%	0.96	5.02%
POPULATION BY AGE - 2002 EST	*5,767*		*9,295*		*6,898*		*8,521,678*
UNDER 4 YEARS	4.58%	[redacted]	4.98%	[redacted]	6.54%	0.99	6.60%
5 TO 9 YEARS	5.13%	[redacted]	4.79%	[redacted]	6.76%	0.97	6.96%
10 TO 14 YEARS	6.30%	0.88	5.21%	[redacted]	6.99%	0.98	7.15%
15 TO 19 YEARS	4.98%	[redacted]	5.38%	0.86	6.42%	1.03	6.25%
20 TO 24 YEARS	4.16%	[redacted]	7.09%	1.20	6.20%	1.05	5.89%
25 TO 34 YEARS	10.49%	[redacted]	16.25%	1.19	14.27%	1.04	13.68%
35 TO 44 YEARS	14.74%	0.89	15.58%	0.94	15.02%	0.91	16.49%
45 TO 54 YEARS	15.38%	1.08	15.27%	1.07	13.50%	0.94	14.29%
55 TO 59 YEARS	5.75%	1.05	5.41%	0.99	5.11%	0.93	5.48%
60 TO 64 YEARS	4.60%	1.12	4.30%	1.05	3.75%	0.91	4.10%
65 TO 74 YEARS	10.97%	1.65	7.22%	1.09	6.64%	1.00	6.63%
75 TO 84 YEARS	9.97%	2.10	6.43%	1.35	6.68%	1.40	4.76%
85 + YEARS	2.95%	1.71	2.09%	1.21	2.12%	1.23	1.73%
MEDIAN AGE	45.0	1.21	39.1	1.05	37.7	1.01	37.2
EDUCATION ATTAINMENT (POP AGE 25+)	*4,316*		*6,744*		*4,628*		*5,722,834*
ELEMENTARY	6.66%	[redacted]	15.81%	1.70	14.56%	1.57	9.29%
SOME HIGH SCHOOL	15.51%	1.14	15.92%	1.17	16.24%	1.20	13.59%
HIGH SCHOOL GRADUATE	40.38%	1.30	36.93%	1.19	32.50%	1.05	30.95%
SOME COLLEGE	12.87%	0.83	12.25%		13.13%	0.84	15.59%
COLLEGE ASSOCIATES DEGREE	4.06%	[redacted]	3.22%	[redacted]	3.94%	[redacted]	5.26%
COLLEGE BACHELORS DEGREE	13.37%	0.82	10.13%	[redacted]	13.81%	0.85	16.31%
COLLEGE GRADUATE DEGREE	7.14%	[redacted]	5.74%		5.81%	[redacted]	9.01%
POPULATON BY RACE - 2002 EST	*5,767*		*9,295*		*6,898*		*8,521,678*
WHITE	80.77%	1.24	85.20%	1.31	56.29%	0.87	64.89%
BLACK	1.07%	[redacted]	1.88%	[redacted]	5.81%	[redacted]	13.14%
INDIAN	0.09%	[redacted]	0.04%	[redacted]	0.13%	0.93	0.14%
ASIAN	8.92%	1.48	4.56%	[redacted]	7.71%	1.28	6.04%
PACIFIC ISLANDER	0.04%	1.36	0.00%	[redacted]	0.00%	[redacted]	0.03%
OTHER	0.16%	[redacted]	0.07%	[redacted]	0.29%	1.13	0.26%
MULTIPLE RACE	1.08%	[redacted]	1.51%	0.92	2.15%	1.31	1.64%
HISPANIC	7.87%	[redacted]	6.74%	[redacted]	27.61%	1.99	13.86%
POPULATON BY RACE - 2007 EST	*5,767*		*9,295*		*6,898*		*8,521,678*
WHITE	75.46%	1.17	86.17%	1.33	53.84%	0.83	64.58%
BLACK	1.35%	[redacted]	1.99%	[redacted]	6.31%	[redacted]	13.63%
INDIAN	0.11%	[redacted]	0.06%	[redacted]	0.18%	1.09	0.16%
ASIAN	10.58%	1.51	5.36%	[redacted]	8.34%	1.19	7.00%
PACIFIC ISLANDER	0.06%	1.71	0.00%	[redacted]	0.00%	[redacted]	0.03%
OTHER	0.23%	[redacted]	0.09%	[redacted]	0.32%	1.02	0.32%
MULTIPLE RACE	1.31%	[redacted]	1.81%	0.96	2.42%	1.27	1.90%
HISPANIC	9.57%	[redacted]	7.90%	[redacted]	33.06%	2.11	15.68%

Source: Claritas

FIGURE 24 - HOUSEHOLD CHARACTERISTICS

	Lakeview Ave. &	INDEX	Clifton Ave Branch	INDEX	Lakeview Ave. &	INDEX	Lanza Ave. Branch	INDEX	Palisades Ave.	INDEX	Valley Rd. Branch	INDEX
HOUSEHOLD CHARACTERISTICS												
HOUSEHOLDS												
1990 CENSUS	9,036		3,788		9,036		4,634		5,719		1,404	
2000 CENSUS	9,329		3,821		9,329		4,820		5,862		1,434	
2002 ESTIMATE	9,298		3,813		9,298		4,838		5,897		1,427	
2007 PROJECTION	9,386		3,789		9,386		4,931		6,056		1,407	
GROWTH 2000 TO 2002	-0.33%		-0.22%		-0.33%		0.36%		0.59%		-0.47%	
PROJECTED GROWTH 2002 TO 2007	0.94%		-0.63%		0.94%		1.93%		2.71%		-1.38%	
HOUSEHOLD SIZE	*9,298*		*3,813*		*9,298*		*4,838*		*5,897*		*1,427*	
HHs WITH 1 PERSON	24.59%	0.99	37.45%	**1.51**	24.59%	0.99	26.04%	1.05	26.62%	1.08	22.34%	0.90
HHs WITH 2 PERSONS	25.70%	0.85	31.06%	1.03	25.70%	0.85	28.68%	0.95	27.44%	0.91	33.25%	1.10
HHs WITH 3 PERSONS	17.42%	1.00	14.90%	0.86	17.42%	1.00	17.72%	1.02	17.40%	1.00	17.63%	1.01
HHs WITH 4 PERSONS	16.32%	1.03	10.74%	[redacted]	16.32%	1.03	15.26%	0.96	15.16%	0.96	16.48%	1.04
HHs WITH 5 PERSONS	8.89%	1.19	3.66%	[redacted]	8.89%	1.19	7.52%	1.01	8.13%	1.09	6.47%	0.87
HHs WITH 6 PERSONS	4.05%	**1.48**	1.35%	[redacted]	4.05%	**1.48**	2.88%	1.05	3.15%	1.15	2.64%	0.97
HHs WITH 7+ PERSONS	3.03%	**1.79**	0.83%	[redacted]	3.03%	**1.79**	1.90%	1.12	2.10%	**1.24**	1.19%	[redacted]
AVG PERSONS PER HH 2000	2.84	1.03	2.20	0.80	2.84	1.03	2.64	0.96	2.67	0.97	2.65	0.96
AVG PERSONS PER HH 2002 EST	2.89	1.05	2.21	0.80	2.89	1.05	2.68	0.98	2.71	0.99	2.65	0.97
AVG PERSONS PER HH 2007 PROJ	2.98	1.09	2.23	0.82	2.98	1.09	2.75	1.01	2.78	1.02	2.66	0.98
CHANGE 2000 TO 2002	0.05		0.00	[redacted]	0.05	[redacted]	0.04	[redacted]	0.04	[redacted]	0.00	[redacted]
HOUSEHOLDS BY TYPE - 2002 EST												
FAMILY HOUSEHOLDS	68.91%	0.99	57.78%	0.83	68.91%	0.99	66.58%	0.95	65.82%	0.94	73.29%	1.05
NON-FAMILY HOUSEHOLDS	31.09%	1.03	42.22%	**1.40**	31.09%	1.03	33.42%	1.11	34.18%	1.13	26.71%	0.89
PERSONS IN GROUP QUARTERS	0.69%	[redacted]	0.17%	[redacted]	0.69%	[redacted]	0.20%	[redacted]	0.24%	[redacted]	0.00%	[redacted]
HOUSEHOLDS BY INCOME - 2001 EST	*9,298*		*3,813*		*9,298*		*4,838*		*5,897*		*1,427*	
UNDER $15,000	10.12%	1.12	10.06%	1.12	10.12%	1.12	9.72%	1.08	10.35%	1.15	8.05%	0.89
$15,000 TO $25,000	9.72%	1.17	10.67%	**1.28**	9.72%	1.17	11.21%	**1.35**	9.60%	1.15	7.40%	0.89
$25,000 TO $35,000	10.61%	**1.24**	11.36%	**1.33**	10.61%	**1.24**	10.41%	**1.21**	9.68%	1.13	8.24%	0.96
$35,000 TO $50,000	13.96%	1.09	15.89%	**1.24**	13.96%	1.09	15.43%	**1.21**	16.27%	**1.27**	10.02%	[redacted]
$50,000 TO $75,000	21.09%	1.04	21.11%	1.04	21.09%	1.04	20.89%	1.03	24.38%	**1.20**	23.76%	1.17
$75,000 TO $100,000	16.79%	1.14	12.77%	0.87	16.79%	1.14	14.81%	1.01	15.01%	1.02	16.15%	1.10
$100,000 TO $150,000	12.46%	0.87	10.32%	[redacted]	12.46%	0.87	11.43%	[redacted]	11.43%	[redacted]	15.93%	1.11
$150,000 TO $250,000	4.86%	[redacted]	6.49%	[redacted]	4.86%	[redacted]	5.07%	[redacted]	2.85%	[redacted]	8.72%	0.97
$250,000 TO $500,000	0.30%	[redacted]	0.95%	[redacted]	0.30%	[redacted]	0.84%	[redacted]	0.29%	[redacted]	1.24%	[redacted]
$500,000 OR MORE	0.09%	[redacted]	0.38%	[redacted]	0.09%	[redacted]	0.19%	[redacted]	0.15%	[redacted]	0.50%	[redacted]
AVERAGE HOUSEHOLD INCOME - 1990	$39,824	[redacted]	$47,472	0.93	$39,824	[redacted]	$38,962	[redacted]	$36,175	[redacted]	$54,968	1.07
AVERAGE HOUSEHOLD INCOME - 2002 EST	$62,054	[redacted]	$68,960	0.82	$62,054	[redacted]	$60,167	[redacted]	$58,473	[redacted]	$84,778	1.01
GROWTH 1990 TO 2002	55.82%	0.87	45.27%	[redacted]	55.82%	0.87	54.43%	0.85	61.64%	0.96	54.23%	0.85
HOUSEHOLDS BY POVERTY LEVEL	*6,407*	[redacted]	*2,203*	[redacted]	*6,407*	[redacted]	*3,221*	[redacted]	*3,881*	[redacted]	*1,046*	[redacted]
MARRIED HOUSEHOLDS ABOVE POVERTY LEVEL	68.19%	0.92	77.99%	1.05	68.19%	0.92	70.42%	0.95	67.18%	0.90	77.66%	1.04
OTHER HOUSEHOLDS ABOVE POVERTY LEVEL	25.65%	**1.30**	19.35%	0.98	25.65%	**1.30**	23.25%	1.18	26.88%	**1.37**	20.29%	1.03
MARRIED HOUSEHOLDS BELOW POVERTY LEVEL	2.52%	**1.40**	1.23%	[redacted]	2.52%	**1.40**	1.94%	1.07	2.64%	**1.46**	1.16%	[redacted]
OTHER HOUSEHOLDS BELOW POVERTY LEVEL	3.64%	0.87	1.43%	[redacted]	3.64%	0.87	4.39%	1.05	3.30%	[redacted]	0.89%	[redacted]
HOUSEHOLDS BY INCOME SOURCE												
AGGREGATE INCOME - 2001 (IN MILLIONS)	$115		$124		$115		$125		$102		$229	
AGG HH INC: SELF-EMPLOYMENT	5.37%	0.84	5.60%	0.87	5.37%	0.84	3.56%	[redacted]	6.58%	1.03	7.94%	**1.24**
AGG HH INC: WAGES OR SALARY	87.28%	1.02	83.20%	0.97	87.28%	1.02	87.90%	1.02	86.00%	1.00	84.42%	0.98
AGG HH INC: INT/DIV/RENT/ROYALTY	7.35%	0.94	11.19%	**1.43**	7.35%	0.94	8.55%	1.09	7.42%	0.95	7.65%	0.98
HOUSEHOLDS BY NUMBER OF VEHICLES	*9,298*		*3,813*		*9,298*		*4,838*		*5,897*		*1,427*	
NO VEHICLES	14.72%	1.20	9.15%	[redacted]	14.72%	1.20	12.94%	1.05	14.21%	1.16	4.81%	[redacted]
1 VEHICLE	41.13%	**1.21**	44.11%	**1.29**	41.13%	**1.21**	41.89%	**1.23**	44.31%	**1.30**	34.00%	1.00
2 VEHICLES	33.57%	0.89	35.05%	0.93	33.57%	0.89	32.59%	0.87	31.12%	0.83	40.31%	1.07
3 VEHICLES	7.87%	[redacted]	8.99%	0.80	7.87%	[redacted]	9.39%	0.83	7.59%	[redacted]	14.69%	**1.31**
4 VEHICLES	2.27%	[redacted]	2.18%	[redacted]	2.27%	[redacted]	2.22%	[redacted]	2.22%	[redacted]	5.29%	**1.48**
5+ VEHICLES	0.44%	[redacted]	0.52%	[redacted]	0.44%	[redacted]	0.98%	[redacted]	0.55%	[redacted]	0.90%	[redacted]

Source: Claritas

FIGURE 24 - HOUSEHOLD CHARACTERISTICS 2

HOUSEHOLD CHARACTERISTICS	1433 Van Houten	INDEX	Wallington Branch	INDEX	626 Van Houten	INDEX	New Jersey
HOUSEHOLDS							
1990 CENSUS	2,174		3,575		2,298		2,794,711
2000 CENSUS	2,230		3,681		2,421		3,064,645
2002 ESTIMATE	2,215		3,697		2,427		3,108,745
2007 PROJECTION	2,174		3,769		2,459		3,224,545
GROWTH 2000 TO 2002	-0.64%		0.44%		0.24%		1.44%
PROJECTED GROWTH 2002 TO 2007	-1.85%		1.93%		1.33%		3.72%
HOUSEHOLD SIZE	*2,215*		*3,697*		*2,427*		*3,108,745*
HHs WITH 1 PERSON	22.90%	0.93	28.29%	1.14	25.57%	1.03	24.74%
HHs WITH 2 PERSONS	34.35%	1.14	30.35%	1.01	27.67%	0.92	30.14%
HHs WITH 3 PERSONS	16.81%	0.97	17.96%	1.03	15.87%	0.91	17.42%
HHs WITH 4 PERSONS	15.91%	1.01	14.29%	0.90	14.88%	0.94	15.83%
HHs WITH 5 PERSONS	7.05%	0.95	5.74%	[redacted]	8.15%	1.09	7.45%
HHs WITH 6 PERSONS	2.15%	[redacted]	2.19%	0.80	3.98%	1.45	2.73%
HHs WITH 7+ PERSONS	0.81%	[redacted]	1.18%	[redacted]	3.88%	2.29	1.70%
AVG PERSONS PER HH 2000	2.60	0.95	2.49	0.91	2.80	1.02	2.75
AVG PERSONS PER HH 2002 EST	2.60	0.95	2.51	0.92	2.84	1.04	2.74
AVG PERSONS PER HH 2007 PROJ	2.62	0.96	2.55	0.93	2.93	1.07	2.73
CHANGE 2000 TO 2002	*0.00*	[redacted]	*0.02*	[redacted]	*0.04*	[redacted]	*0.00*
HOUSEHOLDS BY TYPE - 2002 EST							
FAMILY HOUSEHOLDS	73.53%	1.05	64.70%	0.93	69.03%	0.99	69.83%
NON-FAMILY HOUSEHOLDS	26.47%	0.88	35.30%	1.17	30.97%	1.03	30.17%
PERSONS IN GROUP QUARTERS	0.00%	[redacted]	0.19%	[redacted]	0.05%	[redacted]	2.29%
HOUSEHOLDS BY INCOME - 2001 EST	*2,215*		*3,697*		*2,427*		*3,108,745*
UNDER $15,000	8.60%	0.96	10.48%	1.16	10.81%	1.20	9.00%
$15,000 TO $25,000	8.74%	1.05	11.81%	1.42	10.67%	1.28	8.32%
$25,000 TO $35,000	10.08%	1.18	13.63%	1.59	9.05%	1.06	8.57%
$35,000 TO $50,000	12.37%	0.97	14.56%	1.14	12.52%	0.98	12.77%
$50,000 TO $75,000	18.68%	0.92	23.87%	1.18	21.00%	1.04	20.23%
$75,000 TO $100,000	16.75%	1.14	11.50%	[redacted]	14.99%	1.02	14.69%
$100,000 TO $150,000	17.64%	1.23	9.83%	[redacted]	13.06%	0.91	14.38%
$150,000 TO $250,000	5.61%	[redacted]	3.93%	[redacted]	6.40%	[redacted]	8.99%
$250,000 TO $500,000	1.23%	[redacted]	0.38%	[redacted]	1.23%	[redacted]	2.15%
$500,000 OR MORE	0.30%	[redacted]	0.00%	[redacted]	0.27%	[redacted]	0.90%
AVERAGE HOUSEHOLD INCOME - 1990	$53,549	1.05	$39,302	[redacted]	$45,534	0.89	$51,234
AVERAGE HOUSEHOLD INCOME - 2002 EST	$78,112	0.93	$58,954	[redacted]	$68,642	0.82	$83,997
GROWTH 1990 TO 2002	45.87%	[redacted]	50.00%	[redacted]	50.75%	[redacted]	63.95%
HOUSEHOLDS BY POVERTY LEVEL	*1,629*	[redacted]	*2,392*	[redacted]	*1,675*	[redacted]	*2,170,878*
MARRIED HOUSEHOLDS ABOVE POVERTY LEVEL	81.51%	1.10	73.56%	0.99	72.08%	0.97	74.35%
OTHER HOUSEHOLDS ABOVE POVERTY LEVEL	16.84%	0.86	21.28%	1.08	24.66%	1.25	19.68%
MARRIED HOUSEHOLDS BELOW POVERTY LEVEL	0.78%	[redacted]	2.20%	1.22	1.94%	1.07	1.80%
OTHER HOUSEHOLDS BELOW POVERTY LEVEL	0.87%	[redacted]	2.95%	[redacted]	1.33%	[redacted]	4.17%
HOUSEHOLDS BY INCOME SOURCE							
AGGREGATE INCOME - 2001 (IN MILLIONS)	$158		$130		$170		$261,125
AGG HH INC: SELF-EMPLOYMENT	6.47%	1.01	2.86%	[redacted]	7.12%	1.11	6.42%
AGG HH INC: WAGES OR SALARY	82.91%	0.97	90.81%	1.06	83.73%	0.98	85.77%
AGG HH INC: INT/DIV/RENT/ROYALTY	10.62%	1.36	6.33%	0.81	9.15%	1.17	7.81%
HOUSEHOLDS BY NUMBER OF VEHICLES	*2,215*		*3,697*		*2,427*		*3,108,745*
NO VEHICLES	5.89%	[redacted]	10.68%	0.87	13.82%	1.13	12.28%
1 VEHICLE	31.62%	0.93	49.77%	1.46	37.25%	1.09	34.08%
2 VEHICLES	40.55%	1.08	26.53%	[redacted]	35.96%	0.96	37.57%
3 VEHICLES	14.00%	1.24	8.91%	[redacted]	9.62%	0.86	11.24%
4 VEHICLES	7.25%	2.03	2.97%	0.83	2.98%	0.83	3.58%
5+ VEHICLES	0.69%	[redacted]	1.14%	0.91	0.38%	[redacted]	1.25%

Source: Claritas

MARKET AREA DEPOSIT CHARACTERISTICS

Due to the nature of the Bank's service area, the competition was defined as all branches within the radii defined in the Market Area Demographics section.

FIGURE 25 - 1433 VAN HOUTEN MARKET SHARE

1433 Van Houten: Market Share by Institution Type

Institution	Total 2002	Mkt Share 2002	$ Growth 1998 - 2002	% Growth 1998 - 2002	Avg Branch 2002	Count	Branch Perf Index
Total	$210,929	100.00%	$19,982	10.46%	$105,465	2	1.00
Commercial Banks	$132,220	62.68%	($8,898)	-6.31%	$132,220	1	1.25
Savings Banks	$0	0.00%	$0	0.00%	$0	0	[redacted]
Thrifts	$78,709	37.32%	$28,880	57.96%	$78,709	1	[redacted]
Credit Unions	$0	0.00%	$0	0.00%	$0	0	[redacted]

1433 Van Houten: Market Share by Institution

Institution	Total 2002	Mkt Share 2002	$ Growth 1998 - 2002	% Growth 1998 - 2002	Avg Branch 2002	Count	Branch Perf Index
Total	$210,929	100.00%	$19,982	10.46%	$105,465	2	1.00
Clifton Savings Bank, S.L.A.	$78,709	37.32%	$28,880	57.96%	$78,709	1	[redacted]
Valley National Bank	$132,220	62.68%	($8,898)	-6.31%	$132,220	1	1.25

Source: SNL Securities data, FinPro calculations.

FIGURE 26 – 646 VAN HOUTEN AVE MARKET SHARE

646 Van Houten Ave: Market Share by Institution Type

Institution	Total 2002	Mkt Share 2002	$ Growth 1998 - 2002	% Growth 1998 - 2002	Avg Branch 2002	Count	Branch Perf Index
Total	$110,278	100.00%	$16,677	17.82%	$36,759	3	1.00
Commercial Banks	$72,149	65.42%	$12,566	21.09%	$36,075	2	0.98
Savings Banks	$0	0.00%	$0	0.00%	$0	0	[redacted]
Thrifts	$38,129	34.58%	$4,111	12.08%	$38,129	1	1.04
Credit Unions	$0	0.00%	$0	0.00%	$0	0	[redacted]

646 Van Houten Ave: Market Share by Institution

Institution	Total 2002	Mkt Share 2002	$ Growth 1998 - 2002	% Growth 1998 - 2002	Avg Branch 2002	Count	Branch Perf Index
Total	$110,278	100.00%	$16,677	17.82%	$36,759	3	1.00
Clifton Savings Bank, S.L.A.	$38,129	34.58%	$4,111	12.08%	$38,129	1	1.04
PNC Bank, NA	$35,430	32.13%	$7,076	24.96%	$35,430	1	0.96
Valley National Bank	$36,719	33.30%	$5,490	17.58%	$36,719	1	1.00

Source: SNL Securities data, FinPro calculations.

FIGURE 27 – CLIFTON AVE MARKET SHARE

Clifton Ave: Market Share by Institution Type

Institution	Total 2002	Mkt Share 2002	$ Growth 1998 - 2002	% Growth 1998 - 2002	Avg Branch 2002	Count	Branch Perf Index
Total	$1,057,365	100.00%	$122,025	13.05%	$132,171	8	1.00
Commercial Banks	$546,096	51.65%	$22,808	4.36%	$109,219	5	0.83
Savings Banks	$282,785	26.74%	$61,961	28.06%	$282,785	1	2.14
Thrifts	$163,496	15.46%	$18,503	12.76%	$163,496	1	1.24
Credit Unions	$64,988	6.15%	$18,753	40.56%	$64,988	1	[redacted]

Clifton Ave: Market Share by Institution

Institution	Total 2002	Mkt Share 2002	$ Growth 1998 - 2002	% Growth 1998 - 2002	Avg Branch 2002	Count	Branch Perf Index
Total	$1,057,365	100.00%	$122,025	13.05%	$132,171	8	1.00
Clifton Savings Bank, S.L.A.	$163,496	15.46%	$18,503	12.76%	$163,496	1	1.24
Fleet National Bank	$59,339	5.61%	$5,919	11.08%	$59,339	1	[redacted]
PNC Bank, NA	$154,753	14.64%	$25,239	19.49%	$77,377	2	[redacted]
Bank of New York	$40,141	3.80%	$3,744	10.29%	$40,141	1	[redacted]
Valley National Bank	$291,863	27.60%	$40,439	16.08%	$291,863	1	2.21
Hudson City Savings Bank (MHC)	$282,785	26.74%	$61,961	28.06%	$282,785	1	2.14
Wachovia Bank NA	$0	0.00%	($52,533)	-100.00%	$0	0	[redacted]
Self Reliance (NJ) FCU	$64,988	6.15%	$18,753	40.56%	$64,988	1	[redacted]

Source: SNL Securities data, FinPro calculations.

FIGURE 28 – LANZA AVE MARKET SHARE

Lanza Ave.: Market Share by Institution Type

Institution	Total 2002	Mkt Share 2002	$ Growth 1998 - 2002	% Growth 1998 - 2002	Avg Branch 2002	Count	Branch Perf Index
Total	$447,978	100.00%	$87,931	24.42%	$74,663	6	1.00
Commercial Banks	$73,744	16.46%	$8,862	13.66%	$73,744	1	0.99
Savings Banks	$99,133	22.13%	$35,096	54.81%	$99,133	1	1.33
Thrifts	$268,063	59.84%	$43,141	19.18%	$89,354	3	1.20
Credit Unions	$7,038	1.57%	$832	13.41%	$7,038	1	[redacted]

Lanza Ave.: Market Share by Institution

Institution	Total 2002	Mkt Share 2002	$ Growth 1998 - 2002	% Growth 1998 - 2002	Avg Branch 2002	Count	Branch Perf Index
Total	$447,978	100.00%	$87,931	24.42%	$74,663	6	1.00
Clifton Savings Bank, S.L.A.	$49,977	11.16%	$15,173	43.60%	$49,977	1	[redacted]
Spencer Savings Bank, SLA	$218,086	48.68%	$27,968	14.71%	$109,043	2	1.46
PNC Bank, NA	$73,744	16.46%	$8,862	13.66%	$73,744	1	0.99
Hudson City Savings Bank (MHC)	$99,133	22.13%	$35,096	54.81%	$99,133	1	1.33
South Bergen FCU	$7,038	1.57%	$832	13.41%	$7,038	1	[redacted]
Garden State Paper Emps FCU	$0	0.00%	$0	0.00%	$0	0	[redacted]

Source: SNL Securities data, FinPro calculations.

FIGURE 29 – LAKEVIEW AVE AND VILLAGE SQUARE MARKET SHARE

Lakeview Ave and Village Square: Market Share by Institution Type

Institution	Total 2002	Mkt Share 2002	$ Growth 1998 - 2002	% Growth 1998 - 2002	Avg Branch 2002	Count	Branch Perf Index
Total	$476,177	100.00%	($2,156)	-0.45%	$43,289	11	1.00
Commercial Banks	$292,257	61.38%	($34,082)	-10.44%	$36,532	8	0.84
Savings Banks	$0	0.00%	$0	0.00%	$0	0	[redacted]
Thrifts	$183,920	38.62%	$31,926	21.00%	$61,307	3	1.42
Credit Unions	$0	0.00%	$0	0.00%	$0	0	[redacted]

Lakeview Ave and Village Square: Market Share by Institution

Institution	Total 2002	Mkt Share 2002	$ Growth 1998 - 2002	% Growth 1998 - 2002	Avg Branch 2002	Count	Branch Perf Index
Total	$476,177	100.00%	($2,156)	-0.45%	$43,289	11	1.00
Clifton Savings Bank, S.L.A.	$79,242	16.64%	$7,370	10.25%	$39,621	2	0.92
Spencer Savings Bank, SLA	$104,678	21.98%	$24,556	30.65%	$104,678	1	2.42
PNC Bank, NA	$67,708	14.22%	$2,907	4.49%	$67,708	1	1.56
Hudson United Bank	$65,403	13.74%	($17,754)	-21.35%	$32,702	2	[redacted]
Interchange Bank	$0	0.00%	$0	0.00%	$0	0	[redacted]
Wachovia Bank NA	$73,593	15.45%	($22,543)	-23.45%	$36,797	2	0.85
Greater Community Bank	$43,509	9.14%	($1,531)	-3.40%	$21,755	2	[redacted]
JPMorgan Chase Bank	$42,044	8.83%	$4,839	13.01%	$42,044	1	0.97

Source: SNL Securities data, FinPro calculations.

FIGURE 30 – PALISADE AVE MARKET SHARE

Palisade Ave.: Market Share by Institution Type

Institution	Total 2002	Mkt Share 2002	$ Growth 1998 - 2002	% Growth 1998 - 2002	Avg Branch 2002	Count	Branch Perf Index
Total	$201,549	100.00%	$271	0.13%	$40,310	5	1.00
Commercial Banks	$110,057	54.61%	$3,408	3.20%	$36,686	3	0.91
Savings Banks	$0	0.00%	$0	0.00%	$0	0	[redacted]
Thrifts	$91,492	45.39%	($3,137)	-3.32%	$45,746	2	1.13
Credit Unions	$0	0.00%	$0	0.00%	$0	0	[redacted]

Palisade Ave.: Market Share by Institution

Institution	Total 2002	Mkt Share 2002	$ Growth 1998 - 2002	% Growth 1998 - 2002	Avg Branch 2002	Count	Branch Perf Index
Total	$201,549	100.00%	$271	0.13%	$40,310	5	1.00
Clifton Savings Bank, S.L.A.	$30,166	14.97%	$2,113	7.53%	$30,166	1	[redacted]
Spencer Savings Bank, SLA	$61,326	30.43%	($5,250)	-7.89%	$61,326	1	1.52
Bank of New York	$55,990	27.78%	($7,014)	-11.13%	$55,990	1	1.39
Interchange Bank	$49,529	24.57%	$10,922	28.29%	$49,529	1	1.23
Wachovia Bank NA	$0	0.00%	$0	0.00%	$0	0	[redacted]
Bergen Commercial Bank	$4,538	2.25%	($500)	-9.92%	$4,538	1	[redacted]

Source: SNL Securities data, FinPro calculations.

FIGURE 31 – VALLEY ROAD MARKET SHARE

Valley Rd: Market Share by Institution Type

Institution	Total 2002	Mkt Share 2002	$ Growth 1998 - 2002	% Growth 1998 - 2002	Avg Branch 2002	Count	Branch Perf Index
Total	$33,334	100.00%	$7,584	29.45%	$33,334	1	1.00
Commercial Banks	$0	0.00%	$0	0.00%	$0	0	[redacted]
Savings Banks	$0	0.00%	$0	0.00%	$0	0	[redacted]
Thrifts	$33,334	100.00%	$7,584	29.45%	$33,334	1	1.00
Credit Unions	$0	0.00%	$0	0.00%	$0	0	[redacted]

Valley Rd: Market Share by Institution

Institution	Total 2002	Mkt Share 2002	$ Growth 1998 - 2002	% Growth 1998 - 2002	Avg Branch 2002	Count	Branch Perf Index
Total	$33,334	100.00%	$7,584	29.45%	$33,334	1	1.00
Clifton Savings Bank, S.L.A.	$33,334	100.00%	$7,584	29.45%	$33,334	1	1.00
Hudson United Bank	$0	0.00%	$0	0.00%	$0	0	[redacted]

Source: SNL Securities data, FinPro calculations.

FIGURE 32 – WAYNE MARKET SHARE

Wayne: Market Share by Institution Type

Institution	Total 2002	Mkt Share 2002	$ Growth 1998 - 2002	% Growth 1998 - 2002	Avg Branch 2002	Count	Branch Perf Index
Total	$1,494,790	100.00%	$674,195	82.16%	$135,890	11	1.00
Commercial Banks	$1,099,707	73.57%	$636,001	137.16%	$137,463	8	1.01
Savings Banks	$158,370	10.59%	$62,304	64.86%	$158,370	1	1.17
Thrifts	$236,713	15.84%	($24,110)	-9.24%	$118,357	2	0.87
Credit Unions	$0	0.00%	$0	0.00%	$0	0	[redacted]

Wayne: Market Share by Institution

Institution	Total 2002	Mkt Share 2002	$ Growth 1998 - 2002	% Growth 1998 - 2002	Avg Branch 2002	Count	Branch Perf Index
Total	$1,494,790	100.00%	$672,202	81.72%	$135,890	11	1.00
Valley National Bank	$802,647	53.70%	$478,330	147.49%	$267,549	3	1.97
Columbia Bank (MHC)	$72,053	4.82%	$18,159	33.69%	$72,053	1	[redacted]
Fleet National Bank	$106,595	7.13%	$54,140	103.21%	$106,595	1	[redacted]
PNC Bank, NA	$31,989	2.14%	$7,780	32.14%	$31,989	1	[redacted]
Hudson City Savings Bank (MHC)	$158,370	10.59%	$62,304	64.86%	$158,370	1	1.17
Washington Mutual Bank, FA	$164,660	11.02%	($42,269)	-20.43%	$164,660	1	1.21
Atlantic Stewardship Bank	$50,211	3.36%	$24,692	96.76%	$50,211	1	[redacted]
JPMorgan Chase Bank	$71,226	4.76%	$34,020	91.44%	$71,226	1	[redacted]
Paragon Federal Credit Union	$0	0.00%	($1,993)	-100.00%	$0	0	[redacted]
Commerce Bank North	$37,039	2.48%	$37,039	0.00%	$37,039	1	[redacted]

Note: The Bank's Wayne branch was not opened at June 30, 2002.
Source: SNL Securities data, FinPro calculations.

FIGURE 33 – WALLINGTON AVE MARKET SHARE

Wallington: Market Share by Institution Type

Institution	Total 2002	Mkt Share 2002	$ Growth 1998 - 2002	% Growth 1998 - 2002	Avg Branch 2002	Count	Branch Perf Index
Total	$306,236	100.00%	$38,701	14.47%	$51,039	6	1.00
Commercial Banks	$94,050	30.71%	($1,145)	-1.20%	$31,350	3	[redacted]
Savings Banks	$0	0.00%	$0	0.00%	$0	0	[redacted]
Thrifts	$212,186	69.29%	$39,846	23.12%	$70,729	3	1.39
Credit Unions	$0	0.00%	$0	0.00%	$0	0	[redacted]

Wallington: Market Share by Institution

Institution	Total 2002	Mkt Share 2002	$ Growth 1998 - 2002	% Growth 1998 - 2002	Avg Branch 2002	Count	Branch Perf Index
Total	$306,236	100.00%	$38,701	14.47%	$51,039	6	1.00
Kearny FSB	$57,247	18.69%	$8,301	16.96%	$57,247	1	1.12
Spencer Savings Bank, SLA	$101,970	33.30%	$15,883	18.45%	$101,970	1	2.00
Wawel SB, SLA	$52,969	17.30%	$15,662	41.98%	$52,969	1	1.04
Bank of New York	$81,063	26.47%	($1,396)	-1.69%	$40,532	2	[redacted]
Hudson United Bank	$12,987	4.24%	$251	1.97%	$12,987	1	[redacted]

Note: The Bank's Wallington branch was not opened at June 30, 2002.
Source: SNL Securities data, FinPro calculations.

3. Comparisons With Publicly Traded Thrifts

INTRODUCTION

This section presents an analysis of the Bank's operations against a selected group ("Comparable Group") of publicly traded Mutual Holding Companies ("MHCs"). The Comparable Group was selected based upon similarity of characteristics to the Bank. The Comparable Group multiples provide the basis for the valuation of the Bank.

Factors that influence the Bank's value such as balance sheet structure and size, profitability, income and expense trends, capital levels, credit risk, and recent operating results can be measured against the Comparable Group. The Comparable Group's current market pricing, coupled with the appropriate adjustments for differences between the Bank and the Comparable Group, will then be utilized as the basis for the pro forma valuation of the Bank's to-be-issued common stock.

SELECTION CRITERIA

The goal of the selection criteria process is to find those institutions with characteristics that most closely match those of the Bank. In an ideal world, all of the Comparable Group would contain the exact characteristics of the Bank. However, none of the Comparables selected will be exact clones of the Bank.

Based upon our experience, FinPro has determined that MHCs trade at materially different levels relative to fully converted thrifts due to the unique ownership structure. The primary differences between MHCs and fully converted institutions are that MHCs contain a minority interest and have the potential for a second step. In addition, MHCs have the potential for a remutualization transaction, although this potential has been significantly reduced by recent OTS parameters. Finally, OTS regulated institutions have the ability to waive dividends to the MHC. Due to these differences, MHC trading multiples are substantially different than fully converted trading multiples. FinPro concluded that the appropriate Comparable Group should be comprised of liquidly traded MHCs.

As of the date of this appraisal, there were a total of 18 MHCs traded on the NYSE, NASDAQ or AMEX. FinPro limited the Comparable Group to institutions whose common stock is listed on a major exchange, since these companies trade regularly and with reasonable volume. FinPro believes that thrifts that trade over-the-counter or as pink sheets are inappropriate for the Comparable Group, due to irregular trading activity and wide bid/ask spreads, which may skew the trading value and make trading multiples less reliable as an indicator of value. These institutions are looked at on a secondary basis.

One of the MHCs, Skibo Financial, is an announced "remutualization" and is therefore not appropriate as a Comparable as its trading price is reflective of the negotiated acquisition price. Another MHC, Provident Bancorp, is undertaking a second step conversion and is therefore not appropriate for a Comparable due to distortion of trading multiples. Based upon the Bank's asset base of $610 million, two MHCs, Gouverneur Bancorp and Webster City Federal, were considered too small and four MHCs, Capital Federal, Hudson City Bancorp, Northwest Bancorp and People's Bank, were considered too big. Charter Financial would be a poor Comparable as a substantial equity portfolio skews their trading multiples. Jacksonville Bancorp is located in the Midwestern Region, which typically trades at different levels relative to the Northeast Region. This resulted in a total of 8 Comparables, which is below the normal minimum of 10. Based upon conversations with the OTS, it was determined that using 8 Comparables was appropriate. All eight Comparables are located in the Northeast Region with the Bank. As geographical location is typically a primary section criteria, FinPro is comfortable that this Comparable Group fully meets that criteria. As such adjustments for geographical location should be minimal.

FIGURE 34 - COMPARABLE GROUP

		Corporate					
Ticker	Short Name	Exchange	City	State	Number of Offices	IPO Date	Conversion Type
	Comparable Thrift Data						
BCSB	BCSB Bankcorp, Inc. (MHC)	NASDAQ	Baltimore	MD	16	07/08/1998	Mutual Holding Co
ALLB	Greater Delaware Valley Savings Bank (MHC)	NASDAQ	Broomall	PA	8	03/03/1995	Mutual Holding Co
GCBC	Greene County Bancorp Inc. (MHC)	NASDAQ	Catskill	NY	6	12/30/1998	Mutual Holding Co
ONFC	Oneida Financial Corp. (MHC)	NASDAQ	Oneida	NY	9	12/30/1998	Mutual Holding Co
PRTR	Partners Trust Financial Group, Inc. (MHC)	NASDAQ	Utica	NY	17	04/04/2002	Mutual Holding Co
PBHC	Pathfinder Bancorp, Inc. (MHC)	NASDAQ	Oswego	NY	6	11/16/1995	Mutual Holding Co
ROME	Rome Bancorp, Inc. (MHC)	NASDAQ	Rome	NY	4	10/06/1999	Mutual Holding Co
WFD	Westfield Financial Inc. (MHC)	AMEX	Westfield	MA	10	12/28/2001	Mutual Holding Co

All 8 of the Comparables have been public for more than one year. FinPro would ordinarily exclude institutions that have recently converted, as the earnings of newly converted institutions do not reflect a full years benefit from the reinvestment of proceeds, and thus the price/earnings multiples and return on equity measures for these institutions tend to be skewed upward and downward, respectively.

BASIS FOR COMPARISON

MHCs have different percentages of minority ownership. In order to adjust for this factor, all of the Comparables' pricing multiples are represented as if the MHC undertook a second step, based upon standardized assumptions. These multiples will be referred to as "fully converted" pricing multiples.

OVERVIEW OF THE COMPARABLES

The members of the Comparable Group were reviewed against the Bank to ensure comparability based upon the following criteria:

1. Asset size
2. Profitability
3. Capital Level
4. Balance Sheet Mix
5. Operating Strategy
6. Date of conversion

1. Asset Size The Comparable Group should have a similar asset size to the Bank. The Comparable Group ranged in size from $259.4 million to $1.3 billion in total assets with a median of $400.8 million. The Bank's asset size was $610.1 million as of September 30, 2003. On a pro forma basis, the Bank's assets are projected to be $687.2 million.

2. Profitability The Comparable Group had a median ROAA of 0.59% and a median ROAE of 5.44% for the last twelve months. The Comparable Group profitability measures had a dispersion about the mean for the ROAA measure ranging from a low of 0.33% to a high of 1.03%, while the ROAE measure ranged from a low of 2.27% to a high of 7.94%. The Bank had an ROAA of 0.69% and an ROAE of 5.52% for the six months ending September 30, 2003,

2003, annualized. On a pro forma basis, the Bank's ROAA and ROAE are 0.71% and 3.19%, respectively.

3. Capital Level The Comparable Group had a median equity to assets ratio of 11.31% with a high of 15.22% and a low of 7.20%. At September 30, 2003, the Bank had an equity to assets ratio of 12.30%. On a pro forma basis, at the midpoint, the Bank would have an equity to assets ratio of 22.14%.

4. Balance Sheet Mix At September 30, 2003, the Bank had a net loan to asset ratio of 32.86%. The median loan to asset ratio for the Comparables was 56.32%, ranging from a low of 42.90% to a high of 75.93%. On the liability side, the Bank's deposit to asset ratio was 86.93% at September 30, 2003 while the Comparable median was 75.26%, ranging from 63.58% to 85.58%. The Bank does not have any borrowings while the Comparable median borrowings to assets ratio was 11.53% with a range of 3.08% to 21.28%.

5. Operating Strategy An institution's operating characteristics are important because they determine future performance. Operational strategy also affects expected rates of return and investor's general perception of the quality, risk and attractiveness of a given company. Specific operating characteristics include profitability, balance sheet growth, asset quality, capitalization and non-financial factors such as management strategies and lines of business.

6. Date of Conversion Recent conversions, those completed on or after September 30, 2002, were excluded since the earnings of a newly converted institution do not reflect a full year's benefits of reinvestment of conversion proceeds. Additionally, new issues tend to trade at a discount to the market averages.

The following table presents key financial ratios for the Bank and the Comparable Group.

FIGURE 35 - KEY FINANCIAL RATIOS

	The Bank	*Comparable Group Median*
Balance Sheet Data		
Gross Loans to Deposits	37.96%	70.95%
Total Net Loans to Assets	32.86%	56.32%
Securities to Assets	55.21%	33.51%
Deposits to Assets	86.93%	75.26%
Borrowed Funds to Assets	0.00%	11.53%
Interest Earning Asset to Interest Bearing Liabilities	110.92%	112.87%
Balance Sheet Growth		
Asset Growth Rate	11.82%	8.95%
Loan Growth Rate	-12.84%	9.25%
Deposit Growth Rate	13.22%	9.87%
Capital		
Equity to Assets	12.30%	11.31%
Tangible Equity to Assets	12.30%	10.05%
Intangible Assets to Equity	0.00%	2.97%
Regulatory Core Capital to Assets	12.30%	9.03%
Equity + Reserves to Assets	12.44%	11.80%
Asset Quality		
Non-Performing Loans to Loans	0.02%	0.42%
Reserves to Non-Performing Loans	NM	256.80%
Non-Performing Assets to Assets	0.01%	0.23%
Non-Performing Assets to Equity	0.05%	1.58%
Reserves to Net Loans	0.42%	1.00%
Reserves to Non-Performing Assets + 90 Days Del.	NM	212.37%
Profitability		
Return on Average Assets	0.69%	0.59%
Return on Average Equity	5.52%	5.44%
Income Statement		
Yield on Average Earning Assets	4.53%	5.92%
Cost of Interest Bearing Liabilities	2.33%	2.53%
Net Interest Spread	2.20%	3.32%
Net Interest Margin	2.43%	3.54%
Noninterest Income to Average Assets	0.05%	0.59%
Noninterest Expense to Average Assets	1.27%	2.93%
Efficiency Ratio	52.98%	74.19%
Overhead Ratio	51.97%	65.92%

Source: The Bank Offering Circular, FinPro calculations and SNL Securities
Note: All of the Bank data is at or for the annualized six months ended September 30, 2003.
Note: All of the Comparable data is as of or for the last twelve months.

4. Market Value Determination

MARKET VALUE ADJUSTMENTS

The estimated pro forma market value of the Bank, along with certain adjustments to its value relative to market values for the Comparable Group are delineated in this section. The adjustments are made from potential investors' viewpoint and are adjustments necessary when comparing the Bank to the Comparable Group. Potential investors include depositors holding subscription rights and unrelated parties who may purchase stock in the community offering and who are assumed to be aware of all relevant and necessary facts as they pertain to the value of the Bank relative to other publicly traded thrift institutions and relative to alternative investment opportunities.

There are numerous criteria on which the market value adjustments are based. The major criteria utilized for purposes of this report include:

Adjustments Relative to the Comparable Group:

- Financial Condition
- Balance Sheet Growth
- Earnings Quality, Predictability and Growth
- Market Area
- Cash Dividends
- Liquidity of the Issue
- Recent Regulatory Matters

Adjustments for Other Factors:

- Management
- Subscription Interest

To ascertain the market value of the Bank, the median trading multiple values for the Comparable Group are utilized as the starting point. Adjustments, up or down, to the Comparable Group median multiple values are made based on the comparison of the Bank to the Comparable Group.

FINANCIAL CONDITION

The balance sheet strength of an institution is an important market value determinant, as the investment community considers such factors as cash liquidity, capitalization, asset composition, funding mix, intangible levels and interest rate risk in assessing the attractiveness of investing in the common stock of a thrift. The following figures summarize the key financial elements of the Bank measured against the Comparable Group.

FIGURE 36 - KEY BALANCE SHEET DATA

		Key Financial Data for the Most Recent Quarter						
Ticker	Short Name	Total Assets ($000)	Loans/ Deposits (%)	Loans/ Assets (%)	Securities/ Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)	IEA/ IBL (%)
	Comparable Thrift Data							
BCSB	BCSB Bankcorp, Inc. (MHC)	639,744	68.58	58.69	35.11	85.58	3.72	103.59
ALLB	Greater Delaware Valley Savings Bank (MHC)	376,682	73.32	53.95	31.90	73.58	16.30	111.04
GCBC	Greene County Bancorp Inc. (MHC)	259,422	61.24	52.20	38.20	85.23	3.08	107.76
ONFC	Oneida Financial Corp. (MHC)	424,870	63.73	46.38	38.12	72.78	15.06	114.70
PRTR	Partners Trust Financial Group, Inc. (MHC)	1,285,114	99.08	62.99	27.99	63.58	21.28	117.12
PBHC	Pathfinder Bancorp, Inc. (MHC)	287,478	91.58	67.56	21.80	73.78	17.41	104.01
ROME	Rome Bancorp, Inc. (MHC)	267,773	98.96	75.93	13.21	76.73	8.00	120.72
WFD	Westfield Financial Inc. (MHC)	816,177	53.61	42.90	45.77	80.03	4.18	123.89
	Average	544,658	76.26	57.58	31.51	76.41	11.13	112.85
	Median	400,776	70.95	56.32	33.51	75.26	11.53	112.87
	Maximum	1,285,114	99.08	75.93	45.77	85.58	21.28	123.89
	Minimum	259,422	53.61	42.90	13.21	63.58	3.08	103.59
TBD	Clifton Savings Bancorp, Inc.	610,110	37.96	32.86	55.21	86.93	-	110.92
	Variance to the Comparable Median	209,334	(32.99)	(23.46)	21.71	11.68	(11.53)	(1.95)

Sources: SNL and Offering Circular Data, FinPro Computations

Asset Size – The Bank at $610.1 million, is bigger than the Comparable Group median of $400.8 million. The adjustment for the difference in size will be addressed in the liquidity section.

Asset Composition - The Bank's net loan to asset ratio of 32.86% is substantially below the Comparable Group median of 56.32%. The Bank has a larger portfolio of investment securities, which offer lower yields relative to loans.

Funding Mix - The Bank is primarily funded through deposits, 86.93% of assets. The Bank does not have any borrowings. The Comparable Group has a deposits to assets ratio of 75.26% and a borrowings to asset ratio of 11.53%.

Cash Liquidity - The cash liquidity of the Bank and the Comparable Group appear to be sufficient to meet funding requirements and regulatory guidelines.

Interest Rate Risk - The Bank's interest rate risk position is illustrated on page 20. The Bank's profile appears to be within acceptable regulatory parameters. No similar data is available for the Comparable Group. The Bank's interest earnings assets/interest costing liabilities ratio is slightly below the Comparable Group median.

FIGURE 37 - CAPITAL DATA

Ticker	Short Name	Capital for the Most Recent Quarter Equity/ Assets (%)	Tangible Equity/ Tang Assets (%)	Intangible Assets/ Equity (%)	Core Capital/ Tangible Assets (%)	Equity + Reserves/ Assets (%)
	Comparable Thrift Data					
BCSB	BCSB Bankcorp, Inc. (MHC)	7.20	6.80	5.93	7.44	7.54
ALLB	Greater Delaware Valley Savings Bank (MHC)	9.25	9.25	-	9.03	9.97
GCBC	Greene County Bancorp Inc. (MHC)	11.13	11.13	-	8.83	11.60
ONFC	Oneida Financial Corp. (MHC)	11.49	8.85	25.21	7.67	11.99
PRTR	Partners Trust Financial Group, Inc. (MHC)	13.47	10.85	21.84	10.63	14.22
PBHC	Pathfinder Bancorp, Inc. (MHC)	7.44	5.88	22.20	NA	8.03
ROME	Rome Bancorp, Inc. (MHC)	13.61	13.61	-	14.56	14.22
WFD	Westfield Financial Inc. (MHC)	15.22	15.22	-	15.12	15.77
	Average	11.10	10.20	9.40	10.47	11.67
	Median	11.31	10.05	2.97	9.03	11.80
	Maximum	15.22	15.22	25.21	15.12	15.77
	Minimum	7.20	5.88	-	7.44	7.54
TBD	Clifton Savings Bancorp, Inc.	12.30	12.30	-	12.30	12.44
	Variance to the Comparable Median	0.99	2.25	(2.97)	3.27	0.64

Sources: SNL and Offering Circular Data, FinPro Computations

Capitalization - The Comparable Group's median equity to assets ratio of 11.31% is lower than the Bank's ratio of 12.30%. The Bank's pro forma equity to assets ratio is projected to be 22.14% at the midpoint of the valuation range.

Intangible Levels - An important factor influencing market values is the level of intangibles that an institution carries on its books. Three of the Comparables have a material level of intangible assets. The Bank has no intangible assets.

The asset quality of an institution is an important determinant of market value. The investment community considers levels of nonperforming loans, Real Estate Owned ("REO") and levels of Allowance for Loan and Lease Losses ("ALLL") in assessing the attractiveness of investing in the common stock of an institution.

FIGURE 38 - ASSET QUALITY TABLE

Ticker	Short Name	NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs + 90 (%)
		Asset Quality for the Most Recent Quarter					
	Comparable Thrift Data						
BCSB	BCSB Bankcorp, Inc. (MHC)	0.09	621.84	0.11	1.48	0.58	318.24
ALLB	Greater Delaware Valley Savings Bank (MHC)	2.85	46.73	2.38	25.77	1.33	27.75
GCBC	Greene County Bancorp Inc. (MHC)	0.17	545.09	0.09	0.78	0.90	545.09
ONFC	Oneida Financial Corp. (MHC)	0.15	745.14	0.11	0.93	1.09	472.69
PRTR	Partners Trust Financial Group, Inc. (MHC)	0.74	158.75	0.68	5.05	1.18	104.98
PBHC	Pathfinder Bancorp, Inc. (MHC)	1.24	70.83	0.96	12.92	0.88	61.55
ROME	Rome Bancorp, Inc. (MHC)	0.29	283.22	0.22	1.60	0.81	194.36
WFD	Westfield Financial Inc. (MHC)	0.55	230.38	0.24	1.56	1.28	230.38
	Average	0.76	337.75	0.60	6.26	1.01	244.38
	Median	0.42	256.80	0.23	1.58	1.00	212.37
	Maximum	2.85	745.14	2.38	25.77	1.33	545.09
	Minimum	0.09	46.73	0.09	0.78	0.58	27.75
TBD	Clifton Savings Bancorp, Inc.	0.02	2,210.53	0.01	0.05	0.42	2,210.53
	Variance to the Comparable Median	(0.40)	1,953.73	(0.22)	(1.53)	(0.58)	1,998.16

Sources: SNL and Offering Circular Data, FinPro Computations

The Bank's level of non-performing loans ("NPL") to total loans, at 0.02%, is below the Comparable Group median at 0.42%. The Bank had a non-performing assets to assets ratio of 0.01%, which is below with the Comparable median of 0.23%. The Bank's reserve level, 0.42% of total loans, is below the Comparable median of 1.00% of loans. The Bank's level of reserves to NPLs is substantially above that of the Comparable Group, due to the Bank's low level of NPLs.

The Bank's asset mix is substantially weaker than the Comparables as represented by lower loan to asset and loan to deposit ratios. As a result, the Bank has invested a larger portion of its assets in lower yielding securities, relative to the Comparable Group. The income impact of the asset mix will be addressed in the profitability section. However, the Bank has a more favorable funding mix. It is anticipated, however, that the Bank will rely on borrowings in the future to fund growth. This will negate this favorable comparison. The Bank's interest earning assets/interest bearing liability ratio is slightly below the Comparable median. The Bank's capital levels are in-line with the Comparable Group, but will be significantly higher after the offering. The Bank's asset quality is stronger than the Comparable Group. Taken collectively, no adjustment is warranted for financial condition as the asset mix weakness is offset by the stronger asset quality.

BALANCE SHEET GROWTH

The Bank has been able to grow deposits and the corresponding asset base faster than the Comparable median. The Bank is experiencing substantial loan runoff, while the Comparable Group is experiencing solid loan growth.

FIGURE 39 - BALANCE SHEET GROWTH DATA

		Balance Sheet Growth as of the LTM		
Ticker	**Short Name**	**Asset Growth Rate (%)**	**Loan Growth Rate (%)**	**Deposit Growth Rate (%)**
	Comparable Thrift Data			
BCSB	BCSB Bankcorp, Inc. (MHC)	43.32	33.43	46.99
ALLB	Greater Delaware Valley Savings Bank (MHC)	0.23	6.63	0.58
GCBC	Greene County Bancorp Inc. (MHC)	12.78	2.91	15.09
ONFC	Oneida Financial Corp. (MHC)	0.79	1.08	4.25
PRTR	Partners Trust Financial Group, Inc. (MHC)	26.54	32.73	41.25
PBHC	Pathfinder Bancorp, Inc. (MHC)	11.35	12.30	17.95
ROME	Rome Bancorp, Inc. (MHC)	6.55	11.86	4.65
WFD	Westfield Financial Inc. (MHC)	2.61	(10.42)	0.02
	Average	13.02	11.32	16.35
	Median	8.95	9.25	9.87
	Maximum	43.32	33.43	46.99
	Minimum	0.23	(10.42)	0.02
TBD	Clifton Savings Bancorp, Inc.	11.82	(12.84)	13.22
	Variance to the Comparable Median	2.87	(22.09)	3.35

Sources: SNL and Offering Circular Data, FinPro Computations

Therefore, a slight downward adjustment is warranted as the Bank's slightly better deposit and asset growth rates are more than offset by the Bank's substantial loan runoff relative to the Comparables' solid loan growth.

EARNINGS QUALITY, PREDICTABILITY AND GROWTH

The earnings quality, predictability and growth are critical components in the establishment of market values for thrifts. Thrift earnings are primarily a function of:

- net interest income
- loan loss provision
- non-interest income
- non-interest expense

The quality and predictability of earnings is dependent on both internal and external factors. Some internal factors include the mix of the balance sheet, the interest rate sensitivity of the balance sheet, the asset quality, and the infrastructure in place to deliver the assets and liabilities to the public. External factors include the competitive market for both assets and liabilities, the global interest rate scenario, local economic factors and regulatory issues.

Investors are focusing on earnings sustainability as interest rate volatility has caused a wide variation in income levels. With the intense competition for both assets and deposits, banks cannot easily replace lost spread and margin with balance sheet growth.

Each of these factors can influence the earnings of an institution, and each of these factors is volatile. Investors prefer stability and consistency. As such, solid, consistent earnings are preferred to high but risky earnings. Investors also prefer earnings to be diversified and not entirely dependent on interest income.

The Bank posted net income of $4.4 million and $5.2 million, respectively, for the years ended March 31, 2002 and 2003, and posted annualized net income of $4.1 million for the six months ended September 30, 2003. The Bank's net income tracks its net interest margin closely.

FIGURE 40 - NET INCOME TREND



$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
Net Income ($ in thousand)
2.70%
2.65%
2.60%
2.55%
2.50%
2.45%
2.40%
2.35%
2.30%
2.25%
2.20%
Margin (%)
Net Income
Margin
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Sep-03

Note: The September 2003 figure is the annualized six months ended September 30, 2003

Sources: Offering Circular

The Bank's ROAA and ROAE are modestly better than the Comparable Group median. The Bank's higher capitalization following the offering is expected to reduce return on equity for the near term. On a pro forma basis, the Bank's ROAA and ROAE are 0.71% and 3.19%, respectively.

FIGURE 41 - PROFITABILITY DATA

		Profitability for the LTM	
Ticker	**Short Name**	**Return on Avg Assets (%)**	**Return on Avg Equity (%)**
	Comparable Thrift Data		
BCSB	BCSB Bankcorp, Inc. (MHC)	0.33	4.36
ALLB	Greater Delaware Valley Savings Bank (MHC)	0.36	3.90
GCBC	Greene County Bancorp Inc. (MHC)	0.92	7.94
ONFC	Oneida Financial Corp. (MHC)	0.84	7.27
PRTR	Partners Trust Financial Group, Inc. (MHC)	1.03	7.49
PBHC	Pathfinder Bancorp, Inc. (MHC)	0.44	5.70
ROME	Rome Bancorp, Inc. (MHC)	0.73	5.17
WFD	Westfield Financial Inc. (MHC)	0.35	2.27
	Average	0.63	5.51
	Median	0.59	5.44
	Maximum	1.03	7.94
	Minimum	0.33	2.27
TBD	Clifton Savings Bancorp, Inc.	0.69	5.52
	Variance to the Comparable Median	0.11	0.08

Sources: SNL and Offering Circular Data, FinPro Computations

FIGURE 42 - INCOME STATEMENT DATA

Ticker	Short Name	Yield on Ave Earn Assets (%)	Cost of Funds (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)
	Comparable Thrift Data								
BCSB	BCSB Bankcorp, Inc. (MHC)	6.07	3.02	3.05	3.16	0.23	2.49	77.03	75.25
ALLB	Greater Delaware Valley Savings Bank (MHC)	5.67	2.75	2.92	3.20	0.32	2.61	77.89	75.59
GCBC	Greene County Bancorp Inc. (MHC)	5.56	1.87	3.69	3.83	1.04	3.24	69.52	60.76
ONFC	Oneida Financial Corp. (MHC)	5.78	2.71	3.07	3.42	2.29	4.19	78.62	62.30
PRTR	Partners Trust Financial Group, Inc. (MHC)	6.06	2.47	3.59	3.95	0.82	2.65	58.04	48.50
PBHC	Pathfinder Bancorp, Inc. (MHC)	6.15	2.59	3.56	3.66	0.70	3.20	79.16	74.76
ROME	Rome Bancorp, Inc. (MHC)	6.38	1.90	4.48	4.80	0.47	3.26	66.86	63.32
WFD	Westfield Financial Inc. (MHC)	4.84	2.44	2.40	2.87	0.27	2.15	71.35	68.52
	Average	5.81	2.47	3.35	3.61	0.77	2.97	72.31	66.13
	Median	5.92	2.53	3.32	3.54	0.59	2.93	74.19	65.92
	Maximum	6.38	3.02	4.48	4.80	2.29	4.19	79.16	75.59
	Minimum	4.84	1.87	2.40	2.87	0.23	2.15	58.04	48.50
TBD	Clifton Savings Bancorp, Inc.	4.53	2.33	2.20	2.43	0.05	1.27	52.98	51.97
	Variance to the Comparable Median	(1.39)	(0.20)	(1.12)	(1.11)	(0.53)	(1.66)	(21.21)	(13.95)

Income Statement for the LTM

Sources: SNL and Offering Circular Data, FinPro Computations

Relative to the Comparable Group median, the Bank's yield on average earnings assets was 139 basis points lower and the cost of funds was 20 basis points lower. The lower yield is primarily attributable to a low level of loans. The 112 basis point net margin disadvantage is compounded by a 53 basis point disadvantage in noninterest income. However, the Bank has a lower level of noninterest expense, which offsets the lower margin and noninterest expense. The Bank's income profile of low noninterest income and low operating expenses is representative of its traditional thrift operating strategy.

As a result of solid cost control, the Bank's efficiency ratio of 52.98% is lower than the Comparable median of 74.19%.

On a forward looking basis, after the conversion the Bank's operating expenses are expected to rise as a result of the stock benefit plans and additional costs of being a public company. At the same time, the Bank will have additional capital to deploy and leverage.

The Bank has disadvantages in net margin and noninterest income, but has been able to make up for these disadvantages through cost control. The Bank's profitability is in-line with the Comparables. Based on these factors, no adjustment is warranted.

MARKET AREA

Ideally, both the Bank and the Comparable Group would operate in the same or very similar market areas. However, due to the limited pool of potential Comparables this is not possible. This section will delineate the adjustment relative to the Comparable Group for market area.

The market area that an institution serves has a significant impact on value, as future success is interrelated with the economic, demographic and competitive aspects of the market. The location of an institution will have an impact on the trading value of an institution, as many analysts compare the pricing of institutions relative to a state or regional multiples in investor presentations. Specifics on the Bank's markets were delineated in Section 2 - Market Area Analysis. The following figure compares the demographic and competitive data for the counties serviced by the Bank, to the county data of the Comparable Group members.

FIGURE 43 – MARKET AREA DATA

Institution Name	County	State	No. Branches June 2002 (actual)	Pop. Per Branch 2002 (actual)	Pop. Growth 2000-2002 (%)	Pop. Growth 2002-2007 (%)	Pop. Density 2002 (per sq. mile)	Unemp. Rate Sept. 2003 (%)	Median Income 2002 ($)
BCSB Bankcorp Inc. (MHC)	Anne Arundel	MD	204	2,471	2.93%	6.90%	1,212	3.40%	$42,325
BCSB Bankcorp Inc. (MHC)	Baltimore	MD	386	1,656	2.22%	5.09%	1,288	4.80%	$39,171
BCSB Bankcorp Inc. (MHC)	Baltimore (City)	MD	212	3,637	-1.85%	-4.81%	7,909	4.80%	$23,351
BCSB Bankcorp Inc. (MHC)	Harford	MD	99	2,283	3.38%	8.23%	513	4.10%	$37,865
BCSB Bankcorp Inc. (MHC)	Howard	MD	87	2,993	5.08%	11.92%	1,033	2.70%	$48,901
Deposit Weighted Market Data				1,862	2.46%	5.71%	1,302	4.58%	$39,169
Greater DE Valley Hldgs MHC	Delaware	PA	238	2,302	-0.55%	-1.11%	2,974	4.70%	$40,918
Deposit Weighted Market Data				2,302	-0.55%	-1.11%	2,974	4.70%	$40,918
Greene County Bncp Inc. (MHC)	Albany	NY	160	1,827	-0.74%	-1.46%	559	3.40%	$27,795
Greene County Bncp Inc. (MHC)	Greene	NY	24	2,033	1.23%	2.88%	75	3.90%	$27,163
Deposit Weighted Market Data				2,026	1.16%	2.73%	92	3.88%	$27,185
Oneida Financial Corp. (MHC)	Madison	NY	24	2,888	-0.20%	-0.29%	106	5.40%	$25,262
Oneida Financial Corp. (MHC)	Oneida	NY	108	2,143	-1.72%	-4.14%	191	4.40%	$22,775
Oneida Financial Corp. (MHC)	Onondaga	NY	185	2,449	-1.14%	-2.46%	581	5.00%	$25,343
Deposit Weighted Market Data				2,763	-0.46%	-0.92%	197	5.27%	$25,125
Partners Trust Financial (MHC)	Herkimer	NY	26	2,437	-1.67%	-3.58%	45	4.10%	$20,581
Partners Trust Financial (MHC)	Oneida	NY	108	2,143	-1.72%	-4.14%	191	4.40%	$22,775
Partners Trust Financial (MHC)	Onondaga	NY	185	2,449	-1.14%	-2.46%	581	5.00%	$25,343
Partners Trust Financial (MHC)	Otsego	NY	33	1,880	0.60%	1.35%	62	3.40%	$22,532
Deposit Weighted Market Data				2,241	-1.70%	-3.95%	143	4.30%	$22,054
Pathfinder Bancorp Inc. (MHC)	Oswego	NY	40	3,037	-0.74%	-1.35%	127	8.30%	$20,507
Deposit Weighted Market Data				3,037	-0.74%	-1.35%	127	8.30%	$20,507
Rome Bancorp Inc. (MHC)	Oneida	NY	108	2,143	-1.72%	-4.14%	191	4.40%	$22,775
Deposit Weighted Market Data				2,143	-1.72%	-4.14%	191	4.40%	$22,775
Westfield Financial Inc. (MHC)	Hampden	MA	206	2,211	-0.18%	-0.34%	736	6.50%	$26,031
Deposit Weighted Market Data				2,211	-0.18%	-0.34%	736	6.50%	$26,031
Comparable Median				**2,226**	**-0.51%**	**-1.01%**	**194**	**4.64%**	**$25,578**
Clifton Savings Bank S.L.A.	Bergen	NJ	538	1,659	0.92%	2.47%	3,810	4.90%	$48,571
Clifton Savings Bank S.L.A.	Passaic	NJ	194	2,533	0.46%	1.68%	2,652	7.70%	$36,121
Deposit Weighted Market Data				**2,385**	**0.54%**	**1.81%**	**2,848**	**7.23%**	**$38,230**

Sources: SNL Securities, Claritas and US Bureau of Labor Statistics

The Bank's market area has grown and is projected to continue to growth at a rate above the Comparable median. The Bank's markets have substantially higher population density. However, the Bank's market has substantially higher unemployment levels indicative of weaker economic conditions. Median income levels are substantially higher in the Bank's markets, however, the relative attractiveness of the Bank's markets, has drawn an above average level of competition from both banks and non-banks. The number of people per branch is approximately equal, largely offsetting the population density. Based upon these factors, a modest upward adjustment is warranted for market area.

CASH DIVIDENDS

Pressures on ROAE and on internal rate of returns to investors prompted the industry toward cash dividends. This trend is exacerbated by the lack of growth potential. Typically, when institutions are in a growth mode, they issue stock dividends or do not declare a dividend. When growth is stunted, these institutions shift toward reducing equity levels and thus utilize cash dividends as a tool in managing equity. Recent tax code changes have made cash dividends more attractive to investors.

FIGURE 44 – CASH DIVIDEND DATA

		Dividends	
Ticker	**Short Name**	**Current Dividend Yield ($)**	**LTM Dividend Payout Ratio (%)**
	Comparable Thrift Data		
BCSB	BCSB Bankcorp, Inc. (MHC)	2.80	NA
ALLB	Greater Delaware Valley Savings Bank (MHC)	1.20	90.00
GCBC	Greene County Bancorp Inc. (MHC)	2.18	63.64
ONFC	Oneida Financial Corp. (MHC)	2.29	78.57
PRTR	Partners Trust Financial Group, Inc. (MHC)	1.39	31.52
PBHC	Pathfinder Bancorp, Inc. (MHC)	2.23	54.90
ROME	Rome Bancorp, Inc. (MHC)	1.03	60.85
WFD	Westfield Financial Inc. (MHC)	0.83	55.56
	Average	1.74	62.15
	Median	1.79	60.85
	Maximum	2.80	90.00
	Minimum	0.83	31.52
TBD	Clifton Savings Bancorp, Inc.	NA	NA
	Variance to the Comparable Median	NA	NA

Sources: SNL Data, FinPro Computations

All Comparable institutions had declared cash dividends. The median dividend payout ratio for the Comparable Group was 60.85%, ranging from a high of 90.00% to a low of 31.52%. The Bank, on a pro forma basis (at the mid point of the value range) will have an equity to assets ratio of 22.14%. The Bank will have adequate capital and profits to pay cash dividends. As such, no adjustment is indicated for this factor.

LIQUIDITY OF THE ISSUE

The Comparable Group is by definition composed only of companies that trade in the public markets with all of the Comparables trading on NASDAQ or AMEX. Typically, the number of shares outstanding and the market capitalization provides an indication of how much liquidity there will be in a given stock. The actual liquidity can be measured by volume traded over a given period of time.

FIGURE 45 - MARKET CAPITALIZATION DATA

		Market Data					
Ticker	Short Name	Market Value ($)	Price Per Share ($)	Price High ($)	Price Low ($)	Publicly Reported Book Value ($)	Tangible Publicly Rep Book Value ($)
	Comparable Thrift Data						
BCSB	BCSB Bankcorp, Inc. (MHC)	104.85	17.85	18.20	16.16	7.84	7.37
ALLB	Greater Delaware Valley Savings Bank (MHC)	103.24	30.00	30.72	22.35	10.13	10.13
GCBC	Greene County Bancorp Inc. (MHC)	67.52	33.06	33.43	26.94	14.44	14.44
ONFC	Oneida Financial Corp. (MHC)	120.70	24.44	25.75	21.02	9.88	7.39
PRTR	Partners Trust Financial Group, Inc. (MHC)	407.56	28.72	28.76	21.00	12.19	9.53
PBHC	Pathfinder Bancorp, Inc. (MHC)	43.55	17.90	17.90	16.20	8.79	6.84
ROME	Rome Bancorp, Inc. (MHC)	121.69	28.50	28.70	24.05	8.52	8.52
WFD	Westfield Financial Inc. (MHC)	253.12	24.06	25.04	20.75	12.45	12.45
	Average	152.78	25.57	26.06	21.06	10.53	9.58
	Median	112.78	26.47	27.23	21.01	10.01	9.03
	Maximum	407.56	33.06	33.43	26.94	14.44	14.44
	Minimum	43.55	17.85	17.90	16.16	7.84	6.84
TBD	Clifton Savings Bancorp, Inc.	200.70	NA	NA	NA	NA	NA
	Variance to the Comparable Median	87.93	NA	NA	NA	NA	NA

Sources: SNL and Offering Circular Data, FinPro Computations

The market capitalization values of the Comparable Group range from a low of $43.6 million to a high of $407.6 million with a median market capitalization of $112.8 million. The Bank expects to have $200.7 million of market capital at the midpoint on a pro forma basis.

A slight upward adjustment for this factor appears warranted, due to the higher level of market capitalization, relative to the Comparables, which indicates that following the conversion the Bank should enjoy a higher level of trading liquidity.

RECENT REGULATORY MATTERS

Regulatory matters influence the market for thrift conversions. Recently, the OTS has issued revised rules on conversions. The major emphasis of the revised rules is to make MHCs more attractive.

The OTS allows for dividend waivers without any dilution to the minority shareholders. The OTS relaxed its repurchase restrictions after the first year, and now allows for additional benefits to insiders when the minority issuance is less than 49.00%. Additionally, the impact of "remutualization" transactions has strongly influenced the pricing of MHCs. Offsetting these factors is the OTS prohibition of mergers within three years of conversion.

Taken collectively, no adjustment for this factor is warranted as both the Bank and the Comparables will operate in the same ownership structure and will be supervised in the same regulatory environment. FinPro will address the impact of "remutualization" transactions on the subscription interest of MHCs in the subscription interest section.

5. Other Factors

MANAGEMENT

The Bank has developed a good management team with considerable banking experience. The Bank's organizational chart is reasonable for an institution of its size and complexity. The Board is active and oversees and advises on all key strategic and policy decisions and holds the management to high performance standards.

The Bank's operating results are in-line with the Comparable Group, indicating similar management strength.

As such, no adjustment appears to be warranted for this factor.

SUBSCRIPTION INTEREST

The pro forma price to tangible book multiple of MHC conversions has risen from 56.28% in 2000 to 74.42% in 2001 to 91.56% in 2002 and to 137.91% in 2003.

FIGURE 46 - MHC REORGANIZATIONS (SINCE 1/1/99) PRO FORMA DATA

							Price to Pro Forma			
Ticker	Short Name	IPO Date	IPO Price ($)	Gross Proceeds ($000)	Conversion Assets ($000)	Pro Forma Total Equity ($000)	Pro Forma Book Value (%)	Pro Forma Tang. Book (%)	Pro Forma Earnings (x)	Adjusted Assets (%)
FLTB	Flatbush Federal Bancorp, Inc. (MHC)	10/21/2003	8.0000	8,702	140,073	15,336	120.73	120.73	125.10	5.80
ASBHE	ASB Holding Company (MHC)	10/03/2003	10.0000	16,664	360,562	35,815	155.09	155.09	45.50	4.40
Q4'03	Average						137.91	137.91	85.30	5.10
	Median						137.91	137.91	85.30	5.10
2003 YTD	Average						137.91	137.91	85.30	5.10
	Median						137.91	137.91	85.30	5.10
SYNF	Synergy Financial Group, Inc. (MHC)	09/18/2002	10.0000	14,548	344,928	34,841	95.99	95.99	16.00	4.00
MDNB	Minden Bancorp, Inc. (MHC)	07/02/2002	10.0000	6,546	61,233	16,697	87.12	87.12	34.60	9.70
Q3'02	Average						91.56	91.56	25.30	6.85
	Median						91.56	91.56	25.30	6.85
NEBS	New England Bancshares, Inc. (MHC)	06/04/2002	10.0000	9,224	122,939	21,965	93.32	NA	45.30	7.00
PRTR	Partners Trust Financial Group, Inc. (MHC)	04/04/2002	10.0000	63,976	985,733	153,624	92.54	NA	28.60	6.10
Q2'02	Average						92.93	NA	36.95	6.55
	Median						92.93	NA	36.95	6.55
2002 YTD	Average						92.24	91.56	31.13	6.70
	Median						92.93	91.56	31.60	6.55
WFD	Westfield Financial Inc. (MHC)	12/28/2001	10.0000	49,726	705,433	128,668	82.23	NA	19.90	6.60
AJSB	AJS Bancorp, Inc. (MHC)	12/27/2001	10.0000	11,794	198,300	29,640	81.21	NA	33.70	5.60
CHFN	Charter Financial Corp. (MHC)	10/17/2001	10.0000	39,645	934,828	266,353	74.42	74.42	34.60	4.10
Q4'01	Average						79.29	74.42	29.40	5.43
	Median						81.21	74.42	33.70	5.60
2001 YTD	Average						79.29	74.42	29.40	5.43
	Median						81.21	74.42	33.70	5.60
ALMG	Alamogordo Financial Corp. (MHC)	05/16/2000	10.0000	3,570	156,158	24,932	51.14	51.14	17.70	2.20
EBMT	Eagle Bancorp (MHC)	04/05/2000	8.0000	4,601	148,891	17,393	56.28	56.28	7.40	3.00
Q2'00	Average						53.71	53.71	12.55	2.60
	Median						53.71	53.71	12.55	2.60
WFSM	Westborough Financial Services, Inc. (MHC)	02/16/2000	10.0000	5,535	158,523	23,641	66.89	66.89	12.10	3.40
Q1'00	Average						66.89	66.89	12.10	3.40
	Median						66.89	66.89	12.10	3.40
2000	Average						58.10	58.10	12.40	2.87
	Median						56.28	56.28	12.10	3.00
ROME	Rome Bancorp, Inc. (MHC)	10/06/1999	4.6670	11,189	225,273	37,639	63.25	63.25	14.10	4.70
Q4'99	Average						63.25	63.25	14.10	4.70
	Median						63.25	63.25	14.10	4.70
HCBK	Hudson City Bancorp, Inc. (MHC)	07/13/1999	5.0000	543,500	7,752,260	1,363,782	84.79	84.79	11.30	6.60
Q3'99	Average						84.79	84.79	11.30	6.60
	Median						84.79	84.79	11.30	6.60
CFFN	Capitol Federal Financial (MHC)	04/01/1999	10.0000	378,072	5,314,901	988,837	92.55	92.55	15.40	6.60
Q2'99	Average						92.55	92.55	15.40	6.60
	Median						92.55	92.55	15.40	6.60
GOV	Gouverneur Bancorp Inc. (MHC)	03/23/1999	5.0000	5,364	59,337	15,463	77.09	77.09	17.60	8.30
PBCP	Provident Bancorp, Inc. (MHC)	01/08/1999	10.0000	38,640	679,104	86,632	95.58	95.58	15.70	5.40
EKFC	Eureka Financial Corporation (MHC)	01/07/1999	10.0000	6,476	53,324	17,658	78.03	78.03	17.10	10.80
Q1'99	Average						83.57	83.57	16.80	8.17
	Median						78.03	78.03	17.10	8.30
1999	Average						81.88	81.88	15.20	7.07
	Median						81.41	81.41	15.55	6.60
1/1/1999 To	Average						86.01	85.64	28.43	5.79
11/28/2003	Median						83.51	81.41	17.65	5.70

Source: SNL Securities

Despite the increase in pro forma pricing multiples, illustrated on the previous page, the one-month price pop has increased from 3.75% in 2000 to 36.00% in 2001, down to 25.40% in 2002 and then up to 64.57% in 2003 YTD. During this time frame, MHCs have benefits from the emergence of the "remutualization" transaction. Investors in MHC stocks would certainly consider the potential for a "remutualization" transaction when deciding whether to subscribe for an MHC offering. The aftermarket performance of standard conversions and second step conversions has also been strong.

FIGURE 47 - MHC REORGANIZATIONS PRICE APPRECIATION

		Percent Change from IPO				
Ticker	Short Name	After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To date (%)
FLTB	Flatbush Federal Bancorp, Inc. (MHC)	63.75	54.38	60.63	NA	61.88
ASBHE	ASB Holding Company (MHC)	62.00	71.00	68.50	NA	69.00
Q4'03	Average	62.88	62.69	64.57	NA	65.44
	Median	62.88	62.69	64.57	NA	65.44
2003 YTD	Average	62.88	62.69	64.57	NA	65.44
	Median	62.88	62.69	64.57	NA	65.44
SYNF	Synergy Financial Group, Inc. (MHC)	29.30	28.50	26.80	65.00	289.00
MDNB	Minden Bancorp, Inc. (MHC)	19.50	20.00	18.50	13.00	77.50
Q3'02	Average	24.40	24.25	22.65	39.00	183.25
	Median	24.40	24.25	22.65	39.00	183.25
NEBS	New England Bancshares, Inc. (MHC)	23.00	24.00	24.00	23.00	93.00
PRTR	Partners Trust Financial Group, Inc. (MHC)	40.20	48.60	49.80	57.80	187.20
Q2'02	Average	31.60	36.30	36.90	40.40	140.10
	Median	31.60	36.30	36.90	40.40	140.10
2002 YTD	Average	28.00	30.28	29.78	39.70	161.68
	Median	26.15	26.25	25.40	40.40	140.10
WFD	Westfield Financial Inc. (MHC)	33.40	32.40	36.00	47.00	140.60
AJSB	AJS Bancorp, Inc. (MHC)	32.00	29.10	32.50	40.00	135.00
CHFN	Charter Financial Corp. (MHC)	42.50	52.50	74.10	121.00	231.70
Q4'01	Average	35.97	38.00	47.53	69.33	169.10
	Median	33.40	32.40	36.00	47.00	140.60
2001 YTD	Average	35.97	38.00	47.53	69.33	169.10
	Median	33.40	32.40	36.00	47.00	140.60
ALMG	Alamogordo Financial Corp. (MHC)	0.00	2.50	3.75	3.75	210.00
EBMT	Eagle Bancorp (MHC)	6.25	0.00	6.25	3.91	337.50
Q2'00	Average	3.13	1.25	5.00	3.83	273.75
	Median	3.13	1.25	5.00	3.83	273.75
WFSM	Westborough Financial Services, Inc. (MHC)	0.00	0.00	-15.00	-16.25	240.00
Q1'00	Average	-	-	(15.00)	(16.25)	240.00
	Median	0.00	0.00	(15.00)	(16.25)	240.00
2000	Average	2.08	0.83	(1.67)	(2.86)	262.50
	Median	0.00	0.00	3.75	3.75	240.00
ROME	Rome Bancorp, Inc. (MHC)	-7.15	-1.79	-12.51	-8.94	510.67
Q4'99	Average	(7.15)	(1.79)	(12.51)	(8.94)	510.67
	Median	(7.15)	(1.79)	(12.51)	(8.94)	510.67
HCBK	Hudson City Bancorp, Inc. (MHC)	23.75	21.56	28.75	35.00	622.20
Q3'99	Average	23.75	21.56	28.75	35.00	622.20
	Median	23.75	21.56	28.75	35.00	622.20
CFFN	Capitol Federal Financial (MHC)	-2.81	-11.25	-4.06	4.38	247.30
Q2'99	Average	(2.81)	(11.25)	(4.06)	4.38	247.30
	Median	(2.81)	(11.25)	(4.06)	4.38	247.30
GOV	Gouverneur Bancorp Inc. (MHC)	1.26	2.50	-7.50	-13.75	138.00
PBCP	Provident Bancorp, Inc. (MHC)	20.00	19.38	21.88	7.50	379.50
EKFC	Eureka Financial Corporation (MHC)	0.00	9.38	-5.00	-21.25	190.00
Q1'99	Average	7.09	10.42	3.13	(9.17)	235.83
	Median	1.26	9.38	(5.00)	(13.75)	190.00
1999	Average	5.84	6.63	3.59	0.49	347.95
	Median	0.63	5.94	(4.53)	(2.28)	313.40
1/1/1999 To 11/28/2003	Average	21.50	22.38	22.63	22.57	231.11
	Median	21.50	20.78	22.94	10.25	200.00

Source: SNL Securities, FinPro calculations

Based on the strong aftermarket appreciation of MHC conversions and the thrift conversion market as a whole, a substantial upward adjustment is warranted. In determining the magnitude of this adjustment, FinPro considered the impact of the "remutualization" transaction on the subscription interest for MHC stocks.

VALUATION ADJUSTMENTS

Relative to the Comparables the following adjustments need to be made to the Bank's pro forma market value.

Valuation Factor	Valuation Adjustment
Financial Condition	No Adjustment
Balance Sheet Growth	Slight Downward
Earnings Quality, Predictability and Growth	No Adjustment
Market Area	Modest Upward
Cash Dividends	No Adjustment
Liquidity of the Issue	Slight Upward
Recent Regulatory Matters	No Adjustment

Additionally, the following adjustment should be made to the Bank's market value.

Valuation Factor	Valuation Adjustment
Management	No Adjustment
Subscription Interest	Substantial Upward

7. Valuation

In applying the accepted valuation methodology promulgated by the regulators, i.e., the pro forma market value approach, four key pricing multiples were considered. The four multiples include:

Price to core earnings ("P/E")

Price to tangible book value ("P/TB")

Price to book value ("P/B")

Price to assets ("P/A")

All of the approaches were calculated on a pro forma basis including the effects of the conversion proceeds. All of the assumptions utilized are presented in Exhibit 11.

DISCUSSION OF WEIGHT GIVEN TO VALUATION MULTIPLES

To ascertain the pro forma estimated market value of the Bank, the market multiples for the Comparable Group were utilized. As a secondary check, all New Jersey public thrifts, all publicly traded thrifts and the recent (2000 to date) and historical MHC conversions were assessed. The multiples for the Comparable Group, all publicly traded thrifts, and New Jersey publicly traded thrifts are shown in Exhibit 8.

Price to Earnings – According to the OTS Appraisal Guidelines: "When both the converting institution and the comparable companies are recording "normal" earnings. A P/E approach may be the simplest and most direct method of valuation. When earnings are low or negative, however, this approach may not be appropriate and the greater consideration should be given to the P/BV approach." In this particular case, the Bank's earnings are "normal" and closely approximate historical levels dating back to 2000. As a basis for comparison, the price to core earnings was utilized for both the Bank and the Comparable Group to eliminate any nonrecurring items. As such, this approach is applicable, meaningful and appropriate in this appraisal.

Price to Book/Price to Tangible Book - According to the OTS Appraisal Guidelines: "The P/BV approach works best when the converting institution and the Comparables have a normal amount of book value. The P/BV approach could seriously understate the value of an institution that has almost no book value but has an outstanding future earnings potential. For converting institutions with high net worth, the appraiser may have difficulty in arriving at a pro forma market value because of pressure placed on the P/E multiple as higher P/BV levels are required to reflect a similar P/BV ratio as the peer group average. The P/BV approach also suffers from the use of historical cost accounting data."

Since thrift earnings in general have had a high degree of volatility over the past decade, the P/B is utilized frequently as the benchmark for market value. A better approach is the P/TB approach. In general, investors tend to price financial institutions on a tangible book basis, because it incorporates the P/B approach adjusted for intangibles. Initially following conversion, FinPro feels that thrifts often trade on a price to tangible book basis.

Price to Assets - According to the OTS Appraisal Guidelines: "This approach remedies the problems of a small base that can occur with the P/BV approach, but the approach has many of the other limitations of the latter approach (the P/BV approach)." FinPro places little weight on this valuation approach due to the lack of consideration of asset and funding mixes and the resulting earnings impact.

FULL OFFERING VALUE IN RELATION TO COMPARABLES

Based upon the premiums and discounts defined in the section above, the Bank pricing at the midpoint for a full standard conversion is estimated to be $200,742,800. Based upon a range below and above the midpoint value, the relative values are $170,631,380 at the minimum and $230,854,220 at the maximum respectively. At the super maximum of the range, the offering value would be $265,482,350.

At the various levels of the estimated value range, the full offering would result in the following offering data:

FIGURE 48 - VALUE RANGE - FULL OFFERING

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	20,074,280	$ 10.00	$ 200,742,800
Range:			
- Minimum	17,063,138	10.00	170,631,380
- Maximum	23,085,422	10.00	230,854,220
- Super Maximum	26,548,235	10.00	265,482,350

Source: FinPro Inc. Pro forma Model

FIGURE 49 – AS IF FULLY CONVERTED OFFERING PRICING MULTIPLES

		Bank	Comparable MHCs		State MHCs		National MHCs	
			Mean	Median	Mean	Median	Mean	Median
	Min	30.30						
Price-Core Earnings Ratio P/E	Mid	34.48	42.98	38.41	32.26	32.26	50.25	39.60
	Max	38.46						
	Smax	43.48						
	Min	76.98%						
Price-to-Book Ratio P/B	Mid	81.04%	106.92%	107.63%	134.23%	134.23%	105.05%	101.84%
	Max	84.32%						
	Smax	87.34%						
	Min	76.98%						
Price-to-Tangible Book Ratio P/TB	Mid	81.04%	112.07%	108.08%	134.23%	134.23%	109.37%	105.49%
	Max	84.32%						
	Smax	87.34%						
	Min	22.55%						
Price-to-Assets Ratio P/A	Mid	25.64%	23.97%	24.00%	35.07%	35.07%	25.57%	25.82%
	Max	28.54%						
	Smax	31.64%						

Source: FinPro Calculations

This equates to the following multiples:

FIGURE 50 - COMPARABLE AS IF FULLY CONVERTED PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

	Price Relative to			
	Earnings	Core Earnings	Book	Tangible Book
The Bank (at midpoint) Full Conversion	34.48	34.48	81.04%	81.04%
Comparable Group Median	39.44	38.41	107.63%	108.08%
(Discount) Premium	-12.56%	-10.22%	-24.71%	-25.02%

Source: SNL data, FinPro Calculations

As Figure 50 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a discount of 10.22% on a core earnings basis. On a price to tangible book basis, the Bank is priced at a 25.02% discount to the Comparable Group.

FIGURE 51 - COMPARABLE AS IF FULLY CONVERTED PRICING MULTIPLES TO THE BANK'S PRO FORMA SUPER MAXIMUM

	Price Relative to			
	Earnings	Core Earnings	Book	Tangible Book
The Bank (at the supermax) Full Conversion	43.48	43.48	87.34%	87.34%
Comparable Group Median	39.44	38.41	107.63%	108.08%
(Discount) Premium	10.26%	13.21%	-18.85%	-19.19%

Source: SNL data, FinPro Calculations

As Figure 51 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a premium of 13.21% on a core earnings basis. On a price to tangible book basis, the Bank is priced at a 19.19% discount to the Comparable Group.

The Bank pricing at the midpoint for a MHC Conversion assuming an issuance of 45.00%, is estimated to be $90,334,260. Based upon a range below and above the midpoint value, the relative values are $76,784,120 at the minimum and $103,884,400 at the maximum, respectively. At the super maximum of the range, the offering value would be $119,467,060.

FIGURE 52 - VALUE RANGE MHC OFFERING DATA

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $170,631,380 at 45%	**7,678,412**	**$10**	$76,784,120
Appraised Value - $200,742,800 at 45%	**9,033,426**	**$10**	$90,334,260
Appraised Value - $230,854,220 at 45%	**10,388,440**	**$10**	$103,884,400
Appraised Value - $265,482,350 at 45%	**11,946,706**	**$10**	$119,467,060

Source: FinPro Inc. Pro forma Model

COMPARISON TO RECENT MHC CONVERSIONS

To verify and validate that the range created on a comparable basis is appropriate, FinPro compared the pricing of this deal relative to other MHC conversions. There are two recent conversions that closed at the super maximum of the estimated value range. There is one pending MHC conversion with an approved estimated value range.

As shown below, the Bank will be priced at a significant premium to the three recent and/or pending MHC conversions on a tangible book basis. Additionally, the Bank will be priced at a premium to all of the offerings, with the exception of Flatbush, on an earnings basis.

FIGURE 53 – COMPARISON TO RECENT MHC OFFERINGS

	Fully Converted Valuation Range			
	Minimum	Midpoint	Maximum	S. Maximum
American - Closed				
Price/EPS with Adjustment (x)	17.9	20.4	23.3	27.0
Price/Tangible Book Value (%)	67.2%	71.6%	75.2%	78.7%
Flatbush - Closed				
Price/EPS with Adjustment	42.1	50.0	57.1	66.7
Price/Tangible Book Value	64.9%	69.3%	73.7%	77.3%
Cheviot - Approved				
Price/EPS with Adjustment	NA	32.2	NA	NA
Price/Tangible Book Value	NA	74.9%	NA	NA
Clifton - Proposed				
Price/EPS with Adjustment	30.3	34.5	38.5	43.5
Price/Tangible Book Value	77.0%	81.0%	84.3%	87.3%

Source: FinPro research of SEC filings

The valuation for the Bank is priced significantly above the range for Cheviot, which was approved by the OTS on October 24, 2003. On an earnings basis, Cheviot is a better performer than the Bank. The Bank is priced above Cheviot on an earnings basis even in light of this. On a tangible book basis, the Bank is priced at an 8.15% premium to Cheviot.

This comparison is significant in that both Cheviot and the Bank have similar Comparable Groups. As such, the pricing of the Bank relative to Cheviot is directly meaningful.

FinPro is comfortable pricing Clifton above Cheviot on both an earnings and a tangible book basis as a result of the size differential and the market area advantage, largely offset by the lower earnings of the Bank relative to Cheviot.

VALUATION CONCLUSION

We believe that the premiums and discounts on an earnings and a tangible book basis are appropriate relative to the Comparable Group. This range was confirmed by the secondary analysis of other recently closed MHCs conversions, American and Flatbush. At the midpoint, the Bank is priced above the both deals super maximum. Therefore, the Bank is priced over 30% above these two deals. Additionally, this range was analyzed relative to the last OTS approved valuation range, Cheviot. The Bank is priced above Cheviot on both an earnings and a tangible book basis even though the Bank is a weaker earner.

It is, therefore, FinPro's opinion that as of November 28, 2003, the estimated pro forma market value of the Bank in a full offering was $200,742,800 at the midpoint of a range with a minimum of $170,631,380 to a maximum of $230,854,220 at 15% below and 15% above the midpoint of the range respectively. Assuming an adjusted maximum value of 15% above the maximum value, the adjusted maximum value or super maximum value in a full offering is $265,482,350.

Using the pro forma market values for a full offering shown above, the amount of stock publicly offered as part of the MHC reorganization issuing 45.00% will equal 7,678,412 shares, 9,033,426 shares, 10,388,440 shares and 11,946,706 shares at the minimum, midpoint, maximum and super maximum, respectively.

The document represents an initial valuation for the Bank. Due to the duration of time that passes between the time this document is compiled and the time the offering closes, numerous factors could lead FinPro to update or revised the appraised value of the Bank. Some factors that could lead FinPro to adjust the appraised value include: (1) changes in the Bank's operations and financial condition; (2) changes in the market valuation or financial condition of the Comparable Group; (3) changes in the broader market; and (4) changes in the market for thrift conversions. Should there be material changes to any of these factors, FinPro will prepare an appraisal update to appropriately adjust the value of the Bank. At the time of closing, FinPro will prepare a final appraisal to determine if the valuation range is still appropriate and determine the exact valuation amount appropriate for the Bank.

EXHIBIT 1

ABOUT THE FIRM

Donald founded FinPro, Inc. in 1987 as a consulting and investment banking firm located in New Jersey that specializes in providing advisory services to the financial institutions industry.

Mr. Musso has a broad background in capital markets, bank valuations, enhancing franchise value, corporate finance, mergers and acquisitions, asset/liability management, strategic planning, market feasibility and differentiation, branch acquisition and sales, branch profitability, financial modeling and analysis, balance sheet restructuring, product and segment profitability, business development and project management. Besides his consulting experience, he has solid industry experience, having worked for two multi billion asset, east coast financial institutions.

Mr. Musso has provided expert testimony on financial institutions matters for the Federal Bankruptcy Court, the Office of Thrift Supervision and the United States Attorney's Office.

He is a frequent speaker on Financial Institution related topics and has assisted trade groups in various activities. Mr. Musso is also on the faculty of Stonier Graduate School of Banking, teaching Strategic Planning and Mergers and Acquisitions.

Prior to establishing FinPro, Donald had direct industry experience having managed the Corporate Planning and Mergers and Acquisitions departments for Meritor Financial Group, a $20 billion institution in Philadelphia. Before that, he had responsibility for the banking, thrift and real estate consulting practice in the State of New Jersey for Deloitte Haskins & Sells. Donald began his career with Goldome Savings Bank.

Donald has a B.S. in Finance from Villanova University and a M.B.A. in Finance from Fairleigh Dickinson University.



DONALD J. MUSSO

PRESIDENT

Exhibit 2
Clifton Savings Bank, S.L.A.
Statements of Financial Condition

ASSETS	September 30, 2003	March 31, 2003	March 31, 2002
Cash and due from banks	$ 14,918,760	$ 11,256,351	$ 6,744,364
Interest-bearing deposits in other banks	40,110,129	63,994,712	22,533,656
Federal funds sold	1,000,000	1,000,000	25,750,000
Total cash and cash equivalents	56,028,889	76,251,063	55,028,020
Securities available for sale:			
Investment	-	5,011,200	1,014,060
Mortgage-backed	204,429	264,306	376,899
Securities held to maturity:			
Investment	136,868,714	120,862,150	110,255,208
Mortgage-backed	199,790,598	145,223,848	113,868,766
Loans receivable			
loans receivable	201,302,999	215,159,332	251,360,891
allowance for loan losses	840,000	940,000	940,000
net loans	200,462,999	214,219,332	251,020,891
Premises and equipment	7,754,480	6,536,424	5,177,756
Federal Home Loan Bank of New York stock, at cost	3,639,400	3,382,900	3,382,900
Interest receivable	2,817,319	3,010,902	3,193,203
Other assets	2,543,123	1,292,506	599,407
Total assets	$ 610,109,951	$ 576,054,631	$ 543,917,110
LIABILITIES AND RETAINED EARNINGS			
Liabilities			
Deposits	$ 530,371,588	$ 497,495,227	$ 471,317,824
Advance payments by borrowers for taxes and insurance	2,383,497	2,671,468	2,856,487
Other liabilities and accrued expenses	2,301,109	2,868,312	1,938,533
Total liabilities	535,056,194	503,035,007	476,112,844
Commitments and contingencies	-	-	-
Retained earnings			
Retained earnings, substantially restricted	75,045,671	73,001,777	67,781,202
Accumulated other comprehensive income	8,086	17,847	23,064
Total retained earnings	75,053,757	73,019,624	67,804,266
Total liabilities and retained earnings	$ 610,109,951	$ 576,054,631	$ 543,917,110

Exhibit 3
Clifton Savings Bank, S.L.A.
Statements of Income

	Six months ended September 30, 2003	Six months ended September 30, 2002	Year Ended March 31, 2003	Year Ended March 31, 2002	Year Ended March 31, 2001
Interest income:					
Loans	$ 6,192,589	$ 8,584,182	$ 15,951,620	$ 16,951,158	$ 16,109,534
Mortgage-backed securities	4,022,794	3,308,661	6,918,176	7,292,993	7,634,635
Investment securities	2,310,484	2,826,447	5,612,364	5,768,489	6,912,243
Other interest-earning assets	281,343	406,394	770,538	1,277,695	1,780,361
Total interest income	12,807,210	15,125,684	29,252,698	31,290,335	32,436,773
Interest expense:					
Deposits:	226,556	287,664	563,117	619,552	731,075
Savings	920,491	1,335,629	2,532,805	2,639,228	2,765,224
Time	4,785,295	6,335,454	11,760,192	15,877,280	16,740,969
Total interest expense	5,932,342	7,958,747	14,856,114	19,136,060	20,237,268
Net interest income	6,874,868	7,166,937	14,396,584	12,154,275	12,199,505
Provision for loan losses	(100,000)	-	-	55,000	100,000
Net interest income after provision for loan losses	6,974,868	7,166,937	14,396,584	12,099,275	12,099,505
Noninterest income:					
Fees and service charges	121,256	113,050	230,607	244,953	243,397
Trading account (loss) income	-	-	-	(17,147)	65,390
Miscellaneous	27,192	30,671	65,629	55,917	51,213
Total noninterest income	148,448	143,721	296,236	283,723	360,000
Noninterest expense:					
Salaries and employee benefits	1,917,383	1,448,797	2,969,126	2,760,245	2,711,911
Net occupancy expense of premises	349,690	261,816	582,307	547,809	531,443
Equipment	390,526	395,111	755,897	767,591	734,122
Directors compensation	239,713	187,281	408,088	296,748	275,813
Advertising	202,387	97,070	252,629	183,411	164,537
Federal insurance premium	39,408	40,428	80,595	80,618	85,082
Miscellaneous	582,315	429,738	877,426	841,277	983,159
Total noninterest expenses	3,721,422	2,860,241	5,926,068	5,477,699	5,486,067
Income before income taxes	3,401,894	4,450,417	8,766,752	6,905,299	6,973,438
Income taxes	1,358,000	1,819,152	3,546,177	2,476,314	2,525,474
Net income	$ 2,043,894	$ 2,631,265	$ 5,220,575	$ 4,428,985	$ 4,447,964

Exhibit 4
Clifton Savings Bank, S.L.A.
OTS Docket # : 01997
Reconciliation of the TFR Schedule SO and the Audited Income Statement
For the Twelve Months Ended September 30, 2003

Description		Net Income ($ in 000's)
12/31/02 TFR SO net income	$	1,318
03/31/03 TFR SO net income		1,272
06/30/03 TFR SO net income		1,087
09/30/03 TFR SO net income		957
Net income for 12 months ended 9/30/03	$	4,634
Financial Statements:		
Net income for 12 Months ended 9/30/03	$	4,634
Variance	$	-

Exhibit 5
Clifton Savings Bank, S.L.A.
Statements of Retained Earnings

	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance - March 31, 2000	$ 58,904,253	$ (895,283)	$ 58,008,970
Net income	4,447,964	-	4,447,964
Other comprehensive income:			
Unrealized gain on securities available for sale, net of income taxes $555, 019	-	945,031	945,031
Comprehensive income			5,392,995
Balance - March 31, 2001	63,352,217	49,748	63,401,965
Net income	4,428,985	-	4,428,985
Other comprehensive income:			
Unrealized gain on securities available for sale, net of income taxes $15, 672	-	(26,684)	(26,684)
Comprehensive income			4,402,301
Balance - March 31, 2002	67,781,202	23,064	67,804,266
Net income	5,220,575	-	5,220,575
Other comprehensive income:			
Unrealized gain on securities available for sale, net of income taxes $1,647	-	(5,217)	(5,217)
Comprehensive income			5,215,358
Balance - March 31, 2003	$ 73,001,777	$ 17,847	$ 73,019,624
Net Income (unaudited)	2,043,894	-	2,043,894
Other comprehensive income:			
Unrealized loss on securities available for sale, net of income taxes $6,508 (unaudited)	-	(9,761)	(9,761)
Comprehensive income			2,034,133
Balance - September 30, 2003 (unaudited)	$ 75,045,671	$ 8,086	$ 75,053,757

Exhibit 6
Clifton Savings Bank, S.L.A.
Statements of Cash Flows

	Three Months Ended September 30,		Year Ended March 31,		
	2003	2002	2003	2002	2002
Cash flows from operating activities					
Net income	$ 2,043,894	$ 2,631,265	$ 5,220,575	$ 4,428,985	$ 4,447,964
Adjustments to reconcile net income to net cash provided by operating activities:					
Depreciation and amortization of premises and equipment	200,329	187,275	349,509	394,730	372,244
Amortization of premiums, accretion of discounts and fees, net	158,418	(29,193)	9,000	(94,823)	(162,612)
Loss on disposal of premises and equipment	-	-	354	-	115,491
Unrealized (gain) on trading account securities	-	-	-	-	(81,400)
Loss on sale of trading account securities	-	-	-	-	16,010
Proceeds from sales of trading account securities	-	-	-	-	10,677,077
Loss on call of trading account securities	-	-	-	17,147	-
Proceeds from calls of trading account securities	-	-	-	997,703	-
Provision for loan losses	(100,000)	-	-	55,000	100,000
Gain on sale of foreclosed real estate	-	-	(3,446)	(320)	(22,099)
(Increase) decrease in interest receivable	193,583	(233,162)	182,301	(127,176)	297,933
Deferred income taxes	(185,878)	(23,848)	(299,659)	(213,373)	(196,204)
(Increase) in other assets	(1,058,231)	(152,784)	(391,793)	(32,894)	(36,471)
(Decrease) increase in accrued interest payable on deposits	(4,234)	(4,968)	(15,290)	(34,446)	5,235
Increase in other liabilities	(562,969)	(184,677)	945,069	29,751	179,862
Net cash provided by operating activities	684,912	2,189,908	5,996,620	5,420,284	15,713,030
Cash flows from investing activities					
Proceeds from calls, maturities, and repayments of investment securities:					
Available for sale	5,000,000	1,000,000	6,000,000	########## ##	########## ##
Held to maturity	64,000,000	28,241,298	########## ##	########## ##	########## ##
Purchases of mortgage-backed securities held to maturity	(103,154,839)	-	(78,529,142)	(46,872,817)	(4,943,838)
Purchases of investment securities:					
Held to maturity	(80,000,000)	(60,000,000)	(102,998,437)	(112,842,599)	(36,000,000)
Available for sale	-	(5,000,000)	(10,000,000)	-	-
Proceeds from principal repayments of mortgage-backed securities:					
Held to maturity	55,176	58,029	109,371	125,258	2,692,261
Available for sale	48,506,550	15,807,021	47,114,075	38,154,554	25,679,359
Net change in loans receivable	13,772,522	9,816,492	36,774,569	(22,002,231)	(26,443,854)
Additions to foreclosed real estate	-	-	-	(4,695)	-
Proceeds from sales of foreclosed real estate	-	-	66,278	172,954	138,115
Purchases of premises and equipment	(1,418,385)	(613,516)	(1,708,531)	(334,624)	(873,773)
Purchase of Federal Home Loan Bank of New York stock	(256,500)	-	-	(57,400)	(107,100)
Net cash (used in) provided by investing activities	(53,495,476)	(10,690,676)	(10,765,961)	(39,735,233)	8,973,550
Cash flows from financing activities					
Net increase in deposits	32,876,361	9,918,168	26,177,403	45,163,284	5,713,325
(Decrease) increase in advance payments by borrowers for taxes and insurance	(287,971)	(62,864)	(185,019)	216,225	180,460
Net cash provided by financing activities	32,588,390	9,855,304	25,992,384	45,379,509	5,893,785
Net increase in cash and cash equivalents	(20,222,174)	1,354,536	21,223,043	11,064,560	30,580,365
Cash and cash equivalents - beginning	76,251,063	55,028,020	55,028,020	43,963,460	13,383,095
Cash and cash equivalents - ending	56,028,889	56,382,556	76,251,063	55,028,020	43,963,460
Supplemental disclosure cash flow information					
Cash paid during the period for:					
Interest on deposits	5,936,576	7,963,715	14,871,404	19,170,506	20,232,033
Income taxes	2,555,000	2,223,377	3,669,899	2,640,757	2,707,230
Transfer of loans receivable to foreclosed real estate	-	62,832	62,832	-	283,955

Exhibit 7

Selected Financial Data

		Corporate						Key Financial Data for the Most Recent Quarter						
Ticker	Short Name	Exchange	City	State	Number of Offices	IPO Date	Conversion Type	Total Assets ($000)	Loans/ Deposits (%)	Loans/ Assets (%)	Securities/ Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)	IEA/ IBL (%)
	Comparable Thrift Data													
BCSB	BCSB Bankcorp, Inc. (MHC)	NASDAQ	Baltimore	MD	16	07/08/1998	Mutual Holding Co	639,744	68.58	58.69	35.11	85.58	3.72	103.59
ALLB	Greater Delaware Valley Savings Bank (MHC)	NASDAQ	Broomall	PA	8	03/03/1995	Mutual Holding Co	376,682	73.32	53.95	31.90	73.58	16.30	111.04
GCBC	Greene County Bancorp Inc. (MHC)	NASDAQ	Catskill	NY	6	12/30/1998	Mutual Holding Co	259,422	61.24	52.20	38.20	85.23	3.08	107.76
ONFC	Oneida Financial Corp. (MHC)	NASDAQ	Oneida	NY	9	12/30/1998	Mutual Holding Co	424,870	63.73	46.38	38.12	72.78	15.06	114.70
PRTR	Partners Trust Financial Group, Inc. (MHC)	NASDAQ	Utica	NY	17	04/04/2002	Mutual Holding Co	1,285,114	99.08	62.99	27.99	63.58	21.28	117.12
PBHC	Pathfinder Bancorp, Inc. (MHC)	NASDAQ	Oswego	NY	6	11/16/1995	Mutual Holding Co	287,478	91.58	67.56	21.80	73.78	17.41	104.01
ROME	Rome Bancorp, Inc. (MHC)	NASDAQ	Rome	NY	4	10/06/1999	Mutual Holding Co	267,773	98.96	75.93	13.21	76.73	8.00	120.72
WFD	Westfield Financial Inc. (MHC)	AMEX	Westfield	MA	10	12/28/2001	Mutual Holding Co	816,177	53.61	42.90	45.77	80.03	4.18	123.89
	Average							544,658	76.26	57.58	31.51	76.41	11.13	112.85
	Median							400,776	70.95	56.32	33.51	75.26	11.53	112.87
	Maximum							1,285,114	99.08	75.93	45.77	85.58	21.28	123.89
	Minimum							259,422	53.61	42.90	13.21	63.58	3.08	103.59
TBD	Clifton Savings Bancorp, Inc.	NASDAQ	Clifton	NJ	10		Mutual Holding Co	610,110	37.96	32.86	55.21	86.93	-	110.92
	Variance to the Comparable Median							209,334	(32.99)	(23.46)	21.71	11.68	(11.53)	(1.95)

Exhibit 7

Selected Financial Data

Ticker	Short Name	Capital for the Most Recent Quarter: Equity/ Assets (%)	Tangible Equity/ Tang Assets (%)	Intangible Assets/ Equity (%)	Core Capital/ Tangible Assets (%)	Equity + Reserves/ Assets (%)	Asset Quality for the Most Recent Quarter: NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs + 90 (%)	Profitability for the LTM: Return on Avg Assets (%)	Return on Avg Equity (%)
	Comparable Thrift Data													
BCSB	BCSB Bankcorp, Inc. (MHC)	7.20	6.80	5.93	7.44	7.54	0.09	621.84	0.11	1.48	0.58	318.24	0.33	4.36
ALLB	Greater Delaware Valley Savings Bank (MHC)	9.25	9.25	-	9.03	9.97	2.85	46.73	2.38	25.77	1.33	27.75	0.36	3.90
GCBC	Greene County Bancorp Inc. (MHC)	11.13	11.13	-	8.83	11.60	0.17	545.09	0.09	0.78	0.90	545.09	0.92	7.94
ONFC	Oneida Financial Corp. (MHC)	11.49	8.85	25.21	7.67	11.99	0.15	745.14	0.11	0.93	1.09	472.69	0.84	7.27
PRTR	Partners Trust Financial Group, Inc. (MHC)	13.47	10.85	21.84	10.63	14.22	0.74	158.75	0.68	5.05	1.18	104.98	1.03	7.49
PBHC	Pathfinder Bancorp, Inc. (MHC)	7.44	5.88	22.20	NA	8.03	1.24	70.83	0.96	12.92	0.88	61.55	0.44	5.70
ROME	Rome Bancorp, Inc. (MHC)	13.61	13.61	-	14.56	14.22	0.29	283.22	0.22	1.60	0.81	194.36	0.73	5.17
WFD	Westfield Financial Inc. (MHC)	15.22	15.22	-	15.12	15.77	0.55	230.38	0.24	1.56	1.28	230.38	0.35	2.27
	Average	11.10	10.20	9.40	10.47	11.67	0.76	337.75	0.60	6.26	1.01	244.38	0.63	5.51
	Median	11.31	10.05	2.97	9.03	11.80	0.42	256.80	0.23	1.58	1.00	212.37	0.59	5.44
	Maximum	15.22	15.22	25.21	15.12	15.77	2.85	745.14	2.38	25.77	1.33	545.09	1.03	7.94
	Minimum	7.20	5.88	-	7.44	7.54	0.09	46.73	0.09	0.78	0.58	27.75	0.33	2.27
TBD	Clifton Savings Bancorp, Inc.	12.30	12.30	-	12.30	12.44	0.02	2,210.53	0.01	0.05	0.42	2,210.53	0.69	5.52
	Variance to the Comparable Median	0.99	2.25	(2.97)	3.27	0.64	(0.40)	1,953.73	(0.22)	(1.53)	(0.58)	1,998.16	0.11	0.08

Exhibit 7
Selected Financial Data

Ticker	Short Name	Yield on Ave Earn Assets (%)	Cost of Funds (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)	Asset Growth Rate (%)	Loan Growth Rate (%)	Deposit Growth Rate (%)	Market Value ($)	Price Per Share ($)	Price High ($)	Price Low ($)	Publicly Reported Book Value ($)	Tangible Publicly Rep Book Value ($)
		Income Statement for the LTM								Balance Sheet Growth as of the LTM			Market Data					
	Comparable Thrift Data																	
BCSB	BCSB Bankcorp, Inc. (MHC)	6.07	3.02	3.05	3.16	0.23	2.49	77.03	75.25	43.32	33.43	46.99	104.85	17.85	18.20	16.16	7.84	7.37
ALLB	Greater Delaware Valley Savings Bank (MHC)	5.67	2.75	2.92	3.20	0.32	2.61	77.89	75.59	0.23	6.63	0.58	103.24	30.00	30.72	22.35	10.13	10.13
GCBC	Greene County Bancorp Inc. (MHC)	5.56	1.87	3.69	3.83	1.04	3.24	69.52	60.76	12.78	2.91	15.09	67.52	33.06	33.43	26.94	14.44	14.44
ONFC	Oneida Financial Corp. (MHC)	5.78	2.71	3.07	3.42	2.29	4.19	78.62	62.30	0.79	1.08	4.25	120.70	24.44	25.75	21.02	9.88	7.39
PRTR	Partners Trust Financial Group, Inc. (MHC)	6.06	2.47	3.59	3.95	0.82	2.65	58.04	48.50	26.54	32.73	41.25	407.56	28.72	28.76	21.00	12.19	9.53
PBHC	Pathfinder Bancorp, Inc. (MHC)	6.15	2.59	3.56	3.66	0.70	3.20	79.16	74.76	11.35	12.30	17.95	43.55	17.90	17.90	16.20	8.79	6.84
ROME	Rome Bancorp, Inc. (MHC)	6.38	1.90	4.48	4.80	0.47	3.26	66.86	63.32	6.55	11.86	4.65	121.69	28.50	28.70	24.05	8.52	8.52
WFD	Westfield Financial Inc. (MHC)	4.84	2.44	2.40	2.87	0.27	2.15	71.35	68.52	2.61	(10.42)	0.02	253.12	24.06	25.04	20.75	12.45	12.45
	Average	5.81	2.47	3.35	3.61	0.77	2.97	72.31	66.13	13.02	11.32	16.35	152.78	25.57	26.06	21.06	10.53	9.58
	Median	5.92	2.53	3.32	3.54	0.59	2.93	74.19	65.92	8.95	9.25	9.87	112.78	26.47	27.23	21.01	10.01	9.03
	Maximum	6.38	3.02	4.48	4.80	2.29	4.19	79.16	75.59	43.32	33.43	46.99	407.56	33.06	33.43	26.94	14.44	14.44
	Minimum	4.84	1.87	2.40	2.87	0.23	2.15	58.04	48.50	0.23	(10.42)	0.02	43.55	17.85	17.90	16.16	7.84	6.84
TBD	Clifton Savings Bancorp, Inc.	4.53	2.33	2.20	2.43	0.05	1.27	52.98	51.97	11.82	(12.84)	13.22	200.70	NA	NA	NA	NA	NA
	Variance to the Comparable Median	(1.39)	(0.20)	(1.12)	(1.11)	(0.53)	(1.66)	(21.21)	(13.95)	2.87	(22.09)	3.35	87.93	NA	NA	NA	NA	NA

Exhibit 7
Selected Financial Data

		Dividends		Current GAAP Pricing Data as of 11/28/03							Productivity
Ticker	Short Name	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)	Price/ Earnings (x)	Price/ Core Earnings (x)	Price/ LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Publicly Rep Book Value (%)	Price/ Tang Publicly Rep Book Value (%)	Price/ Assets (%)	Full Time Equivalent Employees LTM
	Comparable Thrift Data										
BCSB	BCSB Bankcorp, Inc. (MHC)	2.80	NA	NM	NA	52.50	NA	227.68	242.20	16.39	NA
ALLB	Greater Delaware Valley Savings Bank (MHC)	1.20	90.00	46.88	46.88	75.00	75.00	296.15	296.15	27.41	80
GCBC	Greene County Bancorp Inc. (MHC)	2.18	63.64	25.05	25.05	30.05	30.33	228.95	228.95	26.02	81
ONFC	Oneida Financial Corp. (MHC)	2.29	78.57	40.73	43.64	34.91	37.60	247.37	330.72	29.30	154
PRTR	Partners Trust Financial Group, Inc. (MHC)	1.39	31.52	27.62	27.62	31.22	28.72	235.60	301.36	31.74	321
PBHC	Pathfinder Bancorp, Inc. (MHC)	2.23	54.90	31.96	31.96	35.10	36.53	203.64	261.70	15.15	NA
ROME	Rome Bancorp, Inc. (MHC)	1.03	60.85	NM	71.25	61.96	50.00	334.51	334.51	45.52	NA
WFD	Westfield Financial Inc. (MHC)	0.83	55.56	60.15	60.15	89.11	75.19	193.25	193.25	31.01	142
	Average	1.74	62.15	38.73	43.79	51.23	47.62	245.89	273.61	27.82	156
	Median	1.79	60.85	36.35	43.64	43.80	37.60	232.28	278.93	28.36	142
	Maximum	2.80	90.00	60.15	71.25	89.11	75.19	334.51	334.51	45.52	321
	Minimum	0.83	31.52	25.05	25.05	30.05	28.72	193.25	193.25	15.15	80
TBD	Clifton Savings Bancorp, Inc.	NA	NA	NA	NA	NA	NA	NA	NA	NA	70
	Variance to the Comparable Median	NA	NA	NA	NA	NM	NM	NA	NA	NA	(72)

Exhibit 7

Selected Financial Data

		Income							
Ticker	Short Name	Net Income MRQ	Core Income MRQ	Core EPS MRQ	EPS MRQ	Net Income LTM	Core Income LTM	Core EPS LTM	EPS LTM
	Comparable Thrift Data								
BCSB	BCSB Bankcorp, Inc. (MHC)	22	-40	0.00	NA	1,962	1,763	0.34	NA
ALLB	Greater Delaware Valley Savings Bank (MHC)	534	534	0.16	0.16	1,365	1,365	0.40	0.40
GCBC	Greene County Bancorp Inc. (MHC)	687	687	0.33	0.33	2,250	2,236	1.10	1.09
ONFC	Oneida Financial Corp. (MHC)	751	724	0.15	0.14	3,540	3,272	0.70	0.65
PRTR	Partners Trust Financial Group, Inc. (MHC)	3,615	3,615	0.26	0.26	12,735	13,869	0.92	1.00
PBHC	Pathfinder Bancorp, Inc. (MHC)	333	332	0.14	0.14	1,232	1,202	0.51	0.49
ROME	Rome Bancorp, Inc. (MHC)	-55	561	-0.01	0.10	1,881	2,497	0.46	0.57
WFD	Westfield Financial Inc. (MHC)	1,051	1,006	0.10	0.10	2,836	3,273	0.27	0.32
	Average	867	927	0.14	0.18	3,475	3,685	0.59	0.65
	Median	611	624	0.15	0.14	2,106	2,367	0.49	0.57
	Maximum	3,615	3,615	0.33	0.33	12,735	13,869	1.10	1.09
	Minimum	(55)	(40)	(0.01)	0.10	1,232	1,202	0.27	0.32
TBD	Clifton Savings Bancorp, Inc.	NA	NA	NA	NA	NA	NA	NA	NA
	Variance to the Comparable Median	NM	NM	NM	NM	NM	NM	NM	NM

Exhibit 8
Industry Fully Converted Multiples
Pricing Data as of November 28, 2003

		Current	Current	Current Price in Relation to					Current	LTM
		Stock	Market				Tangible		Dividend	Dividend
		Price	Value	LTM EPS	LTM Core EPS	Book Value	Book Value	Assets	Yield	Payout Ratio
Ticker	Short Name	($)	($M)	(x)	(x)	(%)	(%)	(%)	(%)	(%)
AABC	Access Anytime Bancorp, Inc.	13.41	18.13	12.19	12.19	119.73	133.97	8.97	0.00	0.00
ABBK	Abington Bancorp, Inc.	38.16	149.70	44.37	50.21	262.45	318.00	18.12	1.15	51.16
ABCW	Anchor BanCorp Wisconsin Inc.	25.47	589.39	11.74	11.96	201.18	217.14	16.09	1.73	18.43
AF	Astoria Financial Corporation	37.38	2,967.85	14.43	15.32	196.32	225.59	13.49	2.35	32.43
AFBC	Advance Financial Bancorp	28.64	26.70	12.73	12.73	130.00	188.42	8.17	2.09	24.00
ALFC	Atlantic Liberty Financial Corp	19.49	33.35	NA	NA	128.90	128.90	20.96	1.03	NA
AMFC	AMB Financial Corp.	15.10	14.34	13.25	13.36	117.69	117.69	9.65	1.32	17.02
ANE	Alliance Bancorp of New England, Inc.	39.70	107.05	45.11	32.28	356.05	356.69	25.10	0.76	34.09
ASBI	Ameriana Bancorp	15.00	47.22	NM	NM	121.07	123.36	11.74	4.27	NM
ASBP	ASB Financial Corp.	24.00	39.73	18.90	20.17	242.91	242.91	25.98	2.33	121.26
BBX	BankAtlantic Bancorp, Inc.	18.97	1,026.46	17.25	16.35	217.55	263.11	21.51	0.70	11.45
BFD	BostonFed Bancorp, Inc.	32.35	144.86	57.77	57.77	155.30	175.72	8.83	1.98	114.29
BHL	Berkshire Hills Bancorp, Inc.	33.85	199.00	102.58	NM	165.44	180.92	17.04	1.42	145.45
BKUNA	BankUnited Financial Corporation	25.47	742.17	18.73	NA	171.17	182.84	10.58	0.00	0.00
BRBI	Blue River Bancshares, Inc.	5.63	13.55	NM	NM	113.05	113.05	12.27	0.00	NM
BYFC	Broadway Financial Corporation	13.93	25.51	19.08	19.08	155.99	155.99	11.51	1.08	23.97
CAFI	Camco Financial Corporation	17.69	130.56	15.38	16.38	139.18	143.70	12.49	3.28	48.70
CASH	First Midwest Financial, Inc.	22.11	55.14	16.26	17.55	128.17	139.14	7.14	2.35	38.24
CBSA	Coastal Bancorp, Inc.	35.00	183.23	13.11	16.67	142.92	170.82	6.87	1.71	19.10
CCBI	Commercial Capital Bancorp Inc.	20.09	450.73	NA	NA	468.30	541.51	31.04	0.00	NA
CEBK	Central Bancorp, Inc.	35.82	59.64	21.45	21.58	140.03	147.77	12.45	1.34	28.74
CFB	Commercial Federal Corporation	27.00	1,144.30	12.80	17.42	150.33	197.22	9.15	1.85	18.01
CFCP	Coastal Financial Corporation	16.95	219.02	20.42	20.93	297.37	297.37	18.54	1.30	24.16
CFF	Centrue Financial Corporation	29.45	76.49	37.76	44.62	174.88	200.07	10.78	1.02	38.46
CFFC	Community Financial Corporation	18.91	39.24	12.44	13.04	142.72	142.93	12.71	2.12	24.34
CFSB	Citizens First Financial Corp.	27.25	40.73	20.80	20.80	122.86	122.86	11.59	1.47	30.53
CFSL	Chesterfield Financial Corp.	23.49	91.13	33.08	33.08	123.76	124.55	24.71	1.36	35.21
CIBI	Community Investors Bancorp, Inc.	13.85	15.00	14.43	14.43	114.84	114.84	12.25	2.45	33.85
CITZ	CFS Bancorp, Inc.	14.27	173.68	40.77	52.85	112.63	112.63	11.73	3.08	122.86
CKFB	CKF Bancorp, Inc.	31.58	23.24	15.33	15.33	155.41	168.15	15.80	3.04	42.72
CNY	Carver Bancorp, Inc.	22.91	52.34	12.94	13.02	131.21	131.44	10.02	0.87	8.47
CTZN	Citizens First Bancorp, Inc.	23.42	199.51	14.46	NA	128.89	128.89	18.74	1.54	20.37
DCOM	Dime Community Bancshares, Inc.	30.75	787.36	14.17	14.04	275.54	344.73	25.24	2.21	26.27
DFBS	DutchFork Bancshares, Inc.	43.00	48.73	13.44	36.75	155.68	155.68	22.87	0.00	0.00
DSL	Downey Financial Corp.	48.30	1,348.96	11.45	11.56	150.84	151.36	12.09	0.75	8.53
EFC	EFC Bancorp, Inc.	22.56	103.31	14.37	15.56	134.93	134.93	11.72	2.57	35.99
ESBF	ESB Financial Corporation	16.25	175.32	20.83	24.25	180.16	195.55	12.91	2.46	47.00
ESBK	Elmira Savings Bank, FSB	30.49	31.66	13.09	14.25	145.96	150.05	10.87	2.49	30.00
EVRT	EverTrust Financial Group, Inc.	30.30	144.92	22.78	22.44	155.78	155.78	19.95	2.18	37.97
FAB	FIRSTFED AMERICA BANCORP, INC.	26.06	448.90	17.73	20.85	223.50	304.08	17.87	2.00	26.87
FBC	Flagstar Bancorp, Inc.	22.13	1,337.84	5.62	5.63	215.69	215.69	12.19	2.71	9.64
FBEI	First Bancorp of Indiana, Inc.	20.62	33.17	21.71	22.41	111.46	119.81	17.28	2.62	52.63
FBNW	FirstBank NW Corp.	30.55	85.45	13.76	13.76	126.24	126.24	12.38	1.96	27.03
FBSI	First Bancshares, Inc.	20.36	33.60	14.86	14.97	124.45	126.93	12.37	0.79	11.68
FBTC	First BancTrust Corporation	24.95	31.45	15.03	15.69	122.18	122.18	14.01	1.60	18.07
FCB	Falmouth Bancorp, Inc.	28.98	26.48	45.28	23.00	149.23	149.23	15.94	1.79	81.25
FCFL	First Community Bank Corporation of Am	15.50	30.89	NA	NA	156.09	159.63	17.81	0.00	NA
FDT	Federal Trust Corporation	7.90	52.07	19.75	21.94	198.99	198.99	11.85	1.01	7.50
FED	FirstFed Financial Corp.	47.00	799.60	12.81	12.81	190.21	193.81	17.70	0.00	0.00
FESX	First Essex Bancorp, Inc.	56.81	442.92	22.63	21.93	290.74	320.78	25.37	1.69	38.25
FFBH	First Federal Bancshares of Arkansas, In	38.75	103.23	13.50	13.50	140.35	140.35	14.84	1.86	22.30

Exhibit 8
Industry Fully Converted Multiples
Pricing Data as of November 28, 2003

		Current	Current	Current Price in Relation to					Current	LTM
		Stock	Market				Tangible		Dividend	Dividend
		Price	Value	LTM EPS	LTM Core EPS	Book Value	Book Value	Assets	Yield	Payout Ratio
Ticker	Short Name	($)	($M)	(x)	(x)	(%)	(%)	(%)	(%)	(%)
FFBI	First Federal Bancshares, Inc.	35.20	65.13	24.28	34.85	160.29	167.78	20.82	1.25	26.21
FFBZ	First Federal Bancorp, Inc.	9.00	29.35	16.67	15.00	136.57	136.57	12.51	2.67	40.74
FFCH	First Financial Holdings, Inc.	31.50	394.44	15.22	15.99	241.94	NA	16.98	2.79	36.72
FFDF	FFD Financial Corporation	15.07	18.31	18.38	18.38	107.72	107.72	13.39	2.79	48.78
FFED	Fidelity Federal Bancorp	1.55	14.91	NM	NA	111.51	111.51	9.50	0.00	NA
FFHH	FSF Financial Corp.	30.25	70.93	11.91	11.91	136.38	150.87	13.11	3.97	47.24
FFHS	First Franklin Corporation	17.85	29.29	15.66	20.28	123.02	123.02	10.66	1.79	26.75
FFIC	Flushing Financial Corporation	27.20	346.82	15.45	15.45	247.05	254.21	18.75	1.62	22.73
FFLC	FFLC Bancorp, Inc.	29.18	157.39	17.27	17.27	207.39	207.39	17.00	1.78	25.05
FFWC	FFW Corporation	22.45	29.01	12.76	12.83	127.20	132.92	12.12	2.85	34.66
FKAN	First Kansas Financial Corporation	18.60	16.89	NM	NM	104.21	104.21	11.08	1.08	NM
FKFS	First Keystone Financial, Inc.	27.45	52.85	20.33	23.07	163.39	163.39	9.87	1.60	28.26
FKKY	Frankfort First Bancorp, Inc.	20.50	25.86	22.28	22.28	144.06	144.06	18.58	5.46	121.74
FMCO	FMS Financial Corporation	19.63	127.32	22.56	23.09	209.50	213.60	10.65	0.61	13.79
FMSB	First Mutual Bancshares, Inc.	24.89	117.44	14.82	15.85	240.02	240.02	14.01	1.12	15.90
FNFI	First Niles Financial, Inc.	17.02	23.63	21.82	24.67	147.23	147.23	23.88	3.53	71.79
FPFC	First Place Financial Corp.	18.31	243.26	12.99	13.56	132.30	151.32	14.52	3.06	36.52
FPTB	First PacTrust Bancorp, Inc.	21.75	114.04	29.00	28.25	120.30	120.30	18.59	1.47	24.00
FSBI	Fidelity Bancorp, Inc.	24.45	59.26	16.30	18.11	147.47	158.97	9.60	1.96	30.55
FSFF	First SecurityFed Financial, Inc.	30.79	121.70	13.81	13.81	137.08	137.21	24.79	2.21	26.46
FTFC	First Federal Capital Corp	23.36	522.96	12.63	12.63	204.73	253.36	15.46	2.40	29.19
GAF	GA Financial, Inc.	28.74	144.42	19.96	22.99	150.95	151.02	16.17	2.78	54.17
GAFC	Greater Atlantic Financial Corp.	7.93	23.88	13.22	13.44	104.07	110.29	4.78	0.00	0.00
GCFC	Central Federal Corporation	15.05	30.25	NM	NM	144.02	144.02	28.23	2.39	NM
GDW	Golden West Financial Corporation	100.96	15,338.57	14.72	15.48	272.13	272.13	20.14	0.40	4.96
GPT	GreenPoint Financial Corporation	33.98	4,531.26	8.87	9.04	223.99	285.07	19.97	2.83	21.50
GSLA	GS Financial Corp.	19.19	25.04	39.16	NM	85.40	85.40	11.97	2.08	79.59
GTPS	Great American Bancorp, Inc.	34.75	26.32	17.55	17.55	149.14	153.35	16.12	1.27	22.22
GUPB	GFSB Bancorp, Inc.	19.75	22.64	15.19	15.19	127.09	127.09	9.36	2.23	41.54
HARL	Harleysville Savings Financial Corporatic	29.30	66.42	14.80	15.26	162.68	162.68	10.17	2.73	33.33
HCBB	HCB Bancshares, Inc.	18.78	27.24	62.60	40.83	100.54	100.54	11.22	1.92	120.00
HCBC	High Country Bancorp, Inc.	30.27	27.08	14.21	14.21	149.33	149.33	14.10	1.65	35.21
HCFC	Home City Financial Corporation	17.27	13.55	20.81	21.32	115.91	119.19	9.03	2.55	53.01
HFBC	HopFed Bancorp, Inc.	17.66	64.11	18.40	21.28	136.06	155.18	12.29	2.72	47.92
HFFB	Harrodsburg First Financial Bancorp, Inc	22.17	27.12	24.91	27.04	132.44	136.51	15.73	2.71	67.42
HFFC	HF Financial Corp.	18.01	58.72	12.59	12.59	116.27	128.92	7.49	2.61	32.34
HIFS	Hingham Institution for Savings	41.50	86.20	15.43	17.22	214.02	214.02	18.13	1.73	32.71
HLFC	Home Loan Financial Corporation	20.00	33.47	16.00	16.13	152.32	152.32	22.07	3.60	60.00
HMLK	Hemlock Federal Financial Corp.	29.35	28.57	16.31	22.58	121.53	129.35	8.92	2.32	35.00
HMNF	HMN Financial, Inc.	24.64	110.78	12.90	14.49	138.97	146.84	13.68	3.25	38.74
HRBT	Hudson River Bancorp, Inc.	34.76	526.78	16.71	16.71	181.42	246.52	20.93	1.73	25.48
HRZB	Horizon Financial Corp.	17.69	185.30	14.62	14.62	171.75	172.59	22.68	2.71	38.84
HTHR	Hawthorne Financial Corporation	26.87	310.48	12.62	NA	175.51	202.95	12.10	0.00	0.00
HWEN	Home Financial Bancorp	5.97	8.10	22.96	17.06	118.92	118.92	13.09	2.01	46.15
HWFG	Harrington West Financial Group, Inc.	16.50	71.58	NA	NA	154.64	174.05	7.95	2.42	NA
ICBC	Independence Community Bank Corp.	37.26	2,027.11	15.09	NA	212.91	264.63	22.63	2.15	25.10
IFSB	Independence Federal Savings Bank	20.27	31.47	NM	NM	144.27	144.27	14.47	0.00	NM
KFBI	Klamath First Bancorp, Inc.	25.70	179.45	71.39	36.71	143.90	206.92	11.67	2.02	144.44
KNBT	KNBT Bancorp, Inc.	16.92	513.74	NA	NA	NA	NA	NA	0.00	NA
LARL	Laurel Capital Group, Inc.	20.35	38.19	17.39	17.39	139.48	162.93	12.49	3.93	65.81
LNCB	Lincoln Bancorp	18.95	83.57	20.82	20.16	106.58	109.66	14.44	2.53	52.75

Exhibit 8
Industry Fully Converted Multiples
Pricing Data as of November 28, 2003

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
LOGN	*Logansport Financial Corp.*	19.70	17.29	11.13	12.88	107.42	107.42	11.39	2.84	31.64
LSBI	LSB Financial Corp.	28.00	37.97	12.96	12.96	136.45	136.45	12.10	1.79	22.45
LSBX	LSB Corporation	17.49	73.82	29.15	29.15	139.25	139.25	17.25	2.74	78.33
MAFB	MAF Bancorp, Inc.	43.90	1,119.11	13.43	13.03	181.56	238.85	16.66	1.64	21.10
MASB	MASSBANK Corp.	40.34	177.15	22.29	22.54	160.33	161.94	17.43	2.28	50.28
MCBF	Monarch Community Bancorp, Inc.	15.92	38.26	NA	NA	102.78	102.78	18.35	1.26	NA
MFBC	MFB Corp.	31.54	40.61	17.52	17.72	118.57	118.57	9.48	1.40	24.17
MFLR	Mayflower Co-operative Bank	22.43	30.55	17.12	15.36	180.16	181.33	14.69	2.67	45.80
MFSF	MutualFirst Financial, Inc.	25.59	134.75	15.14	NA	139.84	141.15	16.56	1.72	24.26
MSBF	MSB Financial, Inc.	18.48	24.15	14.33	14.33	156.48	176.67	24.63	2.49	35.27
MTXC	Matrix Bancorp, Inc.	9.08	59.01	NM	22.15	86.39	86.39	3.68	0.00	NM
MYST	Mystic Financial, Inc.	27.55	42.50	24.17	25.51	150.46	150.46	9.70	1.45	31.32
NASB	NASB Financial, Inc.	41.00	345.71	13.99	14.09	281.98	284.33	30.78	1.66	21.84
NBN	Northeast Bancorp	20.25	50.98	13.97	16.07	141.41	145.06	11.08	1.78	22.07
NBSI	North Bancshares, Inc.	12.80	14.65	34.59	38.79	108.38	108.38	11.34	2.50	110.81
NDE	IndyMac Bancorp Inc.	29.60	1,646.07	10.24	10.21	171.40	177.67	13.63	2.70	12.11
NEIB	Northeast Indiana Bancorp, Inc.	20.54	30.25	14.78	14.88	111.57	111.57	13.66	2.73	37.41
NEPF	Northeast Pennsylvania Financial Corp.	19.50	81.41	NM	NM	145.63	186.42	9.15	2.46	NM
NHTB	New Hampshire Thrift Bancshares, Inc.	31.00	61.81	10.95	11.31	162.82	239.94	11.92	2.32	24.74
NMIL	NewMil Bancorp, Inc.	26.65	108.92	16.25	16.25	210.67	253.57	15.97	2.25	35.06
NTBK	NetBank, Inc.	13.11	627.12	12.14	14.10	146.64	164.08	12.37	0.61	5.56
NYB	New York Community Bancorp, Inc.	38.85	7,479.42	19.14	20.56	398.87	NM	41.52	2.57	38.30
OCFC	OceanFirst Financial Corp.	26.38	353.58	16.70	16.91	266.46	269.46	20.17	3.03	48.10
PBCI	Pamrapo Bancorp, Inc.	24.77	123.21	17.57	17.57	245.98	245.98	19.18	3.23	55.85
PBNC	PFS Bancorp, Inc.	20.70	30.51	35.08	34.50	114.75	114.75	25.94	1.45	46.61
PCBI	Peoples Community Bancorp, Inc.	22.00	55.48	NA	17.60	120.81	135.14	8.92	0.00	0.00
PEDE	Great Pee Dee Bancorp, Inc.	18.06	32.11	22.02	21.76	121.70	127.45	20.80	3.43	68.29
PFB	PFF Bancorp, Inc.	37.40	620.70	17.00	17.40	209.41	210.35	19.34	1.71	13.76
PFDC	Peoples Bancorp	23.80	81.54	14.51	14.69	128.51	134.84	16.27	2.86	39.02
PFED	Park Bancorp, Inc.	28.62	33.06	15.81	17.04	104.87	104.87	12.67	2.10	33.15
PFNC	Progress Financial Corporation	30.50	218.27	30.50	33.52	327.95	331.51	18.35	1.70	24.18
PFS	Provident Financial Services, Inc.	20.71	1,273.20	NA	NA	152.73	157.13	30.52	0.97	NA
PFSB	PennFed Financial Services, Inc.	32.10	220.78	17.83	16.63	181.87	186.09	12.40	1.25	22.22
PHFC	Pittsburgh Financial Corp.	19.73	28.11	41.10	NA	123.08	123.93	7.47	1.93	NA
PPBI	Pacific Premier Bancorp, Inc.	9.65	12.87	32.17	50.79	183.46	183.46	5.00	0.00	0.00
PROV	Provident Financial Holdings, Inc.	33.51	159.89	9.94	10.12	156.08	156.37	13.76	1.19	7.42
PSFC	Peoples-Sidney Financial Corporation	14.10	20.30	21.69	21.69	116.43	116.43	14.43	3.83	81.54
PVFC	PVF Capital Corp.	14.91	95.12	10.35	10.35	155.47	155.47	13.83	1.99	19.16
PVSA	Parkvale Financial Corporation	26.67	147.71	14.90	16.46	147.27	166.27	9.20	2.70	40.22
QCBC	Quaker City Bancorp, Inc.	42.23	264.63	12.24	12.24	188.78	189.29	16.24	1.89	5.80
RIVR	River Valley Bancorp	47.50	38.92	14.89	14.98	175.28	175.54	15.89	2.53	34.48
RPFG	Rainier Pacific Financial Group, Inc.	16.30	137.62	NA	NA	NA	NA	NA	0.00	NA
SBMC	Connecticut Bancshares, Inc.	51.63	567.79	18.05	19.86	221.11	248.10	22.08	1.39	24.48
SCFS	Seacoast Financial Services Corporation	27.45	706.53	22.88	21.79	184.48	270.18	15.78	1.89	40.00
SFFC	StateFed Financial Corporation	13.26	17.16	NM	NA	123.93	123.93	18.12	3.02	NA
SIB	Staten Island Bancorp, Inc.	22.65	1,331.30	15.30	15.00	212.28	232.55	17.62	2.47	35.81
SMBC	Southern Missouri Bancorp, Inc.	14.49	33.46	12.49	12.49	129.84	147.41	11.53	2.48	25.86
SOBI	Sobieski Bancorp, Inc.	12.49	8.46	NM	NM	104.00	104.00	7.13	2.72	NM
SOV	Sovereign Bancorp, Inc.	22.66	6,628.62	16.91	19.04	209.04	357.41	16.35	0.44	7.46
SRN	Southern Banc Company, Inc. (The)	16.41	15.78	19.54	23.44	84.46	84.50	14.24	2.13	41.67
SSFC	South Street Financial Corp.	10.59	32.62	19.61	NA	129.30	129.30	14.87	3.78	74.07

Exhibit 8
Industry Fully Converted Multiples
Pricing Data as of November 28, 2003

		Current	Current	Current Price in Relation to					Current	LTM
		Stock	Market				Tangible		Dividend	Dividend
		Price	Value	LTM EPS	LTM Core EPS	Book Value	Book Value	Assets	Yield	Payout Ratio
Ticker	Short Name	($)	($M)	(x)	(x)	(%)	(%)	(%)	(%)	(%)
STBI	*Sturgis Bancorp, Inc.*	14.70	41.29	14.70	14.70	143.14	174.79	14.30	2.45	33.00
STFR	St. Francis Capital Corporation	34.65	328.39	14.14	15.00	179.44	192.61	14.99	0.69	32.65
STSA	Sterling Financial Corporation	33.21	491.90	14.38	14.96	197.68	244.91	12.07	0.00	0.00
SVBI	Severn Bancorp, Inc.	30.90	128.52	11.66	11.66	274.91	276.88	24.17	1.17	13.96
SZB	SouthFirst Bancshares, Inc.	17.00	12.34	28.33	51.52	96.65	101.07	8.79	3.53	100.00
THRD	TF Financial Corporation	34.37	96.56	NM	NM	177.90	194.95	15.94	1.75	NM
TONE	TierOne Corporation	23.72	528.31	24.71	24.71	156.77	156.77	25.52	0.00	0.00
TRST	TrustCo Bank Corp NY	13.95	1,038.63	19.93	23.25	444.27	445.69	37.87	4.30	85.71
TRYF	Troy Financial Corporation	35.20	326.45	24.62	26.87	211.03	264.26	23.91	1.82	46.85
TSBK	Timberland Bancorp, Inc.	24.31	103.36	14.64	14.05	133.21	133.21	22.99	2.30	30.12
TSH	Teche Holding Co.	36.20	81.34	14.20	14.25	142.74	142.74	15.15	1.99	22.75
UCBC	Union Community Bancorp	17.25	36.23	14.50	14.50	102.56	111.43	13.54	3.48	50.42
UCFC	United Community Financial Corp.	11.20	382.65	15.56	16.47	137.93	159.54	19.43	2.68	41.67
UPFC	United PanAm Financial Corp.	18.08	287.54	26.20	28.25	293.51	293.51	19.03	0.00	0.00
UTBI	United Tennessee Bankshares, Inc.	18.35	22.79	13.90	14.01	139.12	146.33	19.36	1.80	25.00
WBS	Webster Financial Corporation	45.85	2,091.54	13.18	14.56	189.31	265.18	14.30	1.83	22.99
WEFC	Wells Financial Corp.	31.25	35.48	9.19	9.19	129.24	129.24	15.92	2.56	22.94
WES	Westcorp	37.45	1,904.44	14.80	NA	197.83	197.94	11.94	1.39	20.16
WFI	Winton Financial Corporation	13.49	61.41	10.97	11.43	138.93	139.22	11.28	3.04	33.33
WFSL	Washington Federal, Inc.	28.69	2,041.97	13.86	13.93	193.46	205.22	27.10	3.07	41.50
WM	Washington Mutual, Inc.	45.81	41,198.70	10.63	14.18	201.19	295.36	14.35	3.58	29.47
WOFC	Western Ohio Financial Corporation	32.99	58.21	22.60	24.26	132.65	132.65	15.33	3.03	68.49
WRO	Woronoco Bancorp, Inc.	30.40	109.91	17.99	21.56	142.12	145.59	13.82	2.27	35.50
WSB	Washington Savings Bank, F.S.B. (The)	9.65	67.13	9.85	10.72	169.30	169.30	15.43	2.07	13.61
WSBI	Warwick Community Bancorp, Inc.	30.08	135.83	19.41	20.32	181.42	187.53	17.68	1.99	35.48
WSFS	WSFS Financial Corporation	43.08	320.16	3.03	NA	170.01	170.01	15.26	0.46	1.41
WVFC	WVS Financial Corp.	17.40	44.75	16.57	16.57	147.33	147.33	11.50	3.68	60.95

Exhibit 8
Industry Fully Converted Multiples
Pricing Data as of November 28, 2003

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	All Fully Converted Average	25.27	666.19	19.32	19.47	165.47	176.38	15.51	1.93	36.40
	All Fully Converted Median	23.61	81.38	15.61	16.57	147.40	155.58	14.39	1.99	31.99
	All Mutual Holding Companies									
ALLB	Greater Delaware Valley Saving:	30.00	103.24	62.50	62.50	97.66	97.66	23.07	1.20	90.00
BCSB	BCSB Bankcorp, Inc. (MHC)	17.85	104.85	45.45	50.00	101.32	104.06	15.04	2.80	NA
CFFN	Capitol Federal Financial (MHC	34.73	2,546.02	43.48	43.48	100.00	100.00	25.12	5.76	294.44
CHFN	Charter Financial Corp. (MHC)	33.17	644.15	142.86	166.67	94.52	95.42	44.38	2.41	375.00
GCBC	Greene County Bancorp Inc. (MH	33.06	67.52	27.78	27.78	109.77	109.77	23.11	2.18	63.64
GOV	Gouverneur Bancorp Inc. (MHC)	11.90	27.11	41.67	45.45	87.64	87.64	26.52	2.18	96.15
HCBK	Hudson City Bancorp, Inc. (MHC	36.11	6,889.58	30.30	32.26	134.23	134.23	35.07	1.66	42.73
JXSB	Jacksonville Bancorp, Inc. (MH	16.56	32.16	28.57	58.82	92.85	102.04	11.42	1.81	55.56
NWSB	Northwest Bancorp, Inc. (MHC)	21.92	1,046.09	22.73	24.39	91.66	105.49	15.61	1.82	38.64
ONFC	Oneida Financial Corp. (MHC)	24.44	120.70	31.25	33.33	110.86	125.00	24.88	2.29	78.57
PBCP	Provident Bancorp, Inc. (MHC)	47.95	381.04	31.25	34.48	127.23	133.69	28.10	1.25	39.58
PBCT	People's Bank (MHC)	32.39	2,006.97	29.41	28.57	100.50	106.61	15.69	4.82	145.63
PBHC	Pathfinder Bancorp, Inc. (MHC)	17.90	43.55	31.25	32.26	95.33	106.38	13.97	2.23	54.90
PRTR	Partners Trust Financial Group	28.72	407.56	30.30	27.78	112.99	126.26	27.70	1.39	31.52
ROME	Rome Bancorp, Inc. (MHC)	28.50	121.69	55.56	43.48	121.95	121.95	36.79	1.03	60.85
SKBO	Skibo Financial Corp. (MHC)	17.02	53.67	90.91	90.91	104.49	104.49	29.09	2.82	556.25
WCFB	Webster City Federal Bancorp (I	13.15	49.61	35.71	35.71	102.35	102.56	37.55	5.17	156.25
WFD	Westfield Financial Inc. (MHC)	24.06	253.12	76.92	66.67	105.49	105.49	27.16	0.83	55.56
	All MHC's Average	26.08	827.70	47.66	50.25	105.05	109.37	25.57	2.43	131.49
	All MHC's Median	26.47	121.20	33.48	39.60	101.84	105.49	25.82	2.18	63.64
	All Second Step Conversions									
BKMU	Bank Mutual Corporation	11.54	908.29	36.06	36.06	279.42	339.41	32.55	1.21	34.09
BRKL	Brookline Bancorp, Inc.	15.02	883.46	50.07	NA	143.32	143.32	59.38	2.26	NA
CSBC	Citizens South Banking Corporat	14.70	127.43	35.85	36.75	141.07	154.25	26.43	1.63	56.10
FCAP	First Capital, Inc.	20.78	58.72	15.98	16.11	135.37	157.19	14.72	2.89	41.54
FDEF	First Defiance Financial Corp.	27.93	176.15	15.35	15.43	142.79	171.35	17.02	2.15	32.97
FFBK	FloridaFirst Bancorp, Inc.	28.00	150.84	24.78	30.11	147.91	163.93	18.41	1.00	23.89
FFFD	North Central Bancshares, Inc.	38.64	62.13	10.82	10.82	153.21	174.60	14.59	2.17	22.69
FFFL	Fidelity Bankshares, Inc.	27.90	419.06	21.46	21.46	233.08	235.84	14.31	1.43	30.77
FFSX	First Federal Bankshares, Inc.	24.80	93.55	16.21	16.76	134.05	183.43	14.58	1.45	20.92
FNFG	First Niagara Financial Group,	15.04	1,064.16	29.49	30.08	138.11	164.19	30.14	1.60	39.71
FSLA	First Sentinel Bancorp, Inc.	18.99	525.10	20.42	NA	241.60	245.98	23.39	2.21	44.09
HARB	Harbor Florida Bancshares, Inc	30.35	721.71	18.51	19.09	275.66	279.98	30.68	1.91	31.55
HFWA	Heritage Financial Corporation	22.01	139.59	16.55	16.55	217.28	242.40	22.56	2.64	41.35
JFBI	Jefferson Bancshares, Inc.	14.90	124.94	106.43	33.11	130.36	130.36	39.20	1.07	124.86
JXVL	Jacksonville Bancorp, Inc.	37.33	67.21	11.81	11.81	153.94	166.73	14.23	1.61	18.99
PFSL	Pocahontas Bancorp, Inc.	14.10	64.15	13.69	16.40	121.55	182.17	8.66	2.27	30.58
PHSB	PHSB Financial Corp.	20.01	58.14	23.54	32.80	123.06	123.06	17.14	2.00	45.88
PULB	Pulaski Financial Corp.	15.99	86.83	15.83	15.99	238.66	238.66	21.63	1.50	20.79
RVSB	Riverview Bancorp, Inc.	21.38	101.08	18.59	NA	159.79	190.55	18.96	2.62	NA
SFFS	Sound Federal Bancorp, Inc.	16.81	221.39	28.02	28.02	160.71	178.83	26.02	1.43	30.42
THTL	Thistle Group Holdings, Co.	25.95	135.17	30.17	47.18	180.46	201.01	15.90	1.54	43.02
WAYN	Wayne Savings Bancshares, Inc.	16.05	62.71	21.12	21.12	143.05	143.05	16.83	2.99	60.33

Exhibit 8
Industry Fully Converted Multiples
Pricing Data as of November 28, 2003

		Current	Current	Current Price in Relation to					Current	LTM
		Stock	Market				Tangible		Dividend	Dividend
		Price	Value	LTM EPS	LTM Core EPS	Book Value	Book Value	Assets	Yield	Payout Ratio
Ticker	Short Name	($)	($M)	(x)	(x)	(%)	(%)	(%)	(%)	(%)
WGBC	Willow Grove Bancorp, Inc.	16.83	172.20	24.39	30.60	155.40	156.85	20.74	2.14	46.38
WYPT	Waypoint Financial Corp.	21.47	722.81	17.04	NA	174.69	183.82	13.31	2.24	NA
	All Second Steps Average	21.52	297.78	25.92	24.31	171.86	189.62	22.14	1.92	40.04
	All Second Steps Median	20.39	137.38	20.77	21.29	153.58	176.72	18.69	1.96	34.09
	New Jersey									
FMCO	FMS Financial Corporation	19.63	127.32	22.56	23.09	209.50	213.60	10.65	0.61	13.79
OCFC	OceanFirst Financial Corp.	26.38	353.58	16.70	16.91	266.46	269.46	20.17	3.03	48.10
PBCI	Pamrapo Bancorp, Inc.	24.77	123.21	17.57	17.57	245.98	245.98	19.18	3.23	55.85
PFSB	PennFed Financial Services, Inc.	32.10	220.78	17.83	16.63	181.87	186.09	12.40	1.25	22.22
PFS	Provident Financial Services, Inc.	20.71	1,273.20	NA	NA	152.73	157.13	30.52	0.97	NA
	New Jersey Fully Converted Average		419.62	18.67	18.55	211.31	214.45	18.58	1.82	34.99
	New Jersey Fully Converted Median		220.78	17.70	17.24	209.50	213.60	19.18	1.25	35.16
	New Jersey MHC's									
HCBK	Hudson City Bancorp, Inc. (MHC)	36.11	6,889.58	30.30	32.26	134.23	134.23	35.07	1.66	42.73
	New Jersey MHC's Average		6,889.58	30.30	32.26	134.23	134.23	35.07	1.66	42.73
	New Jersey MHC's Median		6,889.58	30.30	32.26	134.23	134.23	35.07	1.66	42.73
	New Jersey Second Steps									
FSLA	First Sentinel Bancorp, Inc.	18.99	525.10	20.42	NA	241.60	245.98	23.39	2.21	44.09
	New Jersey Second Steps Average		525.10	20.42	NA	241.60	245.98	23.39	2.21	44.09
	New Jersey Second Steps Median		525.10	20.42	NA	241.60	245.98	23.39	2.21	44.09
	Comparable Group									
BCSB	BCSB Bankcorp, Inc. (MHC)	17.85	104.85	45.45	50.00	101.32	104.06	15.04	2.80	NA
ALLB	Greater Delaware Valley Savings Bank (I	30.00	103.24	62.50	62.50	97.66	97.66	23.07	1.20	90.00
GCBC	Greene County Bancorp Inc. (MHC)	33.06	67.52	27.78	27.78	109.77	109.77	23.11	2.18	63.64
ONFC	Oneida Financial Corp. (MHC)	24.44	120.70	31.25	33.33	110.86	125.00	24.88	2.29	78.57
PRTR	Partners Trust Financial Group, Inc. (MH	28.72	407.56	30.30	27.78	112.99	126.26	27.70	1.39	31.52
PBHC	Pathfinder Bancorp, Inc. (MHC)	17.90	43.55	31.25	32.26	95.33	106.38	13.97	2.23	54.90
ROME	Rome Bancorp, Inc. (MHC)	28.50	121.69	55.56	43.48	121.95	121.95	36.79	1.03	60.85
WFD	Westfield Financial Inc. (MHC)	24.06	253.12	76.92	66.67	105.49	105.49	27.16	0.83	55.56
	Comparable Average		152.78	45.13	42.98	106.92	112.07	23.97	1.744	62.15
	Comparable Median		112.78	38.35	38.41	107.63	108.08	24.00	1.785	60.85
	All Fully Converted Average		666.19	19.32	19.47	165.47	176.38	15.51	1.933	36.40
	All Fully Converted Median		81.38	15.61	16.57	147.40	155.58	14.39	1.990	31.99
	All Second Steps Average		297.78	25.92	24.31	171.86	189.62	22.14	1.915	40.04
	All Second Steps Median		137.38	20.77	21.29	153.58	176.72	18.69	1.955	34.09

Exhibit 8

Industry Fully Converted Multiples

Pricing Data as of November 28, 2003

				Current Price in Relation to						
Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	All MHC's Average		827.70	47.66	50.25	105.05	109.37	25.57	2.425	131.49
	All MHC's Median		121.20	33.48	39.60	101.84	105.49	25.82	2.180	63.64
	New Jersey Fully Converted Average		419.62	18.67	18.55	211.31	214.45	18.58	1.818	34.99
	New Jersey Fully Converted Median		220.78	17.70	17.24	209.50	213.60	19.18	1.250	35.16
	New Jersey MHC's Average		6,889.58	30.30	32.26	134.23	134.23	35.07	1.660	42.73
	New Jersey MHC's Median		6,889.58	30.30	32.26	134.23	134.23	35.07	1.660	42.73
	New Jersey Second Steps Average		525.10	20.42	NA	241.60	245.98	23.39	2.21	44.09
	New Jersey Second Steps Median		525.10	20.42	NA	241.60	245.98	23.39	2.21	44.09

Exhibit 9
MHC Conversions - 1999 to Date
Selected Market Data
Market Data as of 11/28/2003

Ticker	Short Name	IPO Date	IPO Price ($)	Gross Proceeds ($000)	Conversion Assets ($000)	Pro Forma Total Equity ($000)	Price to Pro Forma: Pro Forma Book Value (%)	Price to Pro Forma: Pro Forma Tang. Book (%)	Price to Pro Forma: Pro Forma Earnings (x)	Price to Pro Forma: Adjusted Assets (%)
FLTB	Flatbush Federal Bancorp, Inc. (MHC)	10/21/2003	8.0000	8,702	140,073	15,336	120.73	120.73	125.10	5.80
ASBHE	ASB Holding Company (MHC)	10/03/2003	10.0000	16,664	360,562	35,815	155.09	155.09	45.50	4.40
Q4'03	**Average**						**137.91**	**137.91**	**85.30**	**5.10**
	Median						**137.91**	**137.91**	**85.30**	**5.10**
2003 YTD	**Average**						**137.91**	**137.91**	**85.30**	**5.10**
	Median						**137.91**	**137.91**	**85.30**	**5.10**
SYNF	Synergy Financial Group, Inc. (MHC)	09/18/2002	10.0000	14,548	344,928	34,841	95.99	95.99	16.00	4.00
MDNB	Minden Bancorp, Inc. (MHC)	07/02/2002	10.0000	6,546	61,233	16,697	87.12	87.12	34.60	9.70
Q3'02	**Average**						**91.56**	**91.56**	**25.30**	**6.85**
	Median						**91.56**	**91.56**	**25.30**	**6.85**
NEBS	New England Bancshares, Inc. (MHC)	06/04/2002	10.0000	9,224	122,939	21,965	93.32	NA	45.30	7.00
PRTR	Partners Trust Financial Group, Inc. (MHC)	04/04/2002	10.0000	63,976	985,733	153,624	92.54	NA	28.60	6.10
Q2'02	**Average**						**92.93**	**NA**	**36.95**	**6.55**
	Median						**92.93**	**NA**	**36.95**	**6.55**
2002 YTD	**Average**						**92.24**	**91.56**	**31.13**	**6.70**
	Median						**92.93**	**91.56**	**31.60**	**6.55**
WFD	Westfield Financial Inc. (MHC)	12/28/2001	10.0000	49,726	705,433	128,668	82.23	NA	19.90	6.60
AJSB	AJS Bancorp, Inc. (MHC)	12/27/2001	10.0000	11,794	198,300	29,640	81.21	NA	33.70	5.60
CHFN	Charter Financial Corp. (MHC)	10/17/2001	10.0000	39,645	934,828	266,353	74.42	74.42	34.60	4.10
Q4'01	**Average**						**79.29**	**74.42**	**29.40**	**5.43**
	Median						**81.21**	**74.42**	**33.70**	**5.60**
2001 YTD	**Average**						**79.29**	**74.42**	**29.40**	**5.43**
	Median						**81.21**	**74.42**	**33.70**	**5.60**
ALMG	Alamogordo Financial Corp. (MHC)	05/16/2000	10.0000	3,570	156,158	24,932	51.14	51.14	17.70	2.20
EBMT	Eagle Bancorp (MHC)	04/05/2000	8.0000	4,601	148,891	17,393	56.28	56.28	7.40	3.00
Q2'00	**Average**						**53.71**	**53.71**	**12.55**	**2.60**
	Median						**53.71**	**53.71**	**12.55**	**2.60**
WFSM	Westborough Financial Services, Inc. (MHC)	02/16/2000	10.0000	5,535	158,523	23,641	66.89	66.89	12.10	3.40
Q1'00	**Average**						**66.89**	**66.89**	**12.10**	**3.40**
	Median						**66.89**	**66.89**	**12.10**	**3.40**
2000	**Average**						**58.10**	**58.10**	**12.40**	**2.87**
	Median						**56.28**	**56.28**	**12.10**	**3.00**
ROME	Rome Bancorp, Inc. (MHC)	10/06/1999	4.6670	11,189	225,273	37,639	63.25	63.25	14.10	4.70
Q4'99	**Average**						**63.25**	**63.25**	**14.10**	**4.70**
	Median						**63.25**	**63.25**	**14.10**	**4.70**
HCBK	Hudson City Bancorp, Inc. (MHC)	07/13/1999	5.0000	543,500	7,752,260	1,363,782	84.79	84.79	11.30	6.60
Q3'99	**Average**						**84.79**	**84.79**	**11.30**	**6.60**
	Median						**84.79**	**84.79**	**11.30**	**6.60**

Exhibit 9
MHC Conversions - 1999 to Date
Selected Market Data
Market Data as of 11/28/2003

							Price to Pro Forma			
Ticker	Short Name	IPO Date	IPO Price ($)	Gross Proceeds ($000)	Conversion Assets ($000)	Pro Forma Total Equity ($000)	Pro Forma Book Value (%)	Pro Forma Tang. Book (%)	Pro Forma Earnings (x)	Adjusted Assets (%)
CFFN	Capitol Federal Financial (MHC)	04/01/1999	10.0000	378,072	5,314,901	988,837	92.55	92.55	15.40	6.60
Q2`99	**Average**						**92.55**	**92.55**	**15.40**	**6.60**
	Median						**92.55**	**92.55**	**15.40**	**6.60**
GOV	Gouverneur Bancorp Inc. (MHC)	03/23/1999	5.0000	5,364	59,337	15,463	77.09	77.09	17.60	8.30
PBCP	Provident Bancorp, Inc. (MHC)	01/08/1999	10.0000	38,640	679,104	86,632	95.58	95.58	15.70	5.40
EKFC	Eureka Financial Corporation (MHC)	01/07/1999	10.0000	6,476	53,324	17,658	78.03	78.03	17.10	10.80
Q1`99	**Average**						**83.57**	**83.57**	**16.80**	**8.17**
	Median						**78.03**	**78.03**	**17.10**	**8.30**
1999	**Average**						**81.88**	**81.88**	**15.20**	**7.07**
	Median						**81.41**	**81.41**	**15.55**	**6.60**
1/1/1999 To	**Average**						**86.01**	**85.64**	**28.43**	**5.79**
11/28/2003	**Median**						**83.51**	**81.41**	**17.65**	**5.70**

		Percent Change from IPO					
Ticker	Short Name	After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To date (%)	Current Stock Price 11/28/2003
FLTB	Flatbush Federal Bancorp, Inc. (MHC)	63.75	54.38	60.63	NA	61.88	12.95
ASBHE	ASB Holding Company (MHC)	62.00	71.00	68.50	NA	69.00	16.90
Q4'03	**Average**	**62.88**	**62.69**	**64.57**	**NA**	**65.44**	**14.93**
	Median	**62.88**	**62.69**	**64.57**	**NA**	**65.44**	**14.93**
2003 YTD	**Average**	**62.88**	**62.69**	**64.57**	**NA**	**65.44**	**14.93**
	Median	**62.88**	**62.69**	**64.57**	**NA**	**65.44**	**14.93**
SYNF	Synergy Financial Group, Inc. (MHC)	29.30	28.50	26.80	65.00	289.00	38.90
MDNB	Minden Bancorp, Inc. (MHC)	19.50	20.00	18.50	13.00	77.50	17.75
Q3'02	**Average**	**24.40**	**24.25**	**22.65**	**39.00**	**183.25**	**28.33**
	Median	**24.40**	**24.25**	**22.65**	**39.00**	**183.25**	**28.33**
NEBS	New England Bancshares, Inc. (MHC)	23.00	24.00	24.00	23.00	93.00	19.30
PRTR	Partners Trust Financial Group, Inc. (MHC)	40.20	48.60	49.80	57.80	187.20	28.72
Q2'02	**Average**	**31.60**	**36.30**	**36.90**	**40.40**	**140.10**	**24.01**
	Median	**31.60**	**36.30**	**36.90**	**40.40**	**140.10**	**24.01**
2002 YTD	**Average**	**28.00**	**30.28**	**29.78**	**39.70**	**161.68**	**26.17**
	Median	**26.15**	**26.25**	**25.40**	**40.40**	**140.10**	**24.01**
WFD	Westfield Financial Inc. (MHC)	33.40	32.40	36.00	47.00	140.60	24.06
AJSB	AJS Bancorp, Inc. (MHC)	32.00	29.10	32.50	40.00	135.00	23.50
CHFN	Charter Financial Corp. (MHC)	42.50	52.50	74.10	121.00	231.70	33.17
Q4'01	**Average**	**35.97**	**38.00**	**47.53**	**69.33**	**169.10**	**26.91**
	Median	**33.40**	**32.40**	**36.00**	**47.00**	**140.60**	**24.06**
2001 YTD	**Average**	**35.97**	**38.00**	**47.53**	**69.33**	**169.10**	**26.91**
	Median	**33.40**	**32.40**	**36.00**	**47.00**	**140.60**	**24.06**
ALMG	Alamogordo Financial Corp. (MHC)	0.00	2.50	3.75	3.75	210.00	31.00
EBMT	Eagle Bancorp (MHC)	6.25	0.00	6.25	3.91	337.50	35.00
Q2'00	**Average**	**3.13**	**1.25**	**5.00**	**3.83**	**273.75**	**33.00**
	Median	**3.13**	**1.25**	**5.00**	**3.83**	**273.75**	**33.00**
WFSM	Westborough Financial Services, Inc. (MHC)	0.00	0.00	-15.00	-16.25	240.00	34.00
Q1'00	**Average**	**-**	**-**	**(15.00)**	**(16.25)**	**240.00**	**34.00**
	Median	**0.00**	**0.00**	**(15.00)**	**(16.25)**	**240.00**	**34.00**
2000	**Average**	**2.08**	**0.83**	**(1.67)**	**(2.86)**	**262.50**	**33.33**
	Median	**0.00**	**0.00**	**3.75**	**3.75**	**240.00**	**34.00**
ROME	Rome Bancorp, Inc. (MHC)	-7.15	-1.79	-12.51	-8.94	510.67	28.50
Q4'99	**Average**	**(7.15)**	**(1.79)**	**(12.51)**	**(8.94)**	**510.67**	**28.50**
	Median	**(7.15)**	**(1.79)**	**(12.51)**	**(8.94)**	**510.67**	**28.50**
HCBK	Hudson City Bancorp, Inc. (MHC)	23.75	21.56	28.75	35.00	622.20	36.11
Q3'99	**Average**	**23.75**	**21.56**	**28.75**	**35.00**	**622.20**	**36.11**
	Median	**23.75**	**21.56**	**28.75**	**35.00**	**622.20**	**36.11**

Ticker	Short Name	Percent Change from IPO After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To date (%)	Current Stock Price 11/28/2003
CFFN	Capitol Federal Financial (MHC)	-2.81	-11.25	-4.06	4.38	247.30	34.73
Q2`99	**Average**	**(2.81)**	**(11.25)**	**(4.06)**	**4.38**	**247.30**	**34.73**
	Median	**(2.81)**	**(11.25)**	**(4.06)**	**4.38**	**247.30**	**34.73**
GOV	Gouverneur Bancorp Inc. (MHC)	1.26	2.50	-7.50	-13.75	138.00	11.90
PBCP	Provident Bancorp, Inc. (MHC)	20.00	19.38	21.88	7.50	379.50	47.95
EKFC	Eureka Financial Corporation (MHC)	0.00	9.38	-5.00	-21.25	190.00	29.00
Q1`99	**Average**	**7.09**	**10.42**	**3.13**	**(9.17)**	**235.83**	**29.62**
	Median	**1.26**	**9.38**	**(5.00)**	**(13.75)**	**190.00**	**29.00**
1999	**Average**	**5.84**	**6.63**	**3.59**	**0.49**	**347.95**	**31.37**
	Median	**0.63**	**5.94**	**(4.53)**	**(2.28)**	**313.40**	**31.87**
1/1/1999 To	**Average**	**21.50**	**22.38**	**22.63**	**22.57**	**231.11**	**27.97**
11/28/2003	**Median**	**21.50**	**20.78**	**22.94**	**10.25**	**200.00**	**28.86**

Exhibit 9
MHC Conversions - 1999 to Date
Selected Market Data
Market Data as of 11/28/2003

		Current Price to						
Ticker	**Short Name**	Book Value (%)	Tangible Book (%)	LTM Earnings (X)	Earnings (X)	Core EPS (X)	LTM EPS (X)	Assets (%)
FLTB	Flatbush Federal Bancorp, Inc. (MHC)	NA	NA	NA	NA	NA	NA	NA
ASBHE	ASB Holding Company (MHC)	NA	NA	NA	NA	NA	NA	NA
Q4'03	**Average**	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**
	Median	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**
2003 YTD	**Average**	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**
	Median	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**
SYNF	Synergy Financial Group, Inc. (MHC)	331.35	337.97	45.76	42.28	48.63	47.44	22.00
MDNB	Minden Bancorp, Inc. (MHC)	140.98	140.98	23.67	21.13	21.13	23.67	26.83
Q3'02	**Average**	**236.17**	**239.48**	**34.72**	**31.71**	**34.88**	**35.56**	**24.42**
	Median	**236.17**	**239.48**	**34.72**	**31.71**	**34.88**	**35.56**	**24.42**
NEBS	New England Bancshares, Inc. (MHC)	167.39	167.39	66.55	53.61	53.61	74.23	24.48
PRTR	Partners Trust Financial Group, Inc. (MHC)	235.60	301.36	31.22	27.62	27.62	28.72	31.74
Q2'02	**Average**	**201.50**	**234.38**	**48.89**	**40.62**	**40.62**	**51.48**	**28.11**
	Median	**201.50**	**234.38**	**48.89**	**40.62**	**40.62**	**51.48**	**28.11**
2002 YTD	**Average**	**218.83**	**236.93**	**41.80**	**36.16**	**37.75**	**43.52**	**26.26**
	Median	**201.50**	**234.38**	**38.49**	**34.95**	**38.13**	**38.08**	**25.66**
WFD	Westfield Financial Inc. (MHC)	193.25	193.25	89.11	60.15	60.15	75.19	31.01
AJSB	AJS Bancorp, Inc. (MHC)	166.55	166.55	35.61	41.96	41.96	35.61	23.55
CHFN	Charter Financial Corp. (MHC)	280.15	287.93	207.31	82.93	118.46	NM	64.38
Q4'01	**Average**	**213.32**	**215.91**	**110.68**	**61.68**	**73.52**	**55.40**	**39.65**
	Median	**193.25**	**193.25**	**89.11**	**60.15**	**60.15**	**55.40**	**31.01**
2001 YTD	**Average**	**213.32**	**215.91**	**110.68**	**61.68**	**73.52**	**55.40**	**39.65**
	Median	**193.25**	**193.25**	**89.11**	**60.15**	**60.15**	**55.40**	**31.01**
ALMG	Alamogordo Financial Corp. (MHC)	142.86	142.86	48.44	45.59	45.59	48.44	25.44
EBMT	Eagle Bancorp (MHC)	178.57	178.57	20.59	13.67	13.89	21.88	20.27
Q2'00	**Average**	**160.72**	**160.72**	**34.52**	**29.63**	**29.74**	**35.16**	**22.86**
	Median	**160.72**	**160.72**	**34.52**	**29.63**	**29.74**	**35.16**	**22.86**
WFSM	Westborough Financial Services, Inc. (MHC)	187.74	187.74	54.84	50.00	50.00	59.65	21.06
Q1'00	**Average**	**187.74**	**187.74**	**54.84**	**50.00**	**50.00**	**59.65**	**21.06**
	Median	**187.74**	**187.74**	**54.84**	**50.00**	**50.00**	**59.65**	**21.06**
2000	**Average**	**169.72**	**169.72**	**41.29**	**36.42**	**36.49**	**43.32**	**22.26**
	Median	**178.57**	**178.57**	**48.44**	**45.59**	**45.59**	**48.44**	**21.06**
ROME	Rome Bancorp, Inc. (MHC)	334.51	334.51	61.96	NM	71.25	50.00	45.52
Q4'99	**Average**	**334.51**	**334.51**	**61.96**	**NA**	**71.25**	**50.00**	**45.52**
	Median	**334.51**	**334.51**	**61.96**	**NA**	**71.25**	**50.00**	**45.52**
HCBK	Hudson City Bancorp, Inc. (MHC)	486.66	486.66	32.83	33.44	37.61	35.40	43.44
Q3'99	**Average**	**486.66**	**486.66**	**32.83**	**33.44**	**37.61**	**35.40**	**43.44**
	Median	**486.66**	**486.66**	**32.83**	**33.44**	**37.61**	**35.40**	**43.44**

Exhibit 9
MHC Conversions - 1999 to Date
Selected Market Data
Market Data as of 11/28/2003

		Current Price to						
Ticker	Short Name	Book Value (%)	Tangible Book (%)	LTM Earnings (X)	Earnings (X)	Core EPS (X)	LTM EPS (X)	Assets (%)
CFFN	Capitol Federal Financial (MHC)	252.58	252.58	48.24	217.06	217.06	48.24	29.67
Q2'99	**Average**	**252.58**	**252.58**	**48.24**	**217.06**	**217.06**	**48.24**	**29.67**
	Median	**252.58**	**252.58**	**48.24**	**217.06**	**217.06**	**48.24**	**29.67**
GOV	Gouverneur Bancorp Inc. (MHC)	154.35	154.35	45.77	42.50	42.50	51.74	30.52
PBCP	Provident Bancorp, Inc. (MHC)	323.33	369.13	33.30	36.33	37.46	36.88	32.45
EKFC	Eureka Financial Corporation (MHC)	186.50	186.50	46.03	48.33	48.33	46.03	42.69
Q1'99	**Average**	**221.39**	**236.66**	**41.70**	**42.39**	**42.76**	**44.88**	**35.22**
	Median	**186.50**	**186.50**	**45.77**	**42.50**	**42.50**	**46.03**	**32.45**
1999	**Average**	**289.66**	**297.29**	**44.69**	**75.53**	**75.70**	**44.72**	**37.38**
	Median	**287.96**	**293.55**	**45.90**	**42.50**	**45.42**	**47.14**	**37.57**
1/1/1999 To	**Average**	**235.15**	**243.02**	**55.70**	**54.44**	**58.45**	**45.54**	**32.19**
11/28/2003	**Median**	**190.50**	**190.50**	**45.90**	**42.50**	**46.96**	**47.44**	**30.10**

Clifton Savings Bancorp, Inc.
Pro Forma Analysis Sheet - Twelve Months Ended
September 30, 2003
Includes SOP 93-6

		Bank	Comparable MHCs		State MHCs		National MHCs	
			Mean	Median	Mean	Median	Mean	Median
	Min	30.30						
Price-Core Earnings Ratio P/E	Mid	34.48	42.98	38.41	32.26	32.26	50.25	39.60
	Max	38.46						
	Smax	43.48						
	Min	76.98%						
Price-to-Book Ratio P/B	Mid	81.04%	106.92%	107.63%	134.23%	134.23%	105.05%	101.84%
	Max	84.32%						
	Smax	87.34%						
	Min	76.98%						
Price-to-Tangible Book Ratio P/TB	Mid	81.04%	112.07%	108.08%	134.23%	134.23%	109.37%	105.49%
	Max	84.32%						
	Smax	87.34%						
	Min	22.55%						
Price-to-Assets Ratio P/A	Mid	25.64%	23.97%	24.00%	35.07%	35.07%	25.57%	25.82%
	Max	28.54%						
	Smax	31.64%						

Valuation Parameters

Prior Twelve Mos. Earning Base	Y			
Period Ended September 30, 2003		$	4,634	(1)
Pre-Conversion Book Value	B			
As of September 30, 2003		$	75,054	
Pre-Conversion Assets	A			
As of September 30, 2003		$	610,110	
Return on Money	R		1.29%	(2)
Conversion Expenses		$	3,963	
	X		1.97%	(3)
Proceeds Not Invested		$	24,089	(4)
Estimated ESOP Borrowings		$	16,059	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings		$	1,071	(5)
Cost of ESOP Borrowings	S		0.00%	(5)
Amort of ESOP Borrowings	T		15	Years
Amort of MRP Amount	N		5	Years
Estimated MRP Amount		$	8,030	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	1,606	
Foundation Amount		$	-	(7)
Foundation Amount	F		0.00%	0.00%
Foundation Opportunity Cost		$	-	
Tax Benefit	Z	$	-	(8)
Tax Rate	TAX		39.94%	
Percentage Sold	PCT		100.00%	
Amount to be issued to Public		$	200,743	(9)
Earnings Multiple			12	

(1) Net income for the twelve months ended September 30, 2003.
(2) Net Return assumes a reinvestment rate of 2.15 percent (the 1 year Treasury at September 30, 2003), and a tax rate of 40%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 15 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) Not applicable.
(8) Not Applicable.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $200,742,800

2. $V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $200,742,800

1. $V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $200,742,800

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	20,074,280	$ 10.00	$ 200,742,800
Range:			
- Minimum	17,063,138	10.00	170,631,380
- Maximum	23,085,422	10.00	230,854,220
- Super Maximum	26,548,235	10.00	265,482,350

Pre Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	17,063,138	20,074,280	23,085,422	26,548,235
Price per Share	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 170,631,380	$ 200,742,800	$ 230,854,220	$ 265,482,350
Exchange Shares	0	0	0	0
Exchange Percent	0.00%	0.00%	0.00%	0.00%
Conversion Shares	17,063,138	20,074,280	23,085,422	26,548,235
Conversion Percent	100.00%	100.00%	100.00%	100.00%
Gross Proceeds	$ 170,631,380	$ 200,742,800	$ 230,854,220	$ 265,482,350
Exchange Value	$ -	$ -	$ -	$ -
Exchange Ratio	0.0000	0.0000	0.0000	0.0000

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
As of September 30, 2003
(Dollars in Thousands)

Conversion Proceeds		Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		17,063,138	20,074,280	23,085,422	26,548,235
Conversion Shares Offered		17,063,138	20,074,280	23,085,422	26,548,235
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 170,631	$ 200,743	$ 230,854	$ 265,482
Plus: Value issued to Foundation	(9)	-	-	-	-
Pro Forma Market Capitalization		170,631	200,743	230,854	265,482
Gross Proceeds		170,631	200,743	230,854	265,482
Less: Est. Conversion Expenses		3,589	3,963	4,337	4,767
Cash issued to foundation		-	-	-	-
Net Proceeds		$ 167,042	$ 196,780	$ 226,517	$ 260,715
Estimated Income from Proceeds					
Net Conversion Proceeds		$ 167,042	$ 196,780	$ 226,517	$ 260,715
Less: ESOP Adjustment	(3)	13,650	16,059	18,468	21,239
Less: MRP Adjustment	(3)	6,825	8,030	9,234	10,619
Net Proceeds Reinvested		$ 146,567	$ 172,691	$ 198,815	$ 228,857
Estimated Incremental Rate of Return		1.29%	1.29%	1.29%	1.29%
Estimated Incremental Return		$ 1,891	$ 2,228	$ 2,565	$ 2,952
Less: Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	547	643	739	850
Less: MRP Adjustment	(7)	820	965	1,109	1,276
Pro-forma Net Income		524	620	717	826
Earnings Before Conversion		4,634	4,634	4,634	4,634
Earnings Excluding Adjustment		5,158	5,254	5,351	5,460
Earnings Adjustment	(6)	(60)	(60)	(60)	(60)
Earnings After Conversion		$ 5,098	$ 5,194	$ 5,291	$ 5,400

Pro Forma Effect of Conversion Proceeds
As of September 30, 2003
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Pro-forma Net Worth					
Net Worth at September 30, 2003		$ 75,054	$ 75,054	$ 75,054	$ 75,054
Net Conversion Proceeds		167,042	196,780	226,517	260,715
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(13,650)	(16,059)	(18,468)	(21,239)
Less: MRP Adjustment	(2)	(6,825)	(8,030)	(9,234)	(10,619)
Pro-forma Net Worth		$ 221,621	$ 247,745	$ 273,869	$ 303,911
Pro-forma Tangible Net Worth					
Pro-forma Net Worth		$ 221,621	$ 247,745	$ 273,869	$ 303,911
Less: Intangible	(5)	-	-	-	-
Pro-forma Tangible Net Worth		$ 221,621	$ 247,745	$ 273,869	$ 303,911
Pro-forma Assets					
Total Assets at September 30, 2003		$ 610,110	$ 610,110	$ 610,110	$ 610,110
Net Conversion Proceeds		167,042	196,780	226,517	260,715
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(13,650)	(16,059)	(18,468)	(21,239)
Less: MRP Adjustment	(2)	(6,825)	(8,030)	(9,234)	(10,619)
Pro-forma Assets Excluding Adjustment		756,677	782,801	808,925	838,967
Plus: Adjustment	(6)	-	-	-	-
Pro-forma Total Assets		$ 756,677	$ 782,801	$ 808,925	$ 838,967
Stockholder's Equity Per Share					
Net Worth at September 30, 2003		$ 4.40	$ 3.74	$ 3.25	$ 2.83
Estimated Net Proceeds		9.79	9.80	9.81	9.82
Plus: MHC Adjustment		-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Stock		(0.80)	(0.80)	(0.80)	(0.80)
Less: MRP Stock		(0.40)	(0.40)	(0.40)	(0.40)
Pro-forma Net Worth Per Share		12.99	12.34	11.86	11.45
Less: Intangible		-	-	-	-
Pro-forma Tangible Net Worth Per Share		$ 12.99	$ 12.34	$ 11.86	$ 11.45

Pro Forma Effect of Conversion Proceeds
As of September 30, 2003
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share					
Historical Earnings Per Share	(8)	$ 0.29	$ 0.25	$ 0.22	$ 0.19
Incremental return Per Share	(8)	0.12	0.12	0.12	0.12
ESOP Adjustment Per Share	(8)	(0.03)	(0.03)	(0.03)	(0.03)
MRP Adjustment Per Share	(8)	(0.05)	(0.05)	(0.05)	(0.05)
Normalizing Adjustment Per Share		-	-	-	-
Pro Forma Earnings Per Share	(8)	$ 0.33	$ 0.29	$ 0.26	$ 0.23
Shares Utilized					
Shares Utilized		15,789	18,575	21,361	24,566
Pro-forma Ratios					
Price/EPS without Adjustment		30.30	34.48	38.46	43.48
Price/EPS with Adjustment		30.30	34.48	38.46	43.48
Price/Book Value per Share		76.98%	81.04%	84.32%	87.34%
Price/Tangible Book Value		76.98%	81.04%	84.32%	87.34%
Market Value/Assets		22.55%	25.64%	28.54%	31.64%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 15 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) ALLL Recapture tax impacted at 40%.
(7) ESOP and MRP are amortized over 15 and 5 years respectively, and tax impacted at 40%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) Not applicable.

Expense Calculations					
Total Shares Offered		17,063	20,074	23,085	26,548
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 170,631	$ 200,743	$ 230,854	$ 265,482
Estimated Insider Purchases		(3,025)	(3,025)	(3,025)	(3,025)
ESOP Purchases		(13,650)	(16,059)	(18,468)	(21,239)
Proceeds to Base Fee On		$ 153,956	$ 181,659	$ 209,361	$ 241,218
Underwriters Percentage		1.35%	1.35%	1.35%	1.35%
Underwriters Fee		$ 2,078	$ 2,452	$ 2,826	$ 3,256
Advisory Fee		-	-	-	-
Total Underwriters Fee		2,078	2,452	2,826	3,256
All Other Expenses		1,511	1,511	1,511	1,511
Total Expense		$ 3,589	$ 3,963	$ 4,337	$ 4,767
Shares Calculations					
Shares Outstanding (used for BV/Sh)		17,063	20,074	23,085	26,548
Less: New ESOP Adjustment		1,365	1,606	1,847	2,124
Less: Old ESOP Adjustment	(1)	0	0	0	0
Plus: New SOP 93-6 ESOP Shares	(2)	91	107	123	142
Plus: Old SOP 93-6 ESOP Shares	(2)	0	0	0	0
Shares for all EPS Calculations		15,789	18,575	21,361	24,566
Actual number of shares for EPS		15,789,090	18,575,401	21,361,710	24,565,967
Actual foundation shares		0	0	0	0

Post Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum
Shares Issued and Exchanged	17,063,138	20,074,280	23,085,422	26,548,235
Price per Share	$ 10	$ 10	$ 10	$ 10
Shares Issued to Foundation	-	-	-	-
Total Shares	17,063,138	20,074,280	23,085,422	26,548,235
Exchange Shares	-	-	-	-
Conversion Shares	17,063,138	20,074,280	23,085,422	26,548,235
Implied Exhange Ratio	-	-	-	-
Gross Proceeds	$ 170,631,380	$ 200,742,800	$ 230,854,220	$ 265,482,350
Exchange Value	$ -	$ -	$ -	$ -

MRP Dilution					
Shares Outstanding		17,063,138	20,074,280	23,085,422	26,548,235
Less: New ESOP Adjustment		1,365,051	1,605,942	1,846,834	2,123,859
Less: Old ESOP Adjustment		0	0	0	0
Plus: New MRP issued	(1)	682,526	802,971	923,417	1,061,929
Plus: New SOP 93-6 ESOP Shares	(2)	91,003	107,063	123,122	141,591
Plus: Old SOP 93-6 ESOP Shares		0	0	0	0
Shares for Book Value Dilution	(2)	17,745,664	20,877,251	24,008,839	27,610,164
Shares for all EPS Calculations		16,471,615	19,378,372	22,285,127	25,627,897
EPS		$ 0.31	$ 0.27	$ 0.24	$ 0.22
Shares for Book Value Dilution		17,745,664	20,877,251	24,008,839	27,610,164
BV/Share		$ 12.49	$ 11.87	$ 11.41	$ 11.01
Pre-Tax MRP Expense		1,365	1,607	1,846	2,125

Option Dilution					
Shares Outstanding		17,063,138	20,074,280	23,085,422	26,548,235
Less: New ESOP Adjustment		1,365,051	1,605,942	1,846,834	2,123,859
Less: Old ESOP Adjustment		0	0	0	0
Plus: Options	(1)	3,045,770	3,583,259	4,120,748	4,738,860
Plus: New SOP 93-6 ESOP Shares	(2)	91,003	107,063	123,122	141,591
Plus: Old SOP 93-6 ESOP Shares		0	0	0	0
Shares for Book Value Dilution	(2)	20,108,908	23,657,539	27,206,170	31,287,095
Shares for all EPS Calculations		18,834,860	22,158,660	25,482,458	29,304,827
EPS		$ 0.27	$ 0.23	$ 0.21	$ 0.18
BV/Share		$ 12.54	$ 11.99	$ 11.58	$ 11.23
Voting Dilution		19.29%	19.29%	19.29%	19.29%

Clifton Savings Bancorp, Inc.
Pro Forma Analysis Sheet - Twelve Months Ended
September 30, 2003
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	$170,631,380	35.71						
Price-Core Earnings Ratio P/E	$200,742,800	41.67	48.54	39.35	35.40	35.40	47.62	37.60
	$230,854,220	47.62						
	$265,482,350	55.56						
	$170,631,380	123.92%						
Price-to-Book Ratio P/B	$200,742,800	134.59%	249.78%	228.40%	486.66%	486.66%	245.89%	232.28%
	$230,854,220	143.88%						
	$265,482,350	152.91%						
	$170,631,380	123.92%						
Price-to-Tangible Book Ratio P/TB	$200,742,800	134.59%	273.83%	257.14%	486.66%	486.66%	273.61%	278.93%
	$230,854,220	143.88%						
	$265,482,350	152.91%						
	$170,631,380	25.36%						
Price-to-Assets Ratio P/A	$200,742,800	29.35%	30.58%	30.10%	43.44%	43.44%	27.82%	28.36%
	$230,854,220	33.20%						
	$265,482,350	37.47%						

Valuation Parameters

Twelve Months Ended	Y			
Period Ended September 30, 2003		$	**4,634**	(1)
Pre-Conversion Book Value	B			
As of September 30, 2003		$	**75,054**	
Pre-Conversion Assets	A			
As of September 30, 2003		$	**610,110**	
Return on Money	R		**1.29%**	(2)
Conversion Expenses		$	2,592	
	X		2.87%	(3)
Proceeds Not Invested		$	13,686	(4)
Estimated ESOP Borrowings			**$7,227**	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings			$482	(5)
Cost of ESOP Borrowings	S		**0.00%**	(5)
Amort of ESOP Borrowings	T		**15**	Years
Amort of MRP Amount	N		**5**	Years
Estimated MRP Amount		$	**6,459**	(6)
MRP Purchases	M		7.15%	
MRP Expense		$	1,292	
Foundation Amount		$	-	
Foundation Amount	F		**0.00%**	
Tax Rate	TAX		**39.94%**	
Percentage Sold	PCT		**45.00%**	
Tax Benefit	Z		$0	
Earnings Multiple			12	

(1) Net income for the twelve months ended September 30, 2003.

(2) Net Return assumes a reinvestment rate of 2.15 percent (the 1 year Treasury at September 30, 2003), and a tax rate of 40%.

(3) Conversion expenses reflect estimated expenses as presented in the offering document.

(4) Includes Stock from ESOP and MRP

(5) Assumes ESOP is amortized straight line over 15 years at a cost of 0.00%.

(6) Assumes MRP is amortized straight line over 5 years.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $$V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)} = \$90,334,260$$

2. $$V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)} = \$90,334,260$$

1. $$V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)} = \$90,334,260$$

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $170,631,380 at 45%	**7,678,412**	**$10**	$76,784,120
Appraised Value - $200,742,800 at 45%	**9,033,426**	**$10**	$90,334,260
Appraised Value - $230,854,220 at 45%	**10,388,440**	**$10**	$103,884,400
Appraised Value - $265,482,350 at 45%	**11,946,706**	**$10**	$119,467,060

Pro Forma Effect of Conversion Proceeds
As of September 30, 2003

		$ 170,631,380 Independent Valuation	$ 200,742,800 Independent Valuation	$ 230,854,220 Independent Valuation	$ 265,482,350 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Minority %		45%	45%	45%	45%
Minority Shares		7,678,412	9,033,426	10,388,440	11,946,706
Conversion Proceeds		17,063	20,074	23,085	26,548
Shares Offered		7,678	9,033	10,388	11,947
Price Per Share		$10	$10	$10	$10
Gross Proceeds		$76,784	$90,334	$103,884	$119,467
Plus: Value issued to Foundation	(9)	$0	$0	$0	$0
Pro Forma Market Capitalization		$76,784	$90,334	$103,884	$119,467
Gross Proceeds		$76,784	$90,334	$103,884	$119,467
Less: Est. Conversion Expenses		$2,424	$2,592	$2,760	$2,954
Less: Capital to MHC		$100	$100	$100	$100
Less: Cash to Foundation		$0	$0	$0	$0
Net Proceeds		$74,260	$87,642	$101,024	$116,413
Estimated Income from Proceeds					
Net Conversion Proceeds		$74,260	$87,642	$101,024	$116,413
Less: ESOP Adjustment	(3)	$6,143	$7,227	$8,311	$9,557
Less: MRP Adjustment	(3)	$5,490	$6,459	$7,428	$8,542
Net Proceeds Reinvested		$62,627	$73,956	$85,285	$98,314
Estimated Incremental Rate of Return		1.29%	1.29%	1.29%	1.29%
Estimated Incremental Return		$809	$955	$1,101	$1,270
Less: Interest Cost of ESOP	(4)	$0	$0	$0	$0
Less: Amortization of ESOP	(7)	$246	$289	$333	$383
Less: Amortization of MRP	(8)	$659	$776	$892	$1,026
Pro-forma Net Income		($96)	($110)	($124)	($139)
Earnings Before Conversion		$ 4,634	$ 4,634	$ 4,634	$ 4,634
Earnings Excluding Adjustment		$4,538	$4,524	$4,510	$4,495
Earnings Adjustment	(6)	($60)	($60)	($60)	($60)
Earnings After Conversion		$4,478	$4,464	$4,450	$4,435

Pro Forma Effect of Conversion Proceeds
As of September 30, 2003

		$ 170,631,380 Independent Valuation	$ 200,742,800 Independent Valuation	$ 230,854,220 Independent Valuation	$ 265,482,350 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Pro-forma Net Worth					
Net Worth at September 30, 2003		$ 75,054	$ 75,054	$ 75,054	$ 75,054
Net Conversion Proceeds		$74,260	$87,642	$101,024	$116,413
Plus: Value issued to the Foundation		$0	$0	$0	$0
Less: After Tax cost of Foundation		$0	$0	$0	$0
Less: ESOP Adjustment	(1)	(6,143)	(7,227)	(8,311)	(9,557)
Less: MRP Adjustment	(2)	(5,490)	(6,459)	(7,428)	(8,542)
Pro-forma Net Worth		$137,681	$149,010	$160,339	$173,368
Pro-forma Tangible Net Worth					
Pro-forma Net Worth		$137,681	$149,010	$160,339	$173,368
Less: Intangible	(5)	$0	$0	$0	$0
Pro-forma Tangible Net Worth		$137,681	$149,010	$160,339	$173,368
Pro-forma Assets					
Total Assets at September 30, 2003		$ 610,110	$ 610,110	$ 610,110	$ 610,110
Net Conversion Proceeds		$74,260	$87,642	$101,024	$116,413
Plus: Value issued to the Foundation		$0	$0	$0	$0
Less: After Tax cost of Foundation		$0	$0	$0	$0
Less: ESOP Adjustment	(1)	(6,143)	(7,227)	(8,311)	(9,557)
Less: MRP Adjustment	(2)	(5,490)	(6,459)	(7,428)	(8,542)
Pro-forma Assets Excluding Adjustment		672,737	684,066	695,395	708,424
Plus: Adjustment	(6)	0	0	0	0
Pro-forma Total Assets		$672,737	$684,066	$695,395	$708,424
Per Share Data					
Net Worth at September 30, 2003		$4.40	$3.74	$3.25	$2.83
Estimated Net Proceeds		$4.35	$4.37	$4.38	$4.39
Plus: Value issued to the Foundation		$0.00	$0.00	$0.00	$0.00
Less: After Tax cost of Foundation		$0.00	$0.00	$0.00	$0.00
Less: ESOP Stock		($0.36)	($0.36)	($0.36)	($0.36)
Less: MRP Stock		($0.32)	($0.32)	($0.32)	($0.32)
Pro-forma Net Worth Per Share		$8.07	$7.43	$6.95	$6.54
Less: Intangible		$0.00	$0.00	$0.00	$0.00
Pro-forma Tangible Net Worth Per Share		$8.07	$7.43	$6.95	$6.54

Pro Forma Effect of Conversion Proceeds
As of September 30, 2003

		$ 170,631,380 Independent Valuation	$ 200,742,800 Independent Valuation	$ 230,854,220 Independent Valuation	$ 265,482,350 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Historical Earnings Per Share	(8)	$0.28	$0.24	$0.21	$0.18
Incremental return Per Share	(8)	$0.05	$0.05	$0.05	$0.05
ESOP Adjustment Per Share	(8)	($0.01)	($0.01)	($0.01)	($0.01)
MRP Adjustment Per Share	(8)	($0.04)	($0.04)	($0.04)	($0.04)
Normalizing Adjustment Per Share		$0.00	$0.00	$0.00	$0.00
Pro Forma Earnings Per Share	(8)	$0.28	$0.24	$0.21	$0.18
Shares Utilized for EPS	(8)	16,490	19,399	22,309	25,656
Shares Utilized for Stockholders Equity	(9)	17,063	20,074	23,085	26,548
Pro-forma Ratios					
Price/EPS without Adjustment		35.71	41.67	47.62	55.56
Price/EPS with Adjustment		35.71	41.67	47.62	55.56
Price/Book Value per Share		123.92%	134.59%	143.88%	152.91%
Price/Tangible Book Value		123.92%	134.59%	143.88%	152.91%
Market Value/Assets		25.36%	29.35%	33.20%	37.47%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 15 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) ALLL Recapture tax impacted at 40%.
(7) ESOP and MRP are amortized over 15 and 5 years respectively, and tax impacted at 40%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) All other per share computations assume the MRP plan is issued, not bought in the open market.

Shares Offered	7,678	9,033	10,388	11,947
Price Per Share	10	10	10	10
Gross Proceeds	76,784	90,334	103,884	119,467
Estimated Insider Purchases	**-3,025**	**-3,025**	**-3,025**	**-3,025**
ESOP Purchases	-6,143	-7,227	-8,311	-9,557
Proceeds to Base Fee On	67,616	80,082	92,548	106,885
Underwriters Percentage	**1.35%**	**1.35%**	**1.35%**	**1.35%**
Underwriters Fee	913	1,081	1,249	1,443
Advisory Fee	**0**	**0**	**0**	**0**
Total Underwriters Fee	913	1,081	1,249	1,443
All Other Expenses	**1,511**	**1,511**	**1,511**	**1,511**
Total Expense	2,424	2,592	2,760	2,954
Full Shares	17,063	20,074	23,085	26,548
Shares Outstanding	7,678	9,033	10,388	11,947
Less: ESOP Adjustment	614	723	831	956
Plus: SOP 93-6 ESOP Shares	41	48	55	64
Shares for all EPS Calculations	16,490	19,399	22,309	25,656

Post Foundation

	Appraised Value			
	$170,631,380	$200,742,800	$230,854,220	$265,482,350
Conclusion	45%	45%	45%	45%
Shares Issued and Exchanged	170,631	200,743	230,854	265,482
Price per Share	$10	$10	$10	$10
Shares Issued to Foundation	-	-	-	-
Total Shares	170,631	200,743	230,854	265,482
Exchange Shares 1	-	-	-	-
Conversion Shares	170,631	200,743	230,854	265,482
Implied Exhange Ratio	-	-	-	-
Gross Proceeds	$1,706,314	$2,007,428	$2,308,542	$2,654,824
Exchange Value	$0	$0	$0	$0

MRP Dilution					
Shares Outstanding		17,063,138	20,074,280	23,085,422	26,548,235
Less: New ESOP Adjustment		614,273	722,674	831,075	955,736
Plus: New MRP issued	(1)	549,006	645,890	742,773	854,189
Plus: New SOP 93-6 ESOP Shares	(2)	40,952	48,178	55,405	63,716
Shares for all EPS Calculations		17,038,823	20,045,674	23,052,525	26,510,404
EPS		$ 0.27	$ 0.23	$ 0.20	$ 0.17
BV/Share		$7.82	$7.19	$6.73	$6.33
BV Dilution		3.13%	3.21%	3.18%	3.26%
Voting Dilution		3.22%	3.22%	3.22%	3.22%

Actual number of shares for EPS calculations	16,489,817	19,399,784	22,309,752	25,656,214
Actual number of shares for Foundation	0	0	0	0

Option Dilution					
Shares Outstanding		17,063,138	20,074,280	23,085,422	26,548,235
Less: New ESOP Adjustment		614,273	722,674	831,075	955,736
Plus: Options	(1)	767,841	903,343	1,038,844	1,194,671
Plus: New SOP 93-6 ESOP Shares	(2)	40,952	48,178	55,405	63,716
Shares for all EPS Calculations		17,257,658	20,303,127	23,348,596	26,850,885
EPS		$ 0.26	$ 0.22	$ 0.19	$ 0.17
BV/Share		$8.15	$7.53	$7.08	$6.68
Voting Dilution		4.66%	4.66%	4.66%	4.66%

Clifton Savings Bancorp, Inc.
Pro Forma Analysis Sheet - Twelve Months Ended
March 31, 2003
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	$170,631,380	31.25						
Price-Core Earnings Ratio P/E	$200,742,800	37.04	48.54	39.35	35.40	35.40	47.62	37.60
	$230,854,220	43.48						
	$265,482,350	50.00						
	$170,631,380	125.79%						
Price-to-Book Ratio P/B	$200,742,800	136.43%	249.78%	228.40%	486.66%	486.66%	245.89%	232.28%
	$230,854,220	145.77%						
	$265,482,350	154.80%						
	$170,631,380	125.79%						
Price-to-Tangible Book Ratio P/TB	$200,742,800	136.43%	273.83%	257.14%	486.66%	486.66%	273.61%	278.93%
	$230,854,220	145.77%						
	$265,482,350	154.80%						
	$170,631,380	26.72%						
Price-to-Assets Ratio P/A	$200,742,800	30.88%	30.58%	30.10%	43.44%	43.44%	27.82%	28.36%
	$230,854,220	34.91%						
	$265,482,350	39.37%						

Valuation Parameters

Twelve Months Ended	Y			
Period Ended March 31, 2003		$	**5,221**	(1)
Pre-Conversion Book Value	B			
As of March 31, 2003		$	**73,020**	
Pre-Conversion Assets	A			
As of March 31, 2003		$	**576,055**	
Return on Money	R		**1.29%**	(2)
Conversion Expenses		$	2,592	
	X		2.87%	(3)
Proceeds Not Invested		$	13,686	(4)
Estimated ESOP Borrowings			**$7,227**	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings			$482	(5)
Cost of ESOP Borrowings	S		**0.00%**	(5)
Amort of ESOP Borrowings	T		**15**	Years
Amort of MRP Amount	N		5	Years
Estimated MRP Amount		$	**6,459**	(6)
MRP Purchases	M		7.15%	
MRP Expense		$	1,292	
Foundation Amount		$	-	
Foundation Amount	F		**0.00%**	
Tax Rate	TAX		**39.94%**	
Percentage Sold	PCT		**45.00%**	
Tax Benefit	Z		$0	
Earnings Multiple			12	

(1) Net income for the twelve months ended September 30, 2003.

(2) Net Return assumes a reinvestment rate of 2.15 percent (the 1 year Treasury at September 30, 2003), and a tax rate of 40%.

(3) Conversion expenses reflect estimated expenses as presented in the offering document.

(4) *Includes Stock from* ESOP *and* MRP

(5) Assumes ESOP is amortized straight line over 15 years at a cost of 0.00%.

(6) Assumes MRP is amortized straight line over 5 years.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \dfrac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $90,334,260

2. $V = \dfrac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $90,334,260

1. $V = \dfrac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $90,334,260

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $170,631,380 at 45%	**7,678,412**	**$10**	$76,784,120
Appraised Value - $200,742,800 at 45%	**9,033,426**	**$10**	$90,334,260
Appraised Value - $230,854,220 at 45%	**10,388,440**	**$10**	$103,884,400
Appraised Value - $265,482,350 at 45%	**11,946,706**	**$10**	$119,467,060

Pro Forma Effect of Conversion Proceeds
As of March 31, 2003

		$ 170,631,380 Independent Valuation	$ 200,742,800 Independent Valuation	$ 230,854,220 Independent Valuation	$ 265,482,350 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Minority %		45%	45%	45%	45%
Minority Shares		7,678,412	9,033,426	10,388,440	11,946,706
Conversion Proceeds		17,063	20,074	23,085	26,548
Shares Offered		7,678	9,033	10,388	11,947
Price Per Share		$10	$10	$10	$10
Gross Proceeds		$76,784	$90,334	$103,884	$119,467
Plus: Value issued to Foundation	(9)	$0	$0	$0	$0
Pro Forma Market Capitalization		$76,784	$90,334	$103,884	$119,467
Gross Proceeds		$76,784	$90,334	$103,884	$119,467
Less: Est. Conversion Expenses		$2,424	$2,592	$2,760	$2,954
Less: Capital to MHC		$100	$100	$100	$100
Less: Cash to Foundation		$0	$0	$0	$0
Net Proceeds		$74,260	$87,642	$101,024	$116,413
Estimated Income from Proceeds					
Net Conversion Proceeds		$74,260	$87,642	$101,024	$116,413
Less: ESOP Adjustment	(3)	$6,143	$7,227	$8,311	$9,557
Less: MRP Adjustment	(3)	$5,490	$6,459	$7,428	$8,542
Net Proceeds Reinvested		$62,627	$73,956	$85,285	$98,314
Estimated Incremental Rate of Return		1.29%	1.29%	1.29%	1.29%
Estimated Incremental Return		$809	$955	$1,101	$1,270
Less: Interest Cost of ESOP	(4)	$0	$0	$0	$0
Less: Amortization of ESOP	(7)	$246	$289	$333	$383
Less: Amortization of MRP	(8)	$659	$776	$892	$1,026
Pro-forma Net Income		($96)	($110)	($124)	($139)
Earnings Before Conversion		$ 5,221	$ 5,221	$ 5,221	$ 5,221
Earnings Excluding Adjustment		$5,125	$5,111	$5,097	$5,082
Earnings Adjustment	(6)	$0	$0	$0	$0
Earnings After Conversion		$5,125	$5,111	$5,097	$5,082

Pro Forma Effect of Conversion Proceeds
As of March 31, 2003

		$ 170,631,380 Independent Valuation	$ 200,742,800 Independent Valuation	$ 230,854,220 Independent Valuation	$ 265,482,350 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Pro-forma Net Worth					
Net Worth at September 30, 2003		$ 73,020	$ 73,020	$ 73,020	$ 73,020
Net Conversion Proceeds		$74,260	$87,642	$101,024	$116,413
Plus: Value issued to the Foundation		$0	$0	$0	$0
Less: After Tax cost of Foundation		$0	$0	$0	$0
Less: ESOP Adjustment	(1)	(6,143)	(7,227)	(8,311)	(9,557)
Less: MRP Adjustment	(2)	(5,490)	(6,459)	(7,428)	(8,542)
Pro-forma Net Worth		$135,647	$146,976	$158,305	$171,334
Pro-forma Tangible Net Worth					
Pro-forma Net Worth		$135,647	$146,976	$158,305	$171,334
Less: Intangible	(5)	$0	$0	$0	$0
Pro-forma Tangible Net Worth		$135,647	$146,976	$158,305	$171,334
Pro-forma Assets					
Total Assets at September 30, 2003		$ 576,055	$ 576,055	$ 576,055	$ 576,055
Net Conversion Proceeds		$74,260	$87,642	$101,024	$116,413
Plus: Value issued to the Foundation		$0	$0	$0	$0
Less: After Tax cost of Foundation		$0	$0	$0	$0
Less: ESOP Adjustment	(1)	(6,143)	(7,227)	(8,311)	(9,557)
Less: MRP Adjustment	(2)	(5,490)	(6,459)	(7,428)	(8,542)
Pro-forma Assets Excluding Adjustment		638,682	650,011	661,340	674,369
Plus: Adjustment	(6)	0	0	0	0
Pro-forma Total Assets		$638,682	$650,011	$661,340	$674,369
Per Share Data					
Net Worth at September 30, 2003		$4.28	$3.64	$3.16	$2.75
Estimated Net Proceeds		$4.35	$4.37	$4.38	$4.39
Plus: Value issued to the Foundation		$0.00	$0.00	$0.00	$0.00
Less: After Tax cost of Foundation		$0.00	$0.00	$0.00	$0.00
Less: ESOP Stock		($0.36)	($0.36)	($0.36)	($0.36)
Less: MRP Stock		($0.32)	($0.32)	($0.32)	($0.32)
Pro-forma Net Worth Per Share		$7.95	$7.33	$6.86	$6.46
Less: Intangible		$0.00	$0.00	$0.00	$0.00
Pro-forma Tangible Net Worth Per Share		$7.95	$7.33	$6.86	$6.46

Pro Forma Effect of Conversion Proceeds
As of March 31, 2003

		$ 170,631,380 Independent Valuation	$ 200,742,800 Independent Valuation	$ 230,854,220 Independent Valuation	$ 265,482,350 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Historical Earnings Per Share	(8)	$0.32	$0.27	$0.23	$0.20
Incremental return Per Share	(8)	$0.05	$0.05	$0.05	$0.05
ESOP Adjustment Per Share	(8)	($0.01)	($0.01)	($0.01)	($0.01)
MRP Adjustment Per Share	(8)	($0.04)	($0.04)	($0.04)	($0.04)
Normalizing Adjustment Per Share		$0.00	$0.00	$0.00	$0.00
Pro Forma Earnings Per Share	(8)	$0.32	$0.27	$0.23	$0.20
Shares Utilized for EPS	(8)	16,490	19,399	22,309	25,656
Shares Utilized for Stockholders Equit	(9)	17,063	20,074	23,085	26,548
Pro-forma Ratios					
Price/EPS without Adjustment		31.25	37.04	43.48	50.00
Price/EPS with Adjustment		31.25	37.04	43.48	50.00
Price/Book Value per Share		125.79%	136.43%	145.77%	154.80%
Price/Tangible Book Value		125.79%	136.43%	145.77%	154.80%
Market Value/Assets		26.72%	30.88%	34.91%	39.37%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 15 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Not applicable.
(7) ESOP and MRP are amortized over 15 and 5 years respectively, and tax impacted at 40%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) All other per share computations assume the MRP plan is issued, not bought in the open market.

Shares Offered	7,678	9,033	10,388	11,947
Price Per Share	10	10	10	10
Gross Proceeds	76,784	90,334	103,884	119,467
Estimated Insider Purchases	**-3,025**	**-3,025**	**-3,025**	**-3,025**
ESOP Purchases	-6,143	-7,227	-8,311	-9,557
Proceeds to Base Fee On	67,616	80,082	92,548	106,885
Underwriters Percentage	**1.35%**	**1.35%**	**1.35%**	**1.35%**
Underwriters Fee	913	1,081	1,249	1,443
Advisory Fee	**0**	**0**	**0**	**0**
Total Underwriters Fee	913	1,081	1,249	1,443
All Other Expenses	**1,511**	**1,511**	**1,511**	**1,511**
Total Expense	2,424	2,592	2,760	2,954
Full Shares	17,063	20,074	23,085	26,548
Shares Outstanding	7,678	9,033	10,388	11,947
Less: ESOP Adjustment	614	723	831	956
Plus: SOP 93-6 ESOP Shares	41	48	55	64
Shares for all EPS Calculations	16,490	19,399	22,309	25,656

Post Foundation

	Appraised Value			
Conclusion	$170,631,380	$200,742,800	$230,854,220	$265,482,350
	45%	45%	45%	45%
Shares Issued and Exchanged	170,631	200,743	230,854	265,482
Price per Share	$10	$10	$10	$10
Shares Issued to Foundation	-	-	-	-
Total Shares	170,631	200,743	230,854	265,482
Exchange Shares	-	-	-	-
Conversion Shares	170,631	200,743	230,854	265,482
Implied Exhange Ratio	-	-	-	-
Gross Proceeds	$1,706,314	$2,007,428	$2,308,542	$2,654,824
Exchange Value	$0	$0	$0	$0

MRP Dilution					
Shares Outstanding		17,063,138	20,074,280	23,085,422	26,548,235
Less: New ESOP Adjustment		614,273	722,674	831,075	955,736
Plus: New MRP issued	(1)	549,006	645,890	742,773	854,189
Plus: New SOP 93-6 ESOP Shares	(2)	40,952	48,178	55,405	63,716
Shares for all EPS Calculations		17,038,823	20,045,674	23,052,525	26,510,404
EPS		$ 0.30	$ 0.26	$ 0.23	$ 0.20
BV/Share		$7.70	$7.09	$6.64	$6.25
BV Dilution		3.12%	3.23%	3.15%	3.21%
Voting Dilution		3.22%	3.22%	3.22%	3.22%
Actual number of shares for EPS calculations		16,489,817	19,399,784	22,309,752	25,656,215
Actual number of shares for Foundation		0	0	0	0

Option Dilution					
Shares Outstanding		17,063,138	20,074,280	23,085,422	26,548,235
Less: New ESOP Adjustment		614,273	722,674	831,075	955,736
Plus: Options	(1)	1,370,597	1,612,467	1,854,337	2,132,487
Plus: New SOP 93-6 ESOP Shares	(2)	40,952	48,178	55,405	63,716
Shares for all EPS Calculations		17,860,414	21,012,251	24,164,089	27,788,702
EPS		$ 0.29	$ 0.24	$ 0.21	$ 0.18
BV/Share		$8.10	$7.52	$7.09	$6.72
Voting Dilution		8.31%	8.31%	8.31%	8.31%

Clifton Savings Bancorp, Inc.
Pro Forma Analysis Sheet - Six Months Ended
September 30, 2003
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	$170,631,380	45.45						
Price-Core Earnings Ratio P/E	$200,742,800	50.00	48.54	39.35	35.40	35.40	47.62	37.60
	$230,854,220	62.50						
	$265,482,350	71.43						
	$170,631,380	123.92%						
Price-to-Book Ratio P/B	$200,742,800	134.59%	249.78%	228.40%	486.66%	486.66%	245.89%	232.28%
	$230,854,220	143.88%						
	$265,482,350	152.91%						
	$170,631,380	123.92%						
Price-to-Tangible Book Ratio P/TB	$200,742,800	134.59%	273.83%	257.14%	486.66%	486.66%	273.61%	278.93%
	$230,854,220	143.88%						
	$265,482,350	152.91%						
	$170,631,380	25.36%						
Price-to-Assets Ratio P/A	$200,742,800	29.35%	30.58%	30.10%	43.44%	43.44%	27.82%	28.36%
	$230,854,220	33.20%						
	$265,482,350	37.47%						

Valuation Parameters

Six Months Ended	Y			
Period Ended September 30, 2003		$	**2,044**	(1)
Pre-Conversion Book Value	B			
As of September 30, 2003		$	**75,054**	
Pre-Conversion Assets	A			
As of September 30, 2003		$	**610,110**	
Return on Money	R		**1.29%**	(2)
Conversion Expenses		$	2,592	
	X		2.87%	(3)
Proceeds Not Invested		$	13,686	(4)
Estimated ESOP Borrowings			**$7,227**	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings			$482	(5)
Cost of ESOP Borrowings	S		**0.00%**	(5)
Amort of ESOP Borrowings	T		**15**	Years
Amort of MRP Amount	N		**5**	Years
Estimated MRP Amount		$	**6,459**	(6)
MRP Purchases	M		7.15%	
MRP Expense		$	1,292	
Foundation Amount		$	-	
Foundation Amount	F		**0.00%**	
Tax Rate	TAX		**39.94%**	
Percentage Sold	PCT		**45.00%**	
Tax Benefit	Z		$0	
Earnings Multiple			6	

(1) Net income for the twelve months ended September 30, 2003.
(2) Net Return assumes a reinvestment rate of 2.15 percent (the 1 year Treasury at September 30, 2003), and a tax rate of 40%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP
(5) Assumes ESOP is amortized straight line over 15 years at a cost of 0.00%.
(6) Assumes MRP is amortized straight line over 5 years.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $90,334,260

2. $V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $90,334,260

1. $V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $90,334,260

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $170,631,380 at 45%	**7,678,412**	**$10**	$76,784,120
Appraised Value - $200,742,800 at 45%	**9,033,426**	**$10**	$90,334,260
Appraised Value - $230,854,220 at 45%	**10,388,440**	**$10**	$103,884,400
Appraised Value - $265,482,350 at 45%	**11,946,706**	**$10**	$119,467,060

Pro Forma Effect of Conversion Proceeds

As of September 30, 2003

		$ 170,631,380 Independent Valuation	$ 200,742,800 Independent Valuation	$ 230,854,220 Independent Valuation	$ 265,482,350 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Minority %		45%	45%	45%	45%
Minority Shares		7,678,412	9,033,426	10,388,440	11,946,706
Conversion Proceeds		17,063	20,074	23,085	26,548
Shares Offered		7,678	9,033	10,388	11,947
Price Per Share		$10	$10	$10	$10
Gross Proceeds		$76,784	$90,334	$103,884	$119,467
Plus: Value issued to Foundation	(9)	$0	$0	$0	$0
Pro Forma Market Capitalization		$76,784	$90,334	$103,884	$119,467
Gross Proceeds		$76,784	$90,334	$103,884	$119,467
Less: Est. Conversion Expenses		$2,424	$2,592	$2,760	$2,954
Less: Capital to MHC		$100	$100	$100	$100
Less: Cash to Foundation		$0	$0	$0	$0
Net Proceeds		$74,260	$87,642	$101,024	$116,413
Estimated Income from Proceeds					
Net Conversion Proceeds		$74,260	$87,642	$101,024	$116,413
Less: ESOP Adjustment	(3)	$6,143	$7,227	$8,311	$9,557
Less: MRP Adjustment	(3)	$5,490	$6,459	$7,428	$8,542
Net Proceeds Reinvested		$62,627	$73,956	$85,285	$98,314
Estimated Incremental Rate of Return		1.29%	1.29%	1.29%	1.29%
Estimated Incremental Return		$404	$477	$551	$635
Less: Interest Cost of ESOP	(4)	$0	$0	$0	$0
Less: Amortization of ESOP	(7)	$123	$145	$166	$191
Less: Amortization of MRP	(8)	$330	$388	$446	$513
Pro-forma Net Income		($49)	($56)	($61)	($69)
Earnings Before Conversion		$ 2,044	$ 2,044	$ 2,044	$ 2,044
Earnings Excluding Adjustment		$1,995	$1,988	$1,983	$1,975
Earnings Adjustment	(6)	$0	$0	$0	$0
Earnings After Conversion		$1,995	$1,988	$1,983	$1,975

Pro Forma Effect of Conversion Proceeds
As of September 30, 2003

		$ 170,631,380 Independent Valuation	$ 200,742,800 Independent Valuation	$ 230,854,220 Independent Valuation	$ 265,482,350 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Pro-forma Net Worth					
Net Worth at September 30, 2003		$ 75,054	$ 75,054	$ 75,054	$ 75,054
Net Conversion Proceeds		$74,260	$87,642	$101,024	$116,413
Plus: Value issued to the Foundation		$0	$0	$0	$0
Less: After Tax cost of Foundation		$0	$0	$0	$0
Less: ESOP Adjustment	(1)	(6,143)	(7,227)	(8,311)	(9,557)
Less: MRP Adjustment	(2)	(5,490)	(6,459)	(7,428)	(8,542)
Pro-forma Net Worth		$137,681	$149,010	$160,339	$173,368
Pro-forma Tangible Net Worth					
Pro-forma Net Worth		$137,681	$149,010	$160,339	$173,368
Less: Intangible	(5)	$0	$0	$0	$0
Pro-forma Tangible Net Worth		$137,681	$149,010	$160,339	$173,368
Pro-forma Assets					
Total Assets at September 30, 2003		$ 610,110	$ 610,110	$ 610,110	$ 610,110
Net Conversion Proceeds		$74,260	$87,642	$101,024	$116,413
Plus: Value issued to the Foundation		$0	$0	$0	$0
Less: After Tax cost of Foundation		$0	$0	$0	$0
Less: ESOP Adjustment	(1)	(6,143)	(7,227)	(8,311)	(9,557)
Less: MRP Adjustment	(2)	(5,490)	(6,459)	(7,428)	(8,542)
Pro-forma Assets Excluding Adjustment		672,737	684,066	695,395	708,424
Plus: Adjustment	(6)	0	0	0	0
Pro-forma Total Assets		$672,737	$684,066	$695,395	$708,424
Per Share Data					
Net Worth at September 30, 2003		$4.40	$3.74	$3.25	$2.83
Estimated Net Proceeds		$4.35	$4.37	$4.38	$4.39
Plus: Value issued to the Foundation		$0.00	$0.00	$0.00	$0.00
Less: After Tax cost of Foundation		$0.00	$0.00	$0.00	$0.00
Less: ESOP Stock		($0.36)	($0.36)	($0.36)	($0.36)
Less: MRP Stock		($0.32)	($0.32)	($0.32)	($0.32)
Pro-forma Net Worth Per Share		$8.07	$7.43	$6.95	$6.54
Less: Intangible		$0.00	$0.00	$0.00	$0.00
Pro-forma Tangible Net Worth Per Share		$8.07	$7.43	$6.95	$6.54

Pro Forma Effect of Conversion Proceeds
As of September 30, 2003

		$ 170,631,380 Independent Valuation	$ 200,742,800 Independent Valuation	$ 230,854,220 Independent Valuation	$ 265,482,350 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Historical Earnings Per Share	(8)	$0.12	$0.11	$0.09	$0.08
Incremental return Per Share	(8)	$0.02	$0.02	$0.02	$0.02
ESOP Adjustment Per Share	(8)	($0.01)	($0.01)	($0.01)	($0.01)
MRP Adjustment Per Share	(8)	($0.02)	($0.02)	($0.02)	($0.02)
Normalizing Adjustment Per Share		$0.00	$0.00	$0.00	$0.00
Pro Forma Earnings Per Share	(8)	$0.11	$0.10	$0.08	$0.07
Shares Utilized for EPS	(8)	16,469	19,375	22,282	25,624
Shares Utilized for Stockholders Equit	(9)	17,063	20,074	23,085	26,548
Pro-forma Ratios					
Price/EPS without Adjustment		45.45	50.00	62.50	71.43
Price/EPS with Adjustment		45.45	50.00	62.50	71.43
Price/Book Value per Share		123.92%	134.59%	143.88%	152.91%
Price/Tangible Book Value		123.92%	134.59%	143.88%	152.91%
Market Value/Assets		25.36%	29.35%	33.20%	37.47%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 15 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Not applicable.
(7) ESOP and MRP are amortized over 15 and 5 years respectively, and tax impacted at 40%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) All other per share computations assume the MRP plan is issued, not bought in the open market.

Shares Offered	7,678	9,033	10,388	11,947
Price Per Share	10	10	10	10
Gross Proceeds	76,780	90,330	103,880	119,470
Estimated Insider Purchases	**-3,025**	**-3,025**	**-3,025**	**-3,025**
ESOP Purchases	-6,143	-7,227	-8,311	-9,557
Proceeds to Base Fee On	67,612	80,078	92,544	106,888
Underwriters Percentage	**1.35%**	**1.35%**	**1.35%**	**1.35%**
Underwriters Fee	913	1,081	1,249	1,443
Advisory Fee	**0**	**0**	**0**	**0**
Total Underwriters Fee	913	1,081	1,249	1,443
All Other Expenses	**1,511**	**1,511**	**1,511**	**1,511**
Total Expense	2,424	2,592	2,760	2,954
Full Shares	17,063	20,074	23,085	26,548
Shares Outstanding	7,678	9,033	10,388	11,947
Less: ESOP Adjustment	614	723	831	956
Plus: SOP 93-6 ESOP Shares	20	24	28	32
Shares for all EPS Calculations	16,469	19,375	22,282	25,624

Post Foundation

	Appraised Value			
	$170,631,380	$200,742,800	$230,854,220	$265,482,350
Conclusion	45%	45%	45%	45%
Shares Issued and Exchanged	170,631	200,743	230,854	265,482
Price per Share	$10	$10	$10	$10
Shares Issued to Foundation	-	-	-	-
Total Shares	170,631	200,743	230,854	265,482
Exchange Shares	-	-	-	-
Conversion Shares	170,631	200,743	230,854	265,482
Implied Exhange Ratio	-	-	-	-
Gross Proceeds	$1,706,314	$2,007,428	$2,308,542	$2,654,824
Exchange Value	$0	$0	$0	$0

MRP Dilution					
Shares Outstanding		17,063,138	20,074,280	23,085,422	26,548,235
Less: New ESOP Adjustment		614,273	722,674	831,075	955,736
Plus: New MRP issued	(1)	549,006	645,890	742,773	854,189
Plus: New SOP 93-6 ESOP Shares	(2)	20,476	24,089	27,703	31,858
Shares for all EPS Calculations		17,018,347	20,021,585	23,024,823	26,478,546
EPS		$ 0.12	$ 0.10	$ 0.09	$ 0.08
BV/Share		$7.82	$7.19	$6.73	$6.33
BV Dilution		3.13%	3.21%	3.18%	3.26%
Voting Dilution		3.22%	3.22%	3.22%	3.22%
Actual number of shares for EPS calculations		16,469,341	19,375,695	22,282,050	25,624,357
Actual number of shares for Foundation		0	0	0	0

Option Dilution					
Shares Outstanding		17,063,138	20,074,280	23,085,422	26,548,235
Less: New ESOP Adjustment		614,273	722,674	831,075	955,736
Plus: Options	(1)	1,370,597	1,612,467	1,854,337	2,132,487
Plus: New SOP 93-6 ESOP Shares	(2)	20,476	24,089	27,703	31,858
Shares for all EPS Calculations		17,839,938	20,988,162	24,136,387	27,756,844
EPS		$ 0.11	$ 0.09	$ 0.08	$ 0.07
BV/Share		$8.21	$7.61	$7.17	$6.79
Voting Dilution		8.32%	8.32%	8.32%	8.32%